Basis of Presentation
The following Management's Discussion and Analysis ("MD&A") of the financial and operating results of Pembina Pipeline Corporation ("Pembina" or the "Company") is dated February 22, 2024, and is supplementary to, and should be read in conjunction with, Pembina's audited consolidated financial statements as at and for the year ended December 31, 2023 ("Consolidated Financial Statements"). The Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board, using the accounting policies described in Note 3 of the Consolidated Financial Statements. All dollar amounts contained in this MD&A are expressed in Canadian dollars unless otherwise noted. For further details on Pembina and Pembina's significant assets, including definitions for capitalized terms used herein and not otherwise defined, refer to Pembina's annual information form ("AIF") for the year ended December 31, 2023. Additional information about Pembina filed with Canadian and U.S. securities commissions, including quarterly and annual reports, annual information forms (filed with the U.S. Securities and Exchange Commission under Form 40-F) and management information circulars, can be found online at www.sedarplus.ca, www.sec.gov and through Pembina's website at www.pembina.com.
Abbreviations
For a list of abbreviations that may be used in this MD&A, refer to the Abbreviations section of this MD&A.

Non-GAAP and Other Financial Measures
Pembina has disclosed certain financial measures and ratios within this MD&A that management believes provide meaningful information in assessing Pembina's underlying performance, but which are not specified, defined or determined in accordance with the Canadian generally accepted accounting principles ("GAAP") and which are not disclosed in Pembina's Consolidated Financial Statements. Such non-GAAP financial measures and non-GAAP ratios do not have any standardized meaning prescribed by IFRS and may not be comparable to similar financial measures or ratios disclosed by other issuers. Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A for additional information regarding these non-GAAP measures and non-GAAP ratios.
Risk Factors and Forward-Looking Information
Management has identified the primary risk factors that could have a material impact on the financial results and operations of Pembina. Such risk factors are described in the "Risk Factors" section of this MD&A and are also included in Pembina's AIF. The Company's financial and operational performance is potentially affected by a number of factors, including, but not limited to, the factors described within the "Forward-Looking Statements & Information" section of this MD&A. This MD&A contains forward-looking statements based on Pembina's current expectations, estimates, projections and assumptions. This information is provided to assist readers in understanding the Company's future plans and expectations and may not be appropriate for other purposes.
Pembina Pipeline Corporation 2023 Annual Report 1

1. ABOUT PEMBINA
Pembina Pipeline Corporation is a leading energy transportation and midstream service provider that has served North America's energy industry for 70 years. Pembina owns an integrated network of hydrocarbon liquids and natural gas pipelines, gas gathering and processing facilities, oil and natural gas liquids infrastructure and logistics services, and an export terminals business. Through our integrated value chain, we seek to provide safe and reliable energy solutions that connect producers and consumers across the world, support a more sustainable future and benefit our customers, investors, employees and communities. For more information, please visit www.pembina.com.
Pembina's Purpose and Strategy
We deliver extraordinary energy solutions so the world can thrive.
Pembina will build on its strengths by continuing to invest in and grow the core businesses that provide critical transportation and midstream services to help ensure reliable and secure energy supply. Pembina will capitalize on exciting opportunities to leverage its assets and expertise into new service offerings that proactively respond to the transition to a lower-carbon economy. In continuing to meet global energy demand and its customers' needs, while ensuring Pembina's long-term success and resilience, the Company has established four strategic priorities:
1.To be resilient, we will sustain, decarbonize, and enhance our businesses. This priority is focused on strengthening and growing our existing franchise and demonstrating environmental leadership.
2.To thrive, we will invest in the energy transition to improve the basins in which we operate. We will expand our portfolio to include new businesses associated with lower-carbon commodities.
3.To meet global demand, we will transform and export our products. We will continue our focus on supporting the transformation of Western Canadian Sedimentary Basin commodities into higher margin products and enabling more coastal egress.
4.To set ourselves apart, we will create a differentiated experience for our stakeholders. We remain committed to delivering excellence for our four key stakeholder groups meaning that:
a.Employees say we are the 'employer of choice' and value our safe, respectful, collaborative, and inclusive work culture.
b.Communities welcome us and recognize the net positive impact of our social and environmental commitment.
c.Customers choose us first for reliable and value-added services.
d.Investors receive sustainable industry-leading total returns.
2 Pembina Pipeline Corporation 2023 Annual Report

Alliance/Aux Sable Acquisition
On December 13, 2023, Pembina announced that it had entered into an agreement with Enbridge Inc. ("Enbridge") to acquire all of Enbridge's interests in the Alliance, Aux Sable and NRGreen joint ventures for an aggregate purchase price of approximately $3.1 billion (subject to certain adjustments), including approximately $327 million of assumed debt, representing Enbridge's proportionate share of the indebtedness of Alliance (the "Alliance/Aux Sable Acquisition"). Upon closing of the Alliance/Aux Sable Acquisition, Pembina will hold 100 percent of the equity interests in Alliance, Aux Sable's Canadian operations and NRGreen and approximately 85 percent of Aux Sable's U.S. operations.
In connection with the Alliance/Aux Sable Acquisition, on December 19, 2023, Pembina closed a bought deal offering in Canada and the United States of subscription receipts (the "Subscription Receipt Offering"), pursuant to which Pembina issued and sold 29.9 million subscription receipts (including 3.9 million subscription receipts issued pursuant to the exercise in full by the underwriters for the Subscription Receipt Offering of the over-allotment option granted to them by Pembina) at a price of $42.85 per subscription receipt for total gross proceeds of approximately $1.3 billion.
The purchase price and the expenses related to the Alliance/Aux Sable Acquisition will be funded through a combination of: (i) the net proceeds of the Subscription Receipt Offering; (ii) a portion of the net proceeds of the offering of $1.8 billion aggregate principal amount of senior unsecured medium-term notes, which closed on January 12, 2024; and (iii) amounts drawn under Pembina's existing credit facilities and cash on hand. Refer to the "Share Capital" and "Liquidity & Capital Resources - Financing Activity" sections of this MD&A for additional information.
The Alliance/Aux Sable Acquisition is expected to close in the first half of 2024, subject to the satisfaction or waiver of customary closing conditions, including the receipt of required regulatory approvals.
Pembina Pipeline Corporation 2023 Annual Report 3

2. FINANCIAL & OPERATING OVERVIEW
Consolidated Financial Overview for the Three Months Ended December 31
Results of Operations

($ millions, except where noted)	2023	2022	Change
Revenue	2,466	2,699	(233)
Net revenue(1)	1,117	1,043	74
Gross profit	850	681	169
Adjusted EBITDA(1)	1,033	925	108
Earnings	698	243	455
Earnings per common share – basic and diluted (dollars)	1.21	0.39	0.82
Cash flow from operating activities	880	947	(67)
Cash flow from operating activities per common share – basic (dollars)	1.60	1.72	(0.12)
Adjusted cash flow from operating activities(1)	747	690	57
Adjusted cash flow from operating activities per common share – basic (dollars)(1)	1.36	1.25	0.11
Capital expenditures	177	143	34
Total volumes (mboe/d)(2)	3,453	3,392	61
Change in Earnings ($ millions)(3)
Results Overview
Earnings in the fourth quarter of 2023 reflect continued growth in the Pipelines and Marketing & New Ventures Divisions, while the Facilities Division saw higher revenues from its terminalling assets. During the quarter, the Pipelines Division also recognized an impairment reversal related to the reactivation of the Nipisi Pipeline. Additionally, earnings were impacted by the following factors:
•Pipelines: higher net revenues, partially offset by lower Share of Profit from Alliance. This is coupled with lower other expenses as a result of the Ruby settlement provision that was incurred in the fourth quarter of 2022.
•Facilities: lower project write-off costs, offset by higher depreciation during the quarter compared to the fourth quarter of 2022.
•Marketing & New Ventures: gains on commodity-related derivatives for the quarter compared to losses in the fourth quarter of 2022, higher Share of Profit from Aux Sable, and higher margins on NGL sales, which were offset by lower margins on natural gas sales.
•Corporate: higher income tax expense due to higher earnings compared to the same period in 2022.

4 Pembina Pipeline Corporation 2023 Annual Report

Changes in Results for the Three Months Ended December 31
Revenue
$233 million decrease, resulting from lower revenue in Marketing & New Ventures primarily due to a decrease in prices across the crude oil complex and lower NGL prices, and lower recoverable operating expenses in the Pipelines and Facilities Divisions. These results were partially offset by higher revenue in Pipelines due to higher volumes and increased tolls largely due to contractual inflation adjustments on certain of Pembina's Pipelines assets, combined with higher recoverable project costs, higher terminalling revenue in Facilities, and higher marketed NGL volumes.

Cost of goods sold	$307 million decrease, primarily due to lower crude oil and NGL market prices, partially offset by higher marketed NGL volumes in Marketing & New Ventures.
Operating expenses	$23 million decrease, due to lower recoverable power costs on certain of Pembina's Pipelines and Facilities assets.
Impairment reversal	$231 million recognized in December 2023 related to the reactivation and incremental firm contracts on the Nipisi Pipeline.
Cash flow from operating activities
$67 million decrease, primarily driven by the change in non-cash working capital, higher taxes paid, and a decrease in payments collected through contract liabilities, partially offset by an increase in earnings adjusted for items not involving cash.

Adjusted cash flow from operating activities(1)
$57 million increase, largely due to the same items impacting cash flow from operating activities, discussed above, excluding the change in non-cash working capital and taxes paid, partially offset by higher current income tax expense.

Adjusted EBITDA(1)
$108 million increase, primarily due to higher net revenue on certain of Pembina's Pipelines and Facilities assets, as well as higher adjusted EBITDA from PGI and Aux Sable. These results were partially offset by realized losses on commodity-related derivatives during the fourth quarter of 2023 compared to gains in the fourth quarter of 2022, lower adjusted EBITDA from Alliance, and higher general and administrative expenses.

Total volumes (mboe/d)(2)
61 mboe/d increase, largely driven by higher volumes on certain of Pembina's Pipelines assets resulting from new contracts and the reactivation of the Nipisi Pipeline in the fourth quarter of 2023, combined with increased producer activity at certain PGI assets, partially offset by lower volumes at the Redwater Complex.

(1)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(2)    Total revenue volumes in mboe/d. See the "Abbreviations" section of this MD&A for definition. Volumes do not include Empress processing capacity. Marketed NGL volumes are excluded from volumes to avoid double counting. Refer to the "Marketing & New Ventures" section of this MD&A for further information.
(3)    Pipelines reportable segment earnings before tax excludes impairment reversal.
Pembina Pipeline Corporation 2023 Annual Report 5

Consolidated Financial Overview for the 12 Months Ended December 31
Results of Operations

($ millions, except where noted)	2023	2022	Change
Revenue	9,125	11,611	(2,486)
Net revenue(1)	3,994	4,247	(253)
Gross profit	2,840	3,123	(283)
Adjusted EBITDA(1)	3,824	3,746	78
Earnings	1,776	2,971	(1,195)
Earnings per common share – basic (dollars)	3.00	5.14	(2.14)
Earnings per common share – diluted (dollars)	2.99	5.12	(2.13)
Cash flow from operating activities	2,635	2,929	(294)
Cash flow from operating activities per common share – basic (dollars)	4.79	5.30	(0.51)
Adjusted cash flow from operating activities(1)	2,646	2,661	(15)
Adjusted cash flow from operating activities per common share – basic (dollars)(1)	4.81	4.82	(0.01)
Capital expenditures	606	605	1
Total volumes (mboe/d)(2)	3,306	3,383	(77)
Change in Earnings ($ millions)(3)(4)
Results Overview
Earnings for 2023 reflect resilient performance in the Pipelines Division, despite the impact of the Northern Pipeline system outage, Wildfires, and third-party outages during the period. The Pipelines Division also recognized an impairment reversal in the fourth quarter of 2023, related to the reactivation of the Nipisi Pipeline. The Facilities Division was impacted by the net operating result of the PGI Transaction, while the previous year benefited from a gain on the PGI Transaction. The Marketing & New Ventures Division saw lower margins on crude oil, NGL, and natural gas sales due to a lower pricing environment for the year compared to 2022. Additionally, earnings were impacted by the following factors:
•Pipelines: higher net revenues, partially offset by lower Share of Profit from Alliance, higher operating expenses, and higher depreciation. This is coupled with lower other and general & administrative expenses as a result of the Ruby settlement provision and associated legal fees incurred in the fourth quarter of 2022.
•Facilities: the impact of the PGI Transaction, partially offset by a gain resulting from a contract renewal of an asset now recognized as a finance lease.
•Marketing & New Ventures: lower contribution from Aux Sable, partially offset by lower losses on commodity-related derivatives for the year compared to 2022, and gains recognized on foreign exchange derivatives compared to losses in 2022.
•Corporate: higher income tax expense due to the reduction in tax expense recorded in 2022 as a result of the PGI Transaction, and lower general and administrative expenses, net of shared service revenue.
6 Pembina Pipeline Corporation 2023 Annual Report

Changes in Results for the 12 Months Ended December 31
Revenue
$2.5 billion decrease, resulting from lower revenue in Marketing & New Ventures primarily due to the decrease in prices across the crude oil complex and lower NGL prices, combined with lower revenue in Facilities largely due to revenue from the field-based gas processing assets contributed to PGI now being reflected in share of profit from equity accounted investees ("Share of Profit") (2022 included $295 million in revenue related to the assets contributed to PGI) and lower recoverable power costs. Additionally, the unplanned outage on the Northern Pipeline system in the first quarter of 2023 ("Northern Pipeline system outage"), resulted in a negative impact on consolidated revenue of $54 million. Also, during the second quarter of 2023, volumes on certain assets in Pipelines were temporarily curtailed due to the wildfires in Alberta and British Columbia ("Wildfires"), resulting in a negative impact to consolidated revenue of $23 million. These results were partially offset by higher revenue in Pipelines due to higher volumes and increased tolls largely due to contractual inflation adjustments, as well as higher recoverable project costs.

Cost of goods sold	$2.2 billion decrease, primarily due to lower crude oil and NGL market prices.
Operating expenses
$44 million decrease, primarily due to lower Facilities operating expenses as a result of the PGI Transaction (2022 included $71 million in operating expenses related to the assets contributed to PGI) and lower recoverable power costs at certain of Pembina's Pipelines assets, combined with lower recoverable geotechnical costs related to the Western Pipeline, partially offset by $17 million in costs associated with the Northern Pipeline system outage, as well as higher integrity spending primarily on the Northern Pipeline system and the Cochin Pipeline, and higher repairs and maintenance costs.

Impairment reversal	$231 million recognized in December 2023 related to the reactivation and incremental firm contracts on the Nipisi Pipeline.
Cash flow from operating activities
$294 million decrease, primarily driven by the change in non-cash working capital, a decrease in earnings adjusted for items not involving cash, combined with a decrease in payments collected through contract liabilities and higher share-based compensation payments, partially offset by higher distributions from equity accounted investees and lower taxes paid.

Adjusted cash flow from operating activities(1)
$15 million decrease, primarily due to the same items impacting cash flow from operating activities, discussed above, excluding the change in non-cash working capital, taxes paid, and share-based compensation payments, combined with higher current tax expense, partially offset by lower accrued share-based payment expense.

Adjusted EBITDA(1)
$78 million increase, primarily due to higher net revenue on certain of Pembina's Pipelines assets, and higher adjusted EBITDA from PGI which more than offset the lower adjusted EBITDA from Aux Sable, Alliance, and Ruby. Additionally, there were realized gains on commodity-related derivatives during the period compared to losses recognized during 2022, and a $16 million gain resulting from a contract renewal of an asset now recognized as a finance lease. These results were partially offset by lower net revenue from the Facilities and Marketing & New Ventures Divisions, the impact in Pipelines and Facilities resulting from the Northern Pipeline system outage ($71 million) and the Wildfires ($24 million), as well as higher general and administrative expenses.

Total volumes (mboe/d)(2)
77 mboe/d decrease, largely driven by the disposition of Pembina's interest in certain Facilities assets at Empress in the fourth quarter of 2022, impacts of the Northern Pipeline system outage and the Wildfires which resulted in lower volumes of 46 mboe/d and 14 mboe/d, respectively, combined with lower volumes from Ruby and planned outages in certain Facilities assets in the third quarter of 2023, partially offset by the volumes at certain PGI assets and higher volumes on certain assets in Pipelines due to new contracts, and the reactivation of the Nipisi Pipeline in the fourth quarter of 2023.

(1)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(2)    Total revenue volumes in mboe/d. See the "Abbreviations" section of this MD&A for definition. Volumes do not include Empress processing capacity. Marketed NGL volumes are excluded from volumes to avoid double counting. Refer to the "Marketing & New Ventures" section of this MD&A for further information.
(3)    Pipelines reportable segment earnings before tax excludes impairment reversal.
(4)    Facilities reportable segment earnings before tax excludes the gain recognized in connection with the PGI Transaction.

Pembina Pipeline Corporation 2023 Annual Report 7

3. SEGMENT RESULTS
Business Overview
The Pipelines Division provides customers with pipeline transportation, terminalling, storage and rail services in key market hubs in Canada and the United States for crude oil, condensate, natural gas liquids and natural gas. Through Pembina's wholly-owned and joint venture assets, the Pipelines Division manages pipeline transportation capacity of 2.9 mmboe/d(1), above ground storage capacity of approximately 10 mmbbls(1) and rail terminalling capacity of approximately 105 mboe/d(1) within its conventional, oil sands and heavy oil, and transmission assets. The conventional assets include strategically located pipelines and terminalling hubs that gather and transport light and medium crude oil, condensate and natural gas liquids from western Alberta and northeast British Columbia to the Edmonton, Alberta area for further processing or transportation on downstream pipelines. The oil sands and heavy oil assets transport heavy and synthetic crude oil produced within Alberta to the Edmonton, Alberta area and offer associated storage, terminalling and rail services. The transmission assets transport natural gas, ethane and condensate throughout Canada and the United States on long haul pipelines linking various key market hubs. In addition, the Pipelines Division assets provide linkages to Pembina's Facilities Division assets across North America, enabling integrated customer service offerings. Together, these assets supply products from hydrocarbon producing regions to refineries, fractionators and market hubs in Alberta, British Columbia, and Illinois, as well as other regions throughout North America.
The Facilities Division includes infrastructure that provides Pembina's customers with natural gas, condensate and NGL services. Through its wholly-owned assets and its interest in PGI, Pembina's natural gas gathering and processing facilities are strategically positioned in active, liquids-rich areas of the WCSB and Williston Basin and are integrated with the Company's other businesses. Pembina provides sweet and sour gas gathering, compression, condensate stabilization, and both shallow cut and deep cut gas processing services with a total capacity of approximately 5.4 bcf/d(2) for its customers. Condensate and NGL extracted at virtually all Canadian-based facilities have access to transportation on Pembina's pipelines. In addition, all NGL transported along the Alliance Pipeline are extracted through the Pembina operated Channahon Facility at the terminus. The Facilities Division includes approximately 354 mbpd(2) of NGL fractionation capacity, 21 mmbbls(1) of cavern storage capacity and associated pipeline and rail terminalling facilities and a liquefied propane export facility on Canada's West Coast. These facilities are fully integrated with the Company's other divisions, providing customers with the ability to access a comprehensive suite of services to enhance the value of their hydrocarbons. In addition, Pembina owns a bulk marine import/export terminal in Vancouver, British Columbia.
The Marketing & New Ventures Division leverages Pembina's integrated value chain and existing network of pipelines, facilities, and energy infrastructure assets to maximize the value of hydrocarbon liquids and natural gas originating in the basins where the Company operates. Pembina pursues the creation of new markets, and further enhances existing markets, to support both the Company's and its customers' business interests. In particular, Pembina seeks to identify opportunities to connect hydrocarbon production to new demand locations through the development of infrastructure. The division also focuses on developing new business platforms and undertaking initiatives that seek to reduce the greenhouse gas ("GHG") emissions of Pembina's and its customers' operations.
Within the Marketing & New Ventures Division, Pembina undertakes value-added commodity marketing activities including buying and selling products (natural gas, ethane, propane, butane, condensate, crude oil, electricity, and carbon credits), commodity arbitrage, and optimizing storage opportunities. The marketing business enters into contracts for capacity on both Pembina's and third-party infrastructure, handles proprietary and customer volumes and aggregates production for onward sale. Through this infrastructure capacity, including Pembina's Prince Rupert Terminal, as well as utilizing the Company's expansive rail fleet and logistics capabilities, Pembina's marketing business adds incremental value to the commodities by accessing high value markets across North America and globally.
The Marketing & New Ventures Division is also responsible for the development of new large-scale, or value chain extending projects, including those that provide enhanced access to global markets and support a transition to a lower-carbon economy. Currently, Pembina is pursuing opportunities associated with liquefied natural gas ("LNG"), low-carbon commodities, and large-scale GHG emissions reductions.
(1)Net capacity.
(2)Net capacity; includes Aux Sable capacity; the financial and operational results for Aux Sable are included in the Marketing & New Ventures Division.
8 Pembina Pipeline Corporation 2023 Annual Report

Financial and Operational Overview by Division

	3 Months Ended December 31
	2023			2022
($ millions, except where noted)	Volumes(1)	Reportable Segment Earnings (Loss) Before Tax	Adjusted EBITDA(2)	Volumes(1)	Reportable Segment Earnings (Loss) Before Tax	Adjusted EBITDA(2)
Pipelines	2,652	677	617	2,593	295	548
Facilities	801	143	324	799	145	288
Marketing & New Ventures	—	204	173	—	96	171
Corporate	—	(209)	(81)	—	(206)	(82)
Total	3,453	815	1,033	3,392	330	925

	12 Months Ended December 31
	2023			2022
($ millions, except where noted)	Volumes(1)	Reportable Segment Earnings (Loss) Before Tax	Adjusted EBITDA(2)	Volumes(1)	Reportable Segment Earnings (Loss) Before Tax	Adjusted EBITDA(2)
Pipelines	2,538	1,840	2,234	2,524	1,415	2,127
Facilities	768	610	1,213	859	1,804	1,137
Marketing & New Ventures	—	435	597	—	708	721
Corporate	—	(696)	(220)	—	(708)	(239)
Total	3,306	2,189	3,824	3,383	3,219	3,746
(1)    Total revenue volumes in mboe/d. See the "Abbreviations" section of this MD&A for definition. Volumes do not include Empress processing capacity. Marketed NGL volumes are excluded from volumes to avoid double counting. Refer to the "Marketing & New Ventures" section of this MD&A for further information.
(2)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
Equity Accounted Investees Overview by Division

	3 Months Ended December 31
	2023					2022
($ millions, except where noted)	Share of profit	Adjusted EBITDA(4)	Contributions	Distributions(5)	Volumes(6)	Share of profit (loss)	Adjusted EBITDA(4)	Contributions	Distributions(5)	Volumes(6)
Pipelines(1)	31	76	19	79	142	44	85	4	96	147
Facilities(2)	48	183	—	116	356	49	156	32	110	336
Marketing & New Ventures(3)	15	21	183	32	35	(14)	(14)	10	29	35
Total	94	280	202	227	533	79	227	46	235	518

	12 Months Ended December 31
	2023					2022
($ millions, except where noted)	Share of profit (loss)	Adjusted EBITDA(4)	Contributions	Distributions(5)	Volumes(6)	Share of profit	Adjusted EBITDA(4)	Contributions	Distributions(5)	Volumes(6)
Pipelines(1)	109	281	20	279	140	171	343	4	343	158
Facilities(2)	233	671	33	463	351	108	379	62	196	183
Marketing & New Ventures(3)	(26)	58	218	77	34	82	107	29	134	36
Total	316	1,010	271	819	524	361	829	95	673	377
(1)    Pipelines includes Alliance, Ruby (Pembina ceased to have an interest in the Ruby Pipeline on January 13, 2023), and Grand Valley.
(2)    Facilities includes PGI, Veresen Midstream (which was contributed to PGI as part of the PGI Transaction on August 15, 2022), and Fort Corp.
(3)    Marketing and New Ventures includes Aux Sable, CKPC (which was dissolved on December 31, 2023), Cedar LNG, and ACG.
(4)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(5)    Distributions exclude returns of capital. In 2023, Pembina received an incremental $61 million from PGI as a return of capital (2022: nil).
(6)    Total revenue volumes in mboe/d. See the "Abbreviations" section of this MD&A for definition.
Pembina Pipeline Corporation 2023 Annual Report 9

Pipelines
Financial Overview for the Three Months Ended December 31
Results of Operations

($ millions, except where noted)	2023	2022	Change
Pipelines revenue(1)	737	686	51
Cost of goods sold(1)	11	—	11
Net revenue(1)(2)	726	686	40
Operating expenses(1)	171	205	(34)
Depreciation and amortization included in operations	110	104	6
Share of profit from equity accounted investees	31	44	(13)
Gross profit	476	421	55
Reportable segment earnings before tax	677	295	382
Adjusted EBITDA(2)	617	548	69
Volumes (mboe/d)(3)	2,652	2,593	59

Change in Results
Net revenue(1)(2)
Increase largely due to higher volumes on the Peace Pipeline system and on the Drayton Valley Pipeline, net loss allowance, higher tolls primarily on the Cochin Pipeline and the Peace Pipeline system largely related to contractual inflation adjustments, and higher recoverable project costs primarily on the Peace Pipeline system, combined with the reactivation of the Nipisi Pipeline in the fourth quarter of 2023, partially offset by lower recoverable power costs.

Operating expenses(1)	Decrease largely due to lower recoverable power costs, as a result of the lower power pool price during the period.
Share of profit from equity accounted investees	Decrease primarily due to lower revenues from Alliance as a result of lower interruptible tolls and volumes.
Reportable segment earnings before tax
Increase largely due to the reversal of impairment related to the reactivation of the Nipisi Pipeline in the fourth quarter of 2023, the Ruby settlement provision incurred in the fourth quarter of 2022, higher revenue, discussed above, partially offset by lower Share of Profit from Alliance, discussed above.

Adjusted EBITDA(2)
Increase largely due to higher revenue, discussed above, partially offset by lower revenue from Alliance due to the lower interruptible tolls and volumes. Included in adjusted EBITDA is $74 million (2022: $83 million) related to Alliance.

Volumes (mboe/d)(3)
Increase primarily due to the reactivation of the Nipisi Pipeline in the fourth quarter of 2023, higher contracted volumes on the Peace Pipeline system, as well as higher volumes on the Drayton Valley Pipeline. Volumes include 142 mboe/d (2022: 147 mboe/d) related to Alliance.

Change in Adjusted EBITDA ($ millions)(1)(2)
(1)    Includes inter-segment transactions. See Note 4 to the Consolidated Financial Statements.
(2)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(3)    Revenue volumes in mboe/d. See the "Abbreviations" section of this MD&A for definition.
10 Pembina Pipeline Corporation 2023 Annual Report

Financial Overview for the 12 Months Ended December 31
Results of Operations

($ millions, except where noted)	2023	2022	Change
Pipelines revenue(1)	2,707	2,508	199
Cost of goods sold(1)	17	—	17
Net revenue(1)(2)	2,690	2,508	182
Operating expenses(1)	695	677	18
Depreciation and amortization included in operations	414	396	18
Share of profit from equity accounted investees	109	171	(62)
Gross profit	1,690	1,606	84
Reportable segment earnings before tax	1,840	1,415	425
Adjusted EBITDA(2)	2,234	2,127	107
Volumes (mboe/d)(3)	2,538	2,524	14

Change in Results
Net revenue(1)(2)
Increase largely due to higher contracted volumes and tolls on the Peace Pipeline system, net loss allowance, as well as higher tolls and the higher U.S. dollar exchange rate on the Cochin Pipeline, higher recoverable project costs on various systems, and higher volumes on the Vantage Pipeline due to third party outages in 2022, combined with the reactivation of the Nipisi Pipeline in the fourth quarter of 2023, partially offset by lower revenue due to the Northern Pipeline system outage and the Wildfires, a deferred recognition of flow-through charges for capital integrity work on the Peace Pipeline system during the second quarter of 2023 that resulted in a revenue timing difference, as well as lower recoverable power costs.

Operating expenses(1)
Increase largely due to costs associated with the Northern Pipeline system outage, higher integrity spending primarily on the Northern Pipeline system and the Cochin Pipeline, and higher repairs and maintenance costs, partially offset by lower recoverable geotechnical costs primarily related to the Western Pipeline and lower recoverable power costs, as a result of the lower power pool prices in the fourth quarter of 2023.

Depreciation and amortization included in operations	Increase primarily due to asset upgrades and associated retirements during 2023 and assets placed into service in the second half of 2022.
Share of profit from equity accounted investees
Decrease primarily due to lower revenues from Alliance as 2022 included the sale of linepack inventory, as well as lower revenues as a result of lower interruptible tolls and volumes and seasonal contracts being replaced by firm contracts at lower regulated rates.

Reportable segment earnings before tax
Increase largely due to the reversal of impairment related to the reactivation of the Nipisi Pipeline in the fourth quarter of 2023, the Ruby settlement provision and associated legal fees incurred in 2022, and higher revenue, discussed above, partially offset by lower Share of Profit from Alliance, higher operating expenses, and higher depreciation, discussed above.

Adjusted EBITDA(2)
Increase due to higher revenue, discussed above, partially offset by lower revenue from Alliance and no adjusted EBITDA from Ruby since the first quarter of 2022. Refer to the "Selected Equity Accounted Investee Information" section for further details on Ruby. Included in adjusted EBITDA is $277 million (2022: $323 million) related to Alliance and nil (2022: $15 million) related to Ruby.

Volumes (mboe/d)(3)
Increase primarily due to higher contracted volumes on the Peace Pipeline system, the reactivation of the Nipisi Pipeline in the fourth quarter of 2023, and higher volumes on the Vantage Pipeline due to third-party outages in 2022, partially offset by lower volumes related to the Northern Pipeline system outage, the impacts of the Wildfires, and lower volumes from Ruby. Volumes include 140 mboe/d (2022: 144 mboe/d) related to Alliance and nil (2022: 14 mboe/d) related to Ruby.

Pembina Pipeline Corporation 2023 Annual Report 11

Change in Adjusted EBITDA ($ millions)(1)(2)
(1)    Includes inter-segment transactions. See Note 4 to the Consolidated Financial Statements.
(2)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(3)    Revenue volumes in mboe/d. See the "Abbreviations" section of this MD&A for definition.

Financial and Operational Overview

	3 Months Ended December 31						12 Months Ended December 31
	2023			2022			2023			2022
($ millions, except where noted)	Volumes(1)	Reportable Segment Earnings Before Tax	Adjusted EBITDA(2)	Volumes(1)	Reportable Segment Earnings Before Tax	Adjusted EBITDA(2)	Volumes(1)	Reportable Segment Earnings Before Tax	Adjusted EBITDA(2)	Volumes(1)	Reportable Segment Earnings Before Tax	Adjusted EBITDA(2)
Pipelines(3)
Conventional	1,054	311	370	1,024	266	314	968	1,085	1,296	959	1,026	1,208
Transmission	590	117	189	593	4	177	586	421	702	589	278	679
Oil Sands & Heavy Oil	1,008	251	60	976	26	58	984	341	243	976	121	250
General & administrative	—	(2)	(2)	—	(1)	(1)	—	(7)	(7)	—	(10)	(10)
Total	2,652	677	617	2,593	295	548	2,538	1,840	2,234	2,524	1,415	2,127
(1)    Revenue volumes in mboe/d. See the "Abbreviations" section of this MD&A for definition.
(2)     Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(3)     Includes values attributed to Pembina's conventional, transmission and oil sands and heavy oil assets within the Pipelines Division. Refer to Pembina's AIF for the year ended December 31, 2023.
12 Pembina Pipeline Corporation 2023 Annual Report

Projects & New Developments(1)
Pipelines continues to focus on the execution of various system expansions. The projects in the following table were recently placed into service.

Significant Projects	In-service Date
Phase IX Peace Pipeline Expansion	December 2022
The following outlines the projects and new developments within Pipelines:

Phase VIII Peace Pipeline Expansion
Original Capital Budget: $530 million	In-service Date: Second quarter of 2024	Status: On time, trending under budget
Revised Cost Estimate: $430 million
This expansion will enable segregated pipeline service for ethane-plus and propane-plus NGL mix from Gordondale, Alberta, which is centrally located within the Montney trend, into the Edmonton area for market delivery. The project includes new 10-inch and 16-inch pipelines, totaling approximately 150 km, in the Gordondale to La Glace corridor of Alberta, as well as new mid-point pump stations and terminal upgrades located throughout the Peace Pipeline system. Phase VIII will add approximately 235 mbpd of incremental capacity between Gordondale, Alberta and La Glace, Alberta, as well as approximately 65 mbpd of capacity between La Glace, Alberta and the Namao hub near Edmonton, Alberta. The estimated project cost has been revised lower to $430 million, compared to the original budget of $530 million. The revised cost reflects highly effective project management and execution, favourable weather conditions and productive contractor relationships. The project is trending on time, with three pump stations completed. The construction is expected to be completed in the first quarter of 2024, with pipeline and facility commissioning and start-up expected in the second quarter of 2024.

NEBC MPS Expansion
Capital Budget: $90 million	In-service Date: Fourth quarter of 2024	Status: On time, on budget
The NEBC MPS Expansion includes a new mid-point pump station, terminal upgrades, and additional storage, which will support approximately 40,000 bpd of incremental capacity on the NEBC Pipeline system. This capacity will fulfill customer demand in light of growing production volumes from NEBC and previously announced long-term midstream service agreements with three premier NEBC Montney producers.

(1)    For further details on Pembina's significant assets, including definitions for capitalized terms used herein that are not otherwise defined, refer to Pembina's AIF for the year ended December 31, 2023 filed at www.sedarplus.ca (filed with the U.S. Securities and Exchange Commission at www.sec.gov under Form 40-F) and on Pembina's website at www.pembina.com.

Pembina Pipeline Corporation 2023 Annual Report 13

Facilities
Financial Overview for the Three Months Ended December 31
Results of Operations

($ millions, except where noted)	2023	2022	Change
Facilities revenue(1)	248	237	11
Cost of goods sold(1)	—	—	—
Net revenue(1)(2)	248	237	11
Operating expenses(1)	95	104	(9)
Depreciation and amortization included in operations	46	34	12
Unrealized gain on commodity-related derivative financial instruments	—	(2)	2
Share of profit from equity accounted investees	48	49	(1)
Gross profit	155	150	5
Reportable segment earnings before tax	143	145	(2)
Adjusted EBITDA(2)	324	288	36
Volumes (mboe/d)(3)	801	799	2

Changes in Results
Net revenue(1)(2)
Increase largely due to higher terminalling revenue at the Redwater Complex and at Vancouver Wharves, partially offset by lower recoverable power costs at the Redwater Complex and at Empress, discussed below.

Operating expenses(1)
Decrease largely due to lower recoverable power costs at the Redwater Complex and at Empress as a result of the commissioning of the Empress Cogeneration Facility in November 2022 and the lower power pool price during the quarter.

Depreciation and amortization included in operations	Increase primarily due to asset upgrades and associated retirements in the fourth quarter of 2023.
Share of profit from equity accounted investees
Consistent with prior period. Lower operating expenses, acquisition costs, and income tax expense, were largely offset by higher net finance costs due to unrealized losses on non-commodity related derivative financial instruments recognized in the fourth quarter of 2023 compared to gains in the fourth quarter of 2022, and higher depreciation due to changes in asset life estimates and more asset retirements in the fourth quarter of 2023 compared to the fourth quarter of 2022.

Reportable segment earnings before tax	Consistent with the prior period. Increased revenue and lower other expenses due to lower project write-offs recognized in the quarter, were largely offset by higher depreciation, discussed above.
Adjusted EBITDA(2)
Increase due to the higher adjusted EBITDA from PGI, mainly from the former Energy Transfer Canada plants, at the Hythe Gas Plant and on the Dawson Assets due to increased volumes, combined with higher revenue, discussed above. Included in adjusted EBITDA is $179 million (2022: $153 million) related to PGI.

Volumes (mboe/d)(3)
Consistent with prior period. Increase largely due to higher volumes from PGI, primarily at the Hythe Gas Plant and on the Dawson Assets due to increased producer activity, largely offset by lower volumes at the Redwater Complex. Volumes include 356 mboe/d (2022: 336 mboe/d) related to PGI.

Change in Adjusted EBITDA ($ millions)(1)(2)
(1)    Includes inter-segment transactions. See Note 4 to the Consolidated Financial Statements.
(2)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(3)    Revenue volumes in mboe/d. See the "Abbreviations" section of this MD&A for definition. Volumes do not include Empress processing capacity.
14 Pembina Pipeline Corporation 2023 Annual Report

Financial Overview for the 12 Months Ended December 31
Results of Operations

($ millions, except where noted)	2023	2022	Change
Facilities revenue(1)	909	1,268	(359)
Cost of goods sold(1)	—	6	(6)
Net revenue(1)(2)	909	1,262	(353)
Operating expenses(1)	360	511	(151)
Depreciation and amortization included in operations	159	196	(37)
Realized gain on commodity-related derivative financial instruments	—	(20)	20
Unrealized gain on commodity-related derivative financial instruments	—	(50)	50
Share of profit from equity accounted investees	233	108	125
Gross profit	623	733	(110)
Reportable segment earnings before tax	610	1,804	(1,194)
Adjusted EBITDA(2)	1,213	1,137	76
Volumes (mboe/d)(3)	768	859	(91)

Changes in Results
Net revenue(1)(2)	Decrease largely due to the change in ownership of the majority of Pembina's wholly-owned field-based gas processing assets as part of the PGI Transaction. The revenue from these assets is included in Share of Profit (2022 included $295 million in revenue related to the assets contributed to PGI). This is combined with lower recoverable costs as a result of the commissioning of the Empress Cogeneration Facility and the lower power pool price during the period, along with the disposition of Pembina's interest in the E1 and E6 assets at Empress in the fourth quarter of 2022, and lower supply volumes at the Redwater Complex and at Younger primarily due to the Northern Pipeline system outage.
Operating expenses(1)
Decrease largely due to the PGI Transaction which resulted in operating expenses for the formerly wholly-owned field-based gas processing assets now being accounted for in Share of Profit (2022 included $71 million in operating expenses related to the assets contributed to PGI), as well as lower recoverable power costs resulting from the commissioning of the Empress Cogeneration Facility and the lower power pool price during the fourth quarter of 2023, and the disposition of Pembina's interest in the E1 and E6 assets.

Depreciation and amortization included in operations
Decrease primarily due to the field-based gas processing assets contributed as part of the PGI Transaction now being accounted for under equity accounting by Pembina for its investment in PGI, partially offset by more asset upgrades and retirements in 2023 compared to 2022.

Realized and unrealized gain on commodity-related derivatives	The commodity-related derivatives were transferred as part of the field-based gas processing assets contributed to PGI on August 15, 2022.
Share of profit from equity accounted investees
Increase primarily due to a full year of earnings from PGI, including a strong contribution from the former Energy Transfer Canada plants, the Hythe Gas Plant, and the Dawson Assets, partially offset by higher depreciation expense, net finance costs, income tax expense, and general and administrative expenses compared to Share of Profit in the first seven and a half months of 2022 when Pembina owned a 45 percent interest in Veresen Midstream.

Reportable segment earnings before tax
Decrease primarily due to the $1.1 billion gain recognized on the PGI Transaction during the third quarter of 2022, coupled with lower contributions resulting from the change in ownership of the majority of Pembina's wholly-owned field-based gas processing assets and commodity-related derivatives as part of the PGI Transaction, and lower supply volumes at the Redwater Complex and at Younger, partially offset by the higher Share of Profit from PGI, lower depreciation, a $16 million gain recognized in the third quarter of 2023 resulting from a contract renewal of an asset now recognized as a finance lease, and lower project write-offs recognized in the period.

Adjusted EBITDA(2)
Increase primarily due to the higher contributions from PGI, mainly from the former Energy Transfer Canada plants, the Hythe Gas Plant, and the Dawson Assets and a gain on the recognition of a finance lease, discussed above, partially offset by lower supply volumes at the Redwater Complex and at Younger. Included in adjusted EBITDA is $657 million (2022: $230 million) related to PGI and nil (2022: $135 million) related to Veresen Midstream.

Volumes (mboe/d)(3)
Decrease primarily due to the disposition of Pembina's interest in the E1 and E6 assets at Empress in exchange for a processing agreement that provides Pembina with the right to first priority for gas processing at all Plains Midstream-operated assets at Empress, as well as lower volumes at the Redwater Complex and at Younger resulting from the Northern Pipeline system outage and planned outages in the third quarter of 2023, partially offset by the volumes from PGI, primarily at the former Energy Transfer Canada plants and on the Dawson Assets. Volumes include 351 mboe/d (2022: 126 mboe/d) related to PGI and nil (2022: 57 mboe/d) related to Veresen Midstream.

Pembina Pipeline Corporation 2023 Annual Report 15

Change in Adjusted EBITDA ($ millions)(1)(2)
(1)    Includes inter-segment transactions. See Note 4 to the Consolidated Financial Statements.
(2)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(3)    Revenue volumes in mboe/d. See the "Abbreviations" section of this MD&A for definition. Volumes do not include Empress processing capacity.
16 Pembina Pipeline Corporation 2023 Annual Report

Financial and Operational Overview

	3 Months Ended December 31						12 Months Ended December 31
	2023			2022			2023			2022
($ millions, except where noted)	Volumes(1)	Reportable Segment Earnings Before Tax	Adjusted EBITDA(2)	Volumes(1)	Reportable Segment Earnings Before Tax	Adjusted EBITDA(2)	Volumes(1)	Reportable Segment Earnings Before Tax	Adjusted EBITDA(2)	Volumes(1)	Reportable Segment Earnings Before Tax	Adjusted EBITDA(2)
Facilities(3)
Gas Services	602	57	203	588	82	182	584	285	755	653	1,506	706
NGL Services	199	87	122	211	65	108	185	327	460	206	305	438
General & administrative	—	(1)	(1)	—	(2)	(2)	—	(2)	(2)	—	(7)	(7)
Total	801	143	324	799	145	288	768	610	1,213	859	1,804	1,137
(1)    Revenue volumes in mboe/d. See the "Abbreviations" section of this MD&A for definition. Volumes do not include Empress processing capacity.
(2)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(3)     Includes values attributed to Pembina's Gas Services and NGL Services assets within the Facilities operating segment. For a description of Pembina's gas and NGL assets, refer to Pembina's AIF for the year ended December 31, 2023.
Projects & New Developments(1)
Facilities continues to build-out its natural gas and NGL processing and fractionation assets to service customer demand. The projects in the following table were recently placed into service.

Significant Projects	In-service Date
Empress Cogeneration Facility	November 2022
The following outlines the projects and new developments within Facilities:

RFS IV
Capital Budget: $460 million	In-service Date(2): First half of 2026	Status: On time, on budget
RFS IV is a 55,000 bpd propane-plus fractionator at the existing Redwater fractionation and storage complex (the "Redwater Complex"). The project includes additional rail loading capacity and will leverage the design, engineering, and operating best practices of its existing facilities. With the addition of RFS IV, the fractionation capacity at the Redwater Complex will total 256,000 bpd. Site clearing activities have been completed, engineering and procurement activities continue, and site construction is expected to begin in the second quarter of 2024.

Wapiti Expansion
Capital Budget: $140 million (net to Pembina)	In-service Date(2): First half of 2026	Status: Recently sanctioned
PGI is developing an expansion that will increase natural gas processing capacity at the Wapiti Plant by 115 mmcf/d (gross to PGI). The expansion opportunity is driven by strong customer demand supported by growing Montney production and will be full underpinned by long-term, take-or-pay contacts. The project includes a new sales gas pipeline and other related infrastructure.

K3 Cogeneration Facility
Capital Budget: $70 million (net to Pembina)	In-service Date(2): First half of 2026	Status: Recently sanctioned
PGI is developing a 28 MW cogeneration facility at its K3 Plant, which is expected to reduce overall operating costs by providing power and heat to the gas processing facility, while reducing customers' exposure to power prices. The K3 Cogeneration Facility is expected to fully supply the K3 Plant's power requirements, with excess power sold to the grid at market rates. Further, this project is expected to contribute to a reduction in annual emissions compliance costs at the K3 Plant through the utilization of the cogeneration waste heat and the low-emission power generated.

(1)    For further details on Pembina's significant assets, including definitions for capitalized terms used herein that are not otherwise defined, refer to Pembina's AIF for the year ended December 31, 2023 filed at www.sedarplus.ca (filed with the U.S. Securities and Exchange Commission at www.sec.gov under Form 40-F) and on Pembina's website at www.pembina.com.
(2)    Subject to environmental and regulatory approvals. See the "Forward-Looking Statements & Information" section of this MD&A.

Pembina Pipeline Corporation 2023 Annual Report 17

Marketing & New Ventures
Financial Overview for the Three Months Ended December 31
Results of Operations

($ millions, except where noted)	2023	2022	Change
Marketing revenue(1)	1,660	1,921	(261)
Cost of goods sold(1)	1,476	1,734	(258)
Net revenue(1)(2)	184	187	(3)
Operating expenses(1)	4	—	4
Depreciation and amortization included in operations	12	10	2
Realized loss (gain) on commodity-related derivative financial instruments	21	(10)	31
Unrealized (gain) loss on commodity-related derivative financial instruments	(46)	61	(107)
Share of profit (loss) from equity accounted investees	15	(14)	29
Gross profit	208	112	96
Reportable segment earnings before tax	204	96	108
Adjusted EBITDA(2)	173	171	2
Volumes (mboe/d)(3)	217	193	24

Change in Results
Net revenue(1)(2)	Consistent with prior period. Lower natural gas marketing margins due to the decrease in Chicago natural gas prices, as well as lower crude oil margins resulting from the lower prices across the crude oil complex, were largely offset by higher NGL margins, primarily due to lower input natural gas prices and higher marketed NGL volumes, discussed below.
Realized loss (gain) on commodity-related derivatives
The realized loss is primarily due to losses on natural gas-based derivatives and crude oil-based derivatives, partially offset by realized gains related to renewable power purchase agreements and NGL-based derivatives.

Unrealized (gain) loss on commodity-related derivatives	The unrealized gain on commodity-related derivatives is primarily due to the decrease in the forward prices for crude, as well as contracts that matured and were realized in the period.
Share of profit (loss) from equity accounted investees
Increase due to higher Share of Profit from Aux Sable largely resulting from no impact of commodity-related derivatives recognized in the fourth quarter of 2023 compared to losses in the fourth quarter of 2022, partially offset by lower revenues due to lower NGL prices.

Reportable segment earnings before tax
Increase largely due to gains on commodity-related derivatives compared to losses in the fourth quarter of 2022, a higher Share of Profit from Aux Sable, and lower net finance costs due to decreased foreign exchange losses in the period compared to the fourth quarter of 2022, combined with a change in the insurance contract provision related to financial assurances for Cedar LNG during the fourth quarter of 2023.

Adjusted EBITDA(2)
Consistent with prior period. Higher contributions from Aux Sable, discussed above, were largely offset by realized losses on commodity-related derivatives compared to gains in the fourth quarter of 2022. Included in adjusted EBITDA is $22 million (2022: $12 million loss) related to Aux Sable.

Volumes (mboe/d)(3)	Increased marketed NGL volumes were primarily driven by higher propane, ethane, and butane sales. Revenue volumes include 35 mboe/d (2022: 35 mboe/d) related to Aux Sable.
Change in Adjusted EBITDA ($ millions)(1)(2)
(1)    Includes inter-segment transactions. See Note 4 to the Consolidated Financial Statements.
(2)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(3)    Marketed NGL volumes in mboe/d. See the "Abbreviations" section of this MD&A for definition.
18 Pembina Pipeline Corporation 2023 Annual Report

Financial Overview for the 12 Months Ended December 31
Results of Operations

($ millions, except where noted)	2023	2022	Change
Marketing revenue(1)	6,087	8,471	(2,384)
Cost of goods sold(1)	5,509	7,682	(2,173)
Net revenue(1)(2)	578	789	(211)
Operating expenses(1)	7	—	7
Depreciation and amortization included in operations	46	44	2
Realized (gain) loss on commodity-related derivative financial instruments	(11)	125	(136)
Unrealized loss (gain) on commodity-related derivative financial instruments	32	(83)	115
Share of (loss) profit from equity accounted investees	(26)	82	(108)
Gross profit	478	785	(307)
Reportable segment earnings before tax	435	708	(273)
Adjusted EBITDA(2)	597	721	(124)
Volumes (mboe/d)(3)	185	190	(5)

Change in Results
Net revenue(1)(2)
Decrease largely due to lower margins on crude oil resulting from the lower prices across the crude oil complex, coupled with lower NGL margins resulting from lower propane and butane prices, and lower natural gas marketing margins due to the decrease in Chicago natural gas prices.

Realized (gain) loss on commodity-related derivatives
The realized gain is primarily due to gains on NGL-based derivative instruments and renewable power purchase agreements, partially offset by realized losses related to natural gas marketing and crude oil-based derivatives.

Unrealized loss (gain) on commodity-related derivative financial instruments
The unrealized loss on commodity-related derivatives is primarily due to contracts that matured and were realized in the period, as well as the change in the forward prices for natural gas and power, partially offset by gains resulting from the decrease in the forward price for crude.

Share of (loss) profit from equity accounted investees
Decrease largely attributable to lower Share of Profit from Aux Sable resulting from lower revenues due to lower NGL prices, combined with a settlement provision recognized during the third quarter of 2023, partially offset by no impact of commodity-related derivatives recognized in the period compared to losses in 2022.

Reportable segment earnings before tax
Decrease largely due to lower net revenue and lower Share of Profit from Aux Sable, discussed above, partially offset by lower losses on commodity-related derivatives in 2023 compared to 2022, and lower net finance costs due to gains recognized on foreign exchange derivatives compared to losses in 2022.

Adjusted EBITDA(2)
Decrease largely due to lower net revenue and lower contributions from Aux Sable, which resulted from lower revenues and no impact of realized commodity-related derivatives compared to losses in 2022. These are partially offset by realized gains on commodity-related derivatives in 2023 compared to losses in 2022. Included in adjusted EBITDA is $68 million (2022: $116 million) related to Aux Sable.

Volumes (mboe/d)(3)	Consistent with the prior period. Revenue volumes include 34 mboe/d (2022: 36 mboe/d) related to Aux Sable.
Change in Adjusted EBITDA ($ millions)(1)(2)
(1)    Includes inter-segment transactions. See Note 4 to the Consolidated Financial Statements.
(2)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(3)    Marketed NGL volumes in mboe/d. See the "Abbreviations" section of this MD&A for definition.
Pembina Pipeline Corporation 2023 Annual Report 19

Financial and Operational Overview

	3 Months Ended December 31						12 Months Ended December 31
	2023			2022			2023			2022
($ millions, except where noted)	Volumes(1)	Reportable Segment Earnings Before Tax	Adjusted EBITDA(2)	Volumes(1)	Reportable Segment Earnings Before Tax	Adjusted EBITDA(2)	Volumes(1)	Reportable Segment Earnings Before Tax	Adjusted EBITDA(2)	Volumes(1)	Reportable Segment Earnings Before Tax	Adjusted EBITDA(2)
Marketing & New Ventures(3)
Marketing	217	206	174	193	98	177	185	465	625	190	729	746
New Ventures(4)	—	(2)	(1)	—	(2)	(6)	—	(30)	(28)	—	(21)	(25)
Total	217	204	173	193	96	171	185	435	597	190	708	721
(1)    Marketed NGL volumes in mboe/d. See the "Abbreviations" section of this MD&A for definition.
(2)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(3)     Includes values attributed to Pembina's marketing activities and new ventures projects within the Marketing & New Ventures operating segment. For further details on Pembina's marketing activities and projects, refer to Pembina's AIF for the year ended December 31, 2023.
(4)    All New Ventures projects have not yet commenced operations and therefore have no volumes.
Projects & New Developments(1)
The New Ventures group is responsible for the development of new large-scale, or value chain extending projects, including those that provide enhanced access to global markets and support a transition to a lower-carbon economy. Currently, Pembina is pursuing opportunities associated with LNG, low-carbon commodities, and large-scale GHG emissions reductions.
Pembina has formed a partnership with the Haisla Nation to develop the proposed Cedar LNG project, a three million tonne per annum floating LNG facility strategically positioned to leverage Canada's abundant natural gas supply and British Columbia's growing LNG infrastructure to produce industry-leading low-carbon, cost-competitive Canadian LNG for overseas markets. Cedar LNG will provide a valuable outlet for WCSB natural gas to access global markets and is expected to achieve higher prices for Canadian producers, contribute to lower overall emissions, and enhance global energy security. Given that Cedar LNG will be a floating facility, manufactured in the controlled conditions of a shipyard, it is expected that the project will have lower construction and execution risk. Further, powered by BC Hydro, Cedar LNG is expected to be one of the lowest emissions LNG facilities in the world.
Cedar LNG has substantially completed several key project deliverables, including obtaining material regulatory approvals; advancing inter-project agreements with Coastal GasLink and LNG Canada; signing a heads of agreement with Samsung Heavy Industries Co., Ltd. and Black & Veatch Corporation; and executing a lump sum engineering, procurement, and construction agreement to provide Cedar LNG with the necessary services to construct the project. In order to achieve this momentum, as at December 31, 2023, Pembina had invested approximately $200 million in Cedar LNG.
Though numerous milestones have been achieved, the Cedar LNG project still faces a number of schedule driven interconnected elements that require resolution prior to making a final investment decision ("FID"), including binding commercial offtake, obtaining certain third-party consents, and project financing. On this basis, a FID is now expected in the middle of 2024.
Pembina and TC Energy Corporation ("TC Energy") have formed a partnership to develop the Alberta Carbon Grid ("ACG"), a carbon transportation and sequestration platform that is intended to enable Alberta-based industries to effectively manage their GHG emissions, contribute positively to Alberta's lower-carbon economy, and create sustainable long-term value for Pembina and TC Energy stakeholders. ACG is developing the Industrial Heartland project, which will have the potential to transport and store up to ten million tonnes of carbon dioxide annually. ACG completed the appraisal well drilling, logging and testing in December 2023. Preliminary data was consistent with ACG's storage capacity expectations and further work is underway to confirm the initial results. Throughout 2024, ACG will continue to progress commercial conversations, refine the project scope, and advance project engineering, including facility design and work on the pipeline routing.
(1)    For further details on Pembina's significant assets, including definitions for capitalized terms used herein that are not otherwise defined, refer to Pembina's AIF for the year ended December 31, 2023 filed at www.sedarplus.ca (filed with the U.S. Securities and Exchange Commission at www.sec.gov under Form 40-F) and on Pembina's website at www.pembina.com.
20 Pembina Pipeline Corporation 2023 Annual Report

Corporate
Financial Overview for the Three Months Ended December 31
Results of Operations

($ millions)	2023	2022	Change
Revenue	12	—	12
General and administrative(1)	103	93	10
Other expense(1)	6	2	4
Net finance costs(1)	111	109	2
Reportable segment loss before tax(1)	(209)	(206)	(3)
Income tax expense	117	87	30
Adjusted EBITDA(2)	(81)	(82)	1

Change in Results
Revenue
Relates primarily to fixed fee income related to shared service agreements with joint ventures following the PGI Transaction. $9 million of shared service fee fixed income was netted against general and administrative in the fourth quarter of 2022.

General and administrative
Increase due to fixed fee income related to shared service agreements with joint ventures previously netted against general and administrative in 2022, discussed above, coupled with higher short-term incentive costs.

Reportable segment loss before tax	Consistent with prior period.
Income tax expense	Higher primarily due to higher earnings compared to the same period in 2022, partially offset by the recognition of previously unrecognized deferred tax assets.
Adjusted EBITDA(2)	Consistent with the prior period.
(1)    Includes inter-segment eliminations.
(2)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
Financial Overview for the 12 Months Ended December 31
Results of Operations

($ millions)	2023	2022	Change
Revenue	47	—	47
General and administrative(1)	314	285	29
Other expense(1)	6	4	2
Net finance costs(1)	425	418	7
Reportable segment loss before tax(1)	(696)	(708)	12
Income tax expense	413	248	165
Adjusted EBITDA(2)	(220)	(239)	19

Change in Results
Revenue
Relates primarily to fixed fee income related to shared service agreements with joint ventures following the PGI Transaction. $24 million of shared service fee fixed income was netted against general and administrative in 2022.

General and administrative
Increase largely due to fixed fee income related to shared service agreements with joint ventures previously netted against general and administrative in 2022, discussed above, combined with higher salaries and wages, short-term incentive costs, and information technology-related maintenance costs, partially offset by lower long-term incentive costs driven by the change in Pembina's share price in 2023 compared to the change in share price in 2022, as well as Pembina's performance relative to peers.

Reportable segment loss before tax
Lower loss primarily due to shared service revenue and lower long-term incentive costs, partially offset by higher salaries and wages, short-term incentive costs, and information technology-related maintenance costs.

Income tax expense	Higher due to the reduction in tax expense recorded in 2022 as a result of the PGI Transaction.
Adjusted EBITDA(2)	Increase largely due to the same items impacting reportable segment loss before tax, discussed above.
(1)    Includes inter-segment eliminations.
(2)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
Pembina Pipeline Corporation 2023 Annual Report 21

4. LIQUIDITY & CAPITAL RESOURCES
Available Sources of Liquidity

As at December 31 ($ millions)	2023	2022
Working capital(1)	(588)	(696)
Variable rate debt
Senior unsecured credit facilities(2)	778	771
Interest rate swapped debt	(31)	(338)
Total variable rate loans and borrowings outstanding (weighted average interest rate of 6.3% (2022: 5.9%))	747	433
Fixed rate debt
Senior unsecured medium-term notes	9,100	9,200
Interest rate swapped debt	31	338
Total fixed rate loans and borrowings outstanding (weighted average interest rate of 4.0% (2022: 3.9%))	9,131	9,538
Total loans and borrowings outstanding	9,878	9,971
Cash and unutilized debt facilities	2,240	2,181
Subordinated hybrid notes (weighted average interest rate of 4.8% (2022: 4.8%))	600	600
(1)    Current assets of $2.6 billion (December 31, 2022: $1.4 billion) less current liabilities of $3.2 billion (December 31, 2022: $2.1 billion). As at December 31, 2023, working capital included $650 million (December 31, 2022: $600 million) associated with the current portion of long-term debt.
(2)    Includes U.S. $250 million variable rate debt outstanding at December 31, 2023 (2022: U.S. $250 million), with the full notional amount hedged using an interest rate swap at 1.47 percent.
Pembina currently anticipates that its cash flow from operating activities, the majority of which is derived from fee-based contracts, will be more than sufficient to meet its operating obligations, to fund its dividend and to fund its capital expenditures in the short term and long term, in addition to the funding commitment of the Alliance/Aux Sable Acquisition. Pembina expects to source funds required for debt maturities from cash, its credit facilities and by accessing the capital markets, as required. Based on its successful access to financing in the capital markets over the past several years, Pembina expects to continue to have access to additional funds as required. Refer to "Risk Factors – General Risk Factors – Additional Financing and Capital Resources" in this MD&A and Note 23 to the Consolidated Financial Statements for more information. Management continues to monitor Pembina's liquidity and remains satisfied that the leverage employed in Pembina's capital structure is sufficient and appropriate given the characteristics and operations of the underlying asset base.
Management may adjust Pembina's capital structure as a result of changes in economic conditions or the risk characteristics of the underlying assets. To maintain or modify Pembina's capital structure in the future, Pembina may renegotiate debt terms, repay existing debt, seek new borrowings, issue additional equity or hybrid securities and/or repurchase or redeem additional common or preferred shares.
As at December 31, 2023, Pembina's credit facilities consisted of: an unsecured $1.5 billion (2022: $1.5 billion) revolving credit facility, which includes a $750 million (2022: $750 million) accordion feature, which provides Pembina with the ability to increase the credit facility subject to lender approval, and matures in June 2028 (the "Revolving Facility"); an unsecured $1.0 billion (2022: $1.0 billion) sustainability linked revolving credit facility, which matures in June 2027 (the "SLL Credit Facility"); an unsecured U.S. $250 million (2022: U.S. $250 million) non-revolving term loan, which matures in May 2025; and an operating facility of $50 million (2022: $20 million), which matures in June 2024 and is typically renewed on an annual basis (collectively, the "Credit Facilities"). There are no mandatory principal repayments due over the term of the Credit Facilities. Pembina is required to meet certain specific and customary affirmative and negative financial covenants under the indenture governing its medium-term notes and the agreements governing its Credit Facilities, including a requirement to maintain certain financial ratios. See "Liquidity & Capital Resources – Covenants" below for more information.
The SLL Credit Facility contains pricing adjustments that reduce or increase borrowing costs based on Pembina's performance relative to a GHG emissions intensity reduction performance target. Previously, Pembina announced its commitment to reduce its GHG emissions intensity by 30 percent by 2030, relative to baseline 2019 levels. The specific terms of the SLL Credit Facility include annual intermediate targets that align with Pembina's trajectory towards its 2030 target.
22 Pembina Pipeline Corporation 2023 Annual Report

Pembina is also subject to customary restrictions on its operations and activities under the indenture governing its medium-term notes and the agreements governing its Credit Facilities, including restrictions on the granting of security, incurring indebtedness and the sale of its assets.
With the exception of the sustainability-linked adjustments to borrowing costs, the terms and conditions of the SLL Credit Facility and the Revolving Facility, including financial covenants, are substantially similar to each other.
Financing Activity
On May 31, 2023, Pembina completed an extension on its $1.5 billion Revolving Facility, which now matures in June 2028, and an extension on its $1.0 billion SLL Credit Facility, which now matures in June 2027.
On June 1, 2023, Pembina's $600 million aggregate principal amount of senior unsecured medium-term notes, series 14, matured and were fully repaid.
On June 22, 2023, Pembina closed an offering of $500 million aggregate principal amount of senior unsecured medium-term notes. The offering was conducted in three tranches, consisting of the issuance of $300 million aggregate principal amount of senior unsecured medium-term notes, series 19, having a fixed coupon of 5.72 percent per annum, payable semi-annually and maturing on June 22, 2026; $100 million aggregate principal amount issued through a re-opening of Pembina's senior unsecured medium-term notes, series 5, having a fixed coupon of 3.54 percent per annum, paid semi-annually, and maturing on February 3, 2025; and $100 million aggregate principal amount issued through a re-opening of Pembina's senior unsecured medium-term notes, series 6, having a fixed coupon of 4.24 percent per annum, paid semi-annually, and maturing on June 15, 2027.
On December 19, 2023, Pembina closed the Subscription Receipt Offering for total gross proceeds of approximately $1.3 billion. The net proceeds of the Subscription Receipt Offering will be used to finance a portion of the purchase price for the Alliance/Aux Sable Acquisition. Refer to the "Alliance/Aux Sable Acquisition" and "Share Capital – Subscription Receipts" sections of this MD&A for additional information.
Subsequent to year-end, on January 12, 2024, Pembina closed an offering of $1.8 billion aggregate principal amount of senior unsecured medium-term notes (the "MTN Offering"). The MTN Offering was conducted in three tranches, consisting of the issuance of $600 million aggregate principal amount of senior unsecured medium-term notes, series 20 ("Series 20 notes"), having a fixed coupon of 5.02 percent per annum, payable semi-annually and maturing on January 12, 2032; $600 million aggregate principal amount of senior unsecured medium-term notes, series 21 ("Series 21 notes"), having a fixed coupon of 5.21 percent per annum, payable semi-annually and maturing on January 12, 2034; and $600 million aggregate principal amount of senior unsecured medium-term notes, series 22 ("Series 22 notes"), having a fixed coupon of 5.67 percent per annum, payable semi-annually and maturing on January 12, 2054. Pembina used a portion of the net proceeds of the MTN Offering to repay indebtedness of the Company under the Revolving Facility and for general corporate purposes. Pembina intends to use the remaining net proceeds of the MTN Offering to fund a portion of the purchase price for the Alliance/Aux Sable Acquisition. Refer to the "Alliance/Aux Sable Acquisition" section of this MD&A for additional information.
Pembina will be required to redeem the Series 20 and Series 21 notes pursuant to a special mandatory redemption at a redemption price equal to 101 percent of the aggregate principal amount of the Series 20 and Series 21 notes, plus accrued and unpaid interest to, but excluding, the date of such special mandatory redemption, if (i) the closing of the Alliance/Aux Sable Acquisition has not occurred on or prior to 5:00 p.m. (MST) on October 1, 2024 (the "Outside Date"); (ii) the purchase and sale agreement in respect of the Alliance/Aux Sable Acquisition is terminated at any time prior to the Outside Date; (iii) Pembina gives notice to Computershare Trust Company of Canada, as trustee for the Series 21 and 22 notes, that it does not intend to proceed with the Alliance/Aux Sable Acquisition; or (iv) Pembina announces to the public that it does not intend to proceed with the Alliance/Aux Sable Acquisition.
Subsequent to year-end, on January 22, 2024, Pembina's $650 million aggregate principal amount of senior unsecured medium-term notes, series 8, matured and were fully repaid.
Pembina Pipeline Corporation 2023 Annual Report 23

Covenants
Pembina's financial covenants under the indenture governing its medium-term notes and the agreements governing the Credit Facilities include the following:

Debt Instrument	Financial Covenant(1)	Ratio	Ratio as at December 31, 2023
Senior unsecured medium-term notes	Funded Debt to Capitalization	Maximum 0.70	0.38
Credit Facilities	Debt to Capital	Maximum 0.70	0.38
(1)    Terms as defined in relevant agreements.
Pembina was in compliance with all covenants under the note indenture governing its medium-term notes and the agreements governing its Credit Facilities as at December 31, 2023 (2022: in compliance).
Credit Risk
Pembina continues to actively monitor and reassess the creditworthiness of its counterparties. The majority of Pembina's credit exposure is to investment grade counterparties. Pembina assesses all high exposure counterparties during the on-boarding process and actively monitors credit limits and exposure across the business. Pembina may reduce or mitigate its exposure to certain counterparties where it is deemed warranted and permitted under contractual terms. Where warranted, financial assurances may be sought from counterparties to mitigate and reduce risk, and such assurances may include guarantees, letters of credit and cash collateral. Letters of credit totaling $124 million (2022: $168 million) were held as at December 31, 2023, primarily in respect of customer trade receivables.
Credit Ratings
The following information with respect to Pembina's credit ratings is provided as such information relates to Pembina's financing costs and liquidity. Specifically, credit ratings affect Pembina's ability to obtain short-term and long-term financing and the cost of such financing. A reduction in the current ratings of Pembina's debt by its rating agencies, particularly a downgrade below investment-grade ratings, could adversely affect Pembina's cost of financing and its access to sources of liquidity and capital. In addition, changes in credit ratings and the associated costs may affect Pembina's ability to enter into normal course derivative or hedging transactions. Credit ratings are intended to provide investors with an independent measure of the credit quality of any issues of securities. The credit ratings assigned by the rating agencies are not recommendations to purchase, hold or sell the securities, nor do the credit rating agencies comment on the market price or suitability for a particular investor. Any credit rating may not remain in effect for a given period of time or may be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant.
DBRS Limited ("DBRS") rates Pembina's senior unsecured medium-term notes 'BBB (high)'. DBRS has also assigned a debt rating of 'BBB (low)' to Pembina's Fixed-To-Fixed Rate Subordinated Notes, Series 1 (the "Series 1 Subordinated Notes") and a rating of 'Pfd-3 (high)' for each issued series of Pembina's Class A Preferred Shares, other than the Class A Preferred Shares, Series 2021-A (the "Series 2021-A Class A Preferred Shares"), which are deliverable to the holders of the Series 1 Subordinated Notes following the occurrence of certain bankruptcy or insolvency events in respect of Pembina.
The long-term corporate credit rating assigned by S&P Global Ratings ("S&P") on Pembina is 'BBB'. S&P has also assigned a debt rating of 'BBB' to Pembina's senior unsecured medium-term notes, a debt rating of 'BB+' to the Series 1 Subordinated Notes, and a rating of 'P-3 (High)' to each issued series of Pembina's Class A Preferred Shares, other than the Series 2021-A Class A Preferred Shares.
Refer to "Description of the Capital Structure of Pembina – Credit Ratings" in the AIF for the year ended December 31, 2023 for further information.
24 Pembina Pipeline Corporation 2023 Annual Report

Commitments and Off-Balance Sheet Arrangements
Commitments
Pembina had the following contractual obligations outstanding as at December 31, 2023:

Contractual Obligations(1)	Payments Due By Period
($ millions)	Total	Less than 1 year	1 – 3 years	3 – 5 years	After 5 years
Leases(2)	857	102	181	152	422
Long-term debt(3)	15,934	1,142	2,501	2,295	9,996
Construction commitments(4)	707	525	182	—	—
Other commitments related to lease contracts(5)	502	79	100	75	248
Transportation and processing(6)	176	38	98	31	9
Funding commitments(7)	315	289	13	13	—
Software, cloud computing and other	26	11	11	3	1
Total contractual obligations	18,517	2,186	3,086	2,569	10,676
(1)Pembina enters into product purchase agreements and power purchase agreements to secure supply for future operations. Purchase prices of both NGL and power are dependent on current market prices. Volumes and prices for NGL and power contracts cannot be reasonably determined, and therefore, an amount has not been included in the contractual obligations schedule. Product purchase agreements range from one to eight years and involve the purchase of NGL products from producers. Assuming product is available, Pembina has secured between 18 and 190 mbpd of NGL each year up to and including 2031. Power purchase agreements range from one to 23 years and involve the purchase of power from electrical service providers. Pembina has secured up to 75 megawatts per day each year up to and including 2046.
(2)Includes terminals, rail, office space, land and vehicle leases.
(3)Includes loans and borrowings, subordinated hybrid notes and interest payments on Pembina's senior unsecured medium-term notes. Excludes deferred financing costs.
(4)Excludes significant projects that are awaiting regulatory approval, projects which Pembina is not committed to construct, and projects that are executed by equity accounted investees.
(5)Relates to expected variable lease payments excluded from the measurements of the lease liability, payments under lease contracts which have not yet commenced, and payments related to non-lease components in lessee lease contracts.
(6)Take-or-pay payments for minimum volumes to be transported or processed, including $10 million of contract transportation on the Alliance Pipeline.
(7)Pembina has committed to fund the construction of an asset that will connect Pembina's assets into a third-party pipeline, as well as fund the development of an asset. At December 31, 2023, Pembina has a remaining commitment of $229 million to Cedar LNG for pre-FID costs.
Off-Balance Sheet Arrangements
As at December 31, 2023, Pembina does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on Pembina's financial condition, results of operations, liquidity or capital expenditures.
Letters of Credit
Pembina has provided letters of credit to various third parties in the normal course of conducting business. The letters of credit include financial guarantees to counterparties for product purchases and sales, transportation services, utilities, engineering and construction services. The letters of credit have not had, and are not expected to have, a material impact on Pembina's financial position, earnings, liquidity or capital resources. As at December 31, 2023, Pembina had $201 million (2022: $198 million) in letters of credit issued.
Pembina Pipeline Corporation 2023 Annual Report 25

5. SHARE CAPITAL
Common Shares
On March 7, 2023, the Toronto Stock Exchange ("TSX") accepted the renewal of Pembina's normal course issuer bid (the "NCIB") that allows the Company to repurchase, at its discretion, up to five percent of the Company's outstanding common shares (representing approximately 27.5 million common shares) through the facilities of the TSX, the New York Stock Exchange and/or alternative Canadian trading systems or as otherwise permitted by applicable securities law, subject to certain restrictions on the number of common shares that may be purchased on a single day. Common shares purchased by the Company under the NCIB are cancelled. The NCIB commenced on March 10, 2023 and will terminate on March 9, 2024 or on such earlier date as the Company has purchased the maximum number of common shares permitted pursuant to the NCIB or at such time Pembina determines to no longer make purchases thereunder.
The following table summarizes Pembina's share repurchases under its NCIB:

For the years ended December 31 (millions, except as noted)	2023	2022
Number of common shares repurchased for cancellation (thousands)	1,197	7,154
Average price per share	$41.76	$46.55
Total cost(1)	50	333
(1)    Total cost includes $34 million (2022: $204 million) charged to share capital and $16 million (2022: $129 million) charged to deficit.
Outstanding Share Data

Issued and outstanding (thousands)(1)	February 15, 2024
Common shares	549,474
Subscription receipts	29,900
Stock options(2)	10,280
Series 1 Class A Preferred Shares	10,000
Series 3 Class A Preferred Shares	6,000
Series 5 Class A Preferred Shares	10,000
Series 7 Class A Preferred Shares	10,000
Series 9 Class A Preferred Shares	9,000
Series 15 Class A Preferred Shares	8,000
Series 17 Class A Preferred Shares	6,000
Series 19 Class A Preferred Shares	8,000
Series 21 Class A Preferred Shares	14,972
Series 22 Class A Preferred Shares	1,028
Series 25 Class A Preferred Shares	10,000
(1)    Pembina issued 600,000 Series 2021-A Class A Preferred Shares to the Computershare Trust Company of Canada, to be held in trust to satisfy its obligations under the indenture governing the Series 1 Subordinated Notes, in connection with the issuance of the Series 1 Subordinated Notes.
(2)    Balance includes 7.8 million exercisable stock options.
Common Share Dividends
Common share dividends are payable if, as and when declared by Pembina's Board of Directors. The amount and frequency of dividends declared and payable is at the discretion of Pembina's Board of Directors, which considers earnings, cash flow, capital requirements, the financial condition of Pembina and other relevant factors when making its dividend determination.
Preferred Shares
On January 16, 2023, Pembina announced that it did not intend to exercise its right to redeem the 10 million issued and outstanding Cumulative Redeemable Minimum Rate Reset Class A Preferred Shares, Series 25 (the "Series 25 Class A Preferred Shares") outstanding on February 15, 2023. The annual dividend rate for the Series 25 Class A Preferred Shares for the five-year period from and including February 15, 2023 to, but excluding, February 15, 2028 is 6.481 percent.
26 Pembina Pipeline Corporation 2023 Annual Report

On January 30, 2023, Pembina announced that it did not intend to exercise its right to redeem the 16 million issued and outstanding Cumulative Redeemable Minimum Rate Reset Class A Preferred Shares, Series 21 (the "Series 21 Class A Preferred Shares") outstanding on March 1, 2023. The annual dividend rate for the Series 21 Class A Preferred Shares for the five-year period from and including March 1, 2023 to, but excluding March 1, 2028 is 6.302 percent.
On February 14, 2023, holders of an aggregate of 1,028,130 of the 16 million issued and outstanding Series 21 Class A Preferred Shares elected to convert, on a one-for-one basis, their Series 21 Class A Preferred Shares into Cumulative Redeemable Floating Rate Class A Preferred Shares, Series 22 ("Series 22 Class A Preferred Shares"). As a result of the exercise of such conversion rights, Pembina has 14,971,870 Series 21 Class A Preferred Shares and 1,028,130 Series 22 Class A Preferred Shares issued and outstanding. The annual dividend rate applicable to the Series 22 Class A Preferred Shares for the three-month floating rate period from and including March 1, 2024 to, but excluding June 1, 2024 is 8.291 percent.
On November 1, 2023, Pembina announced that it did not intend to exercise its right to redeem the 10 million issued and outstanding Cumulative Redeemable Rate Reset Class A Preferred Shares, Series 1 (the "Series 1 Class A Preferred Shares") outstanding on December 1, 2023. The annual dividend rate for the Series 1 Class A Preferred Shares for the five-year period from and including December 1, 2023 to, but excluding December 1, 2028 is 6.525 percent.
Subsequent to year-end, on January 31, 2024, Pembina announced that it did not intend to exercise its right to redeem the six million Cumulative Redeemable Rate Reset Class A Preferred Shares, Series 3 (the "Series 3 Class A Preferred Shares") outstanding on March 1, 2024. The annual dividend rate for the Series 3 Class A Preferred Shares for the five-year period from and including March 1, 2024 to, but excluding March 1, 2029 will be 6.019 percent.
Preferred Share Dividends
Other than in respect of the Series 2021-A Class A Preferred Shares, the holders of Pembina's Class A Preferred Shares are entitled to receive fixed or floating cumulative dividends, as applicable. Dividends on the Series 1, 3, 5, 7, 9, 21 and 22 Class A Preferred Shares are payable quarterly on the first day of March, June, September and December, if, as and when declared by the Board of Directors of Pembina. Dividends on the Series 15, 17 and 19 Class A Preferred Shares are payable on the last day of March, June, September and December in each year, if, as and when declared by the Board of Directors of Pembina. Dividends on the Series 25 Class A Preferred Shares are payable on the 15th day of February, May, August and November in each year, if, as and when declared by the Board of Directors of Pembina.
Dividends are not payable on the Series 2021-A Class A Preferred Shares, nor shall any dividends accumulate or accrue, prior to delivery of Series 2021-A Class A Preferred Shares to the holders of the Series 1 Subordinated Notes following the occurrence of certain bankruptcy or insolvency events in respect of Pembina. Thereafter, dividends on the Series 2021-A Class A Preferred Shares are payable on the 25th day of January and July in each year, if, as and when declared by the Board of Directors.
Subscription Receipts
In connection with the Alliance/Aux Sable Acquisition, on December 19, 2023, Pembina closed the Subscription Receipt Offering, pursuant to which Pembina issued and sold 29.9 million subscription receipts (including 3.9 million subscription receipts issued pursuant to the exercise in full by the underwriters for the Subscription Receipt Offering of the over-allotment option granted to them by Pembina) at a price of $42.85 per subscription receipt for total gross proceeds of approximately $1.3 billion. The net proceeds of the Offering are held in escrow and are expected to be used by Pembina to fund a portion of the purchase price of the Alliance/Aux Sable Acquisition.
Pembina Pipeline Corporation 2023 Annual Report 27

The subscription receipts entitle the holder thereof to receive (i) automatically, upon the closing of the Alliance/Aux Sable Acquisition, without any further action on the part of the holder thereof and without payment of additional consideration, one common share, and (ii) payments per subscription receipt equal to the cash dividends per common share, if any, paid or payable to holders of common shares in respect of all record dates for such dividends occurring from December 19, 2023 to, but excluding, the closing date of the Alliance/Aux Sable Acquisition or to, and including, the date of the termination or cancellation of the Alliance/Aux Sable Acquisition, as applicable. These dividend equivalent payments are to be paid net of any applicable withholding taxes on the same date dividends are paid to common shareholders.
While the subscription receipts remain outstanding, they do not affect the calculation of Pembina's basic or diluted earnings per share, as the issuance of the common shares in exchange for the subscription receipts is contingent upon the closing of the Alliance/Aux Sable Acquisition.
For more information regarding the subscription receipts and the terms thereof, refer to "Description of the Capital Structure of Pembina – Subscription Receipts" in the AIF for the year ended December 31, 2023.
28 Pembina Pipeline Corporation 2023 Annual Report

6. CAPITAL EXPENDITURES

	3 Months Ended December 31		12 Months Ended December 31
($ millions)	2023	2022	2023	2022
Pipelines	135	78	448	342
Facilities	25	39	102	153
Marketing & New Ventures	3	6	10	59
Corporate and other projects	14	20	46	51
Total capital expenditures(1)	177	143	606	605
(1)    Includes $28 million for the three months ended December 31, 2023 (2022: $38 million) and $101 million for the twelve months ended December 31, 2023 (2022: $160 million) related to non-recoverable sustainment activities.
In both 2023 and 2022, Pipelines capital expenditures continued to be largely related to Pembina's Peace Pipeline system expansion projects. Pipelines capital expenditures in 2023 also included the reactivation of the Nipisi Pipeline, completed in the fourth quarter of 2023. Facilities capital expenditures in 2023 primarily related to Redwater expansion projects. In 2022, Facilities capital expenditures were primarily related to continued expansion at the Empress Co-generation Facility. In 2023, there were no significant projects for Marketing & New Ventures capital expenditures. In 2022, Marketing & New Ventures capital expenditures were primarily related to the purchase of linefill for the Phase VII Peace Pipeline expansion. Corporate capital expenditures in 2023 and 2022 related mainly to information technology infrastructure and systems development.
Future capital expenditures for 2024 are estimated to be $750 million and are primarily related to the construction of the Phase VIII Peace Pipeline Expansion and the NEBC MPS Expansion, construction of the RFS IV Expansion, investments in smaller growth projects, including various laterals and terminals, and spending on projects previously placed into service. Of the total future capital expenditure, $90 million is designated for non-recoverable sustaining capital to ensure safe and reliable operations.
For contributions to equity accounted investees, refer to the "Segment Results - Equity Accounted Investees Overview by Division" section of this MD&A.
Pembina Pipeline Corporation 2023 Annual Report 29

7. SELECTED QUARTERLY INFORMATION
Selected Quarterly Operating Information

(mboe/d)	2023				2022
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Volumes(1)(2)
Pipelines
Conventional Pipelines	1,054	1,034	881	900	1,024	977	937	897
Transmission Pipelines	590	582	580	594	593	577	564	621
Oil Sands Pipelines	1,008	979	977	973	976	977	975	975
Facilities
Gas Services	602	605	564	563	588	686	664	675
NGL Services	199	198	185	158	211	207	204	201
Total	3,453	3,398	3,187	3,188	3,392	3,424	3,344	3,369
Marketing & New Ventures
Marketed NGL	217	166	163	194	193	184	176	206
(1)    Revenue volumes in mboe/d. See the "Abbreviations" section of this MD&A for definition.
(2)    Includes Pembina's proportionate share of volumes from equity accounted investees.
Take-or-pay Contract Liabilities

($ millions)	2023				2022
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Opening balance	22	40	26	3	15	27	25	3
Revenue deferred	62	65	51	49	48	55	51	48
Revenue recognized	(83)	(83)	(37)	(26)	(60)	(68)	(46)	(26)
Transfers to liabilities related to assets held for sale	—	—	—	—	—	3	(3)	—
Disposition	—	—	—	—	—	(2)	—	—
Ending take-or-pay contract liability balance	1	22	40	26	3	15	27	25
30 Pembina Pipeline Corporation 2023 Annual Report

Quarterly Financial Information

($ millions, except where noted)	2023				2022
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	2,466	2,292	2,070	2,297	2,699	2,779	3,095	3,038
Net revenue(1)	1,117	1,073	858	946	1,043	1,030	1,020	1,154
Operating expenses	217	219	189	200	240	225	211	193
Realized loss (gain) on commodity-related derivative financial instruments	21	6	(14)	(24)	(10)	19	49	47
Share of profit from equity accounted investees	94	43	97	82	79	123	74	85
Gross profit	850	659	659	672	681	874	711	857
Adjusted EBITDA(1)	1,033	1,021	823	947	925	967	849	1,005
Earnings	698	346	363	369	243	1,829	418	481
Earnings per common share – basic (dollars)	1.21	0.58	0.60	0.61	0.39	3.24	0.70	0.81
Earnings per common share – diluted (dollars)	1.21	0.57	0.60	0.61	0.39	3.23	0.69	0.81
Cash flow from operating activities	880	644	653	458	947	723	604	655
Cash flow from operating activities per common share – basic (dollars)	1.60	1.17	1.19	0.83	1.72	1.30	1.09	1.19
Adjusted cash flow from operating activities(1)	747	659	606	634	690	588	683	700
Adjusted cash flow from operating activities per common share – basic (dollars)(1)	1.36	1.20	1.10	1.15	1.25	1.07	1.23	1.27
Common shares outstanding (millions):
Weighted average – basic	549	549	550	550	551	554	554	551
Weighted average – diluted	550	550	551	551	553	556	557	552
End of period	549	549	549	550	550	552	555	552
Common share dividends declared	367	366	367	359	359	354	349	347
Dividends per common share	0.66	0.67	0.67	0.65	0.65	0.64	0.63	0.63
Preferred share dividends declared	30	31	31	28	32	31	32	31
Capital expenditures	177	169	123	137	143	131	152	179
Contributions to equity accounted investees	202	20	11	38	46	24	6	19
Distributions from equity accounted investees	227	202	191	199	235	138	145	155
(1)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
During the periods highlighted in the table above, there were new large-scale growth projects across Pembina's business being placed into service. The Company's financial and operating results have also been impacted by the volatility of commodity market prices, fluctuations in foreign exchange rates, and inflation. In addition to these factors, several other notable elements have impacted Pembina's financial and operating results during the specified periods above, including:
•the completion of the PGI Transaction, which resulted in a gain recognized by Pembina of $1.1 billion in the third quarter of 2022 and other impacts to Pembina's earnings;
•the Ruby Settlement Agreement in the fourth quarter of 2022 with Ruby Pipeline, L.L.C. (the "Ruby Subsidiary") which provided for the payment in January 2023 from Pembina to the Ruby Subsidiary of U.S. $102 million in exchange for the release of Pembina from any causes of action arising in connection with, among other things, the prepetition distributions and the Ruby Subsidiary Bankruptcy (as defined below);
•the Northern Pipeline system outage in the first and second quarter of 2023 and the Wildfires in the second quarter of 2023, collectively resulted in a total impact on earnings of $95 million in 2023;
•contributions made by Pembina of $145 million to Aux Sable in the fourth quarter of 2023, representing Pembina's proportionate share of a claim filed by a counterparty to an NGL supply agreement with Aux Sable which was settled and discontinued in the fourth quarter of 2023; and
•the impairment reversal of $231 million recognized in the fourth quarter 2023 in the Pipelines Division related to successful contract negotiations on the Nipisi Pipeline and the pipeline being put back into service in October 2023.
Pembina Pipeline Corporation 2023 Annual Report 31

Selected Quarterly Market Pricing

	2023				2022
($ average)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
WTI (USD/bbl)	78.32	82.26	73.78	76.13	82.64	91.56	108.41	94.29
FX (USD/CAD)	1.36	1.34	1.34	1.35	1.36	1.31	1.28	1.27
AECO Natural Gas (CAD/GJ)	2.52	2.26	2.22	4.12	5.29	5.50	5.95	4.35
Station 2 Natural Gas (CAD/GJ)	1.95	2.08	1.79	2.74	3.06	2.94	6.45	4.46
Chicago Citygate Natural Gas (USD/mmbtu)	2.63	2.31	1.99	4.32	5.86	7.86	6.97	5.74
Mt Belvieu Propane (USD/gal)	0.67	0.69	0.68	0.82	0.80	1.08	1.25	1.31
Alberta Power Pool (CAD/MWh)	81.74	151.18	159.87	141.42	213.64	221.90	122.49	90.47
Pembina 20-day volume-weighted average share price	45.13	41.43	41.57	43.63	46.26	44.99	47.97	46.57

32 Pembina Pipeline Corporation 2023 Annual Report

8. SELECTED EQUITY ACCOUNTED INVESTEE INFORMATION
Loans and Borrowings of Equity Accounted Investees
Under equity accounting, the assets and liabilities of an investment are reported as a single line item in the Consolidated Statement of Financial Position, "Investments in Equity Accounted Investees". To assist readers' understanding and to evaluate the capitalization of Pembina's investments, loans and borrowings associated with investments in equity accounted investees are presented below based on Pembina's proportionate ownership in such investments, as at December 31, 2023. The loans and borrowings are presented and classified by the division in which the results for the investment are reported. Please refer to the "Abbreviations" section for a summary of Pembina's investments in equity accounted investees and the division in which their results are reported.

As at December 31 ($ millions)(1)	2023	2022
Pipelines(2)	344	672
Facilities(3)	2,461	2,694
Total	2,805	3,366
(1)    Balances reflect Pembina's ownership percentage of the outstanding balance face value.
(2)    Balance at December 31, 2022 includes $322 million of loans and borrowings associated with Ruby, which were extinguished upon the completion of the sale of Ruby on January 13, 2023. Refer to "Financing Activities for Equity Accounted Investees" section below for further details.
(3)    Balance at December 31, 2022 includes $330 million, Pembina's ownership share of $550 million of loans and borrowings on a PGI credit facility funding the construction of the Key Access Pipeline System ("KAPS") project, which was fully repaid upon the closing of the sale of KAPS on April 26, 2023.
Financing Activities for Equity Accounted Investees
Ruby
The Ruby Subsidiary had U.S. $475 million principal amount (100 percent gross) of unsecured notes that matured on April 1, 2022 (the "2022 Notes"). On March 31, 2022, the Ruby Subsidiary filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware (the "Ruby Subsidiary Bankruptcy") as it lacked sufficient liquidity to satisfy its obligations under the 2022 Notes on the maturity date. On November 18, 2022, Pembina and certain of its subsidiaries entered into the Ruby Settlement Agreement with the Ruby Subsidiary which provided for the release of Pembina from any causes of action arising in connection with, among other things, the prepetition distributions and the Ruby Subsidiary Bankruptcy in exchange for a U.S. $102 million payment by Pembina to the Ruby Subsidiary. In January 2023, the United States Bankruptcy Court for the District of Delaware approved the Ruby Subsidiary's Chapter 11 plan of reorganization (the "Ruby Subsidiary Plan") and the Ruby Settlement Agreement. The Ruby Subsidiary Plan provided for the sale of the Ruby Subsidiary's reorganized equity to a third-party, which sale was completed on January 13, 2023, and the distribution of the sales proceeds and cash on hand of the Ruby Subsidiary to the creditors of the Ruby Subsidiary, including approximately U.S. $14 million to an affiliate of Pembina in respect of the subordinated notes issued by the Ruby Subsidiary to that Pembina affiliate. Following the completion of the sale of the Ruby Subsidiary's reorganized equity, Pembina ceased to have any ownership interest in the Ruby Pipeline.

Pembina Pipeline Corporation 2023 Annual Report 33

Cedar LNG
Cedar LNG continued to progress pre-FID activities on the LNG project during 2023 with an FID decision expected in the middle of 2024. During the third quarter of 2023, Pembina entered into amending agreements with Cedar LNG for incremental funding of pre-FID costs. As at December 31, 2023, Pembina has a remaining commitment of U.S. $13 million under the amending agreements. As additional pre-FID funding will be required, Pembina has executed a new funding agreement with its partner. Under the terms of the new agreement, if additional pre-FID spending is approved and the project continues to advance, Pembina may fund incremental spending and in return would receive a promissory note from its partner for the partner's 50.1 percent share of funding. The promissory note will be contingent on the project reaching positive FID.
During 2023, Pembina contributed $41 million into Cedar LNG for pre-FID spending, which has been recorded as part of Pembina's equity accounted investment. Cedar LNG directly executed several contracts and entered into commitments necessary to facilitate the FID decision. As at December 31, 2023, Pembina has provided insurance contracts in support of the project with an aggregate maximum exposure of $160 million and has also made commitments under executed contracts for an additional $229 million to Cedar LNG for pre-FID costs. Included in both amounts is $60 million (U.S. $45 million) which was in the form of an issued letter of credit at year-end and was extinguished in January 2024 through an equity contribution by Pembina to Cedar LNG. Additional financial guarantees and commitments will be required prior to the FID decision.
Under Pembina's insurance contracts issued in support of the Cedar LNG project, Pembina is obligated to reimburse the costs incurred by certain of Cedar LNG's counterparties if, and only if, Cedar LNG fails to satisfy its obligations under its contracts with those counterparties. Payment under these insurance contracts, if required, would be capped at the amount of costs actually incurred by the counterparty. Refer to "Accounting Policies & Estimates" section of this MD&A for further information on Pembina's insurance contracts provided to Cedar LNG.
Commitments to Equity Accounted Investees
Pembina has commitments to provide contributions to certain equity accounted investees based on annual budgets approved by the joint venture partners and contractual agreements.
Credit Risk for Equity Accounted Investees
At December 31, 2023, Pembina's various equity accounted investees held letters of credit totaling $62 million (2022: $75 million) primarily in respect of customer trade receivables.
34 Pembina Pipeline Corporation 2023 Annual Report

9. RELATED PARTY TRANSACTIONS
Pembina enters into transactions with related parties in the normal course of business and all transactions are measured at their exchange amount, unless otherwise noted. Pembina provides management and operational oversight services, on a fixed fee and cost recovery basis, to certain equity accounted investees. Pembina also contracts for services and capacity from certain of its equity accounted investees, advances funds to support operations and provides letters of credit, including financial guarantees.
A summary of the significant related party transactions and balances are as follows:

For the years ended December 31 ($ millions)	2023	2022
Services provided(1)
PGI	272	106
Aux Sable	132	104
Alliance	15	16
Cedar LNG	12	7
Veresen Midstream	—	35
Other(2)	2	1
Total services provided	433	269
Services received
PGI	12	11
Alliance	12	12
Other(2)	—	3
Total services received	24	26

As at December 31 ($ millions)	2023	2022
Advances to related parties(3)	—	22
Trade receivables and other(4)	36	42
Trade payables and other(5)	1	150
(1)    Services provided by Pembina include payments made by Pembina on behalf of related parties.
(2) Other includes transactions with CKPC, Grand Valley, and ACG (for 2023 only). Excluded are amounts recorded on the transfer of assets and liabilities as part of the dissolution of CKPC.
(3)    During the year ended December 31, 2023, Pembina settled an advance due from Ruby for U.S. $14 million and Fort Corp repaid advances of $4 million.
(4)    As at December 31, 2023, trade receivables and other includes $33 million due from PGI (2022: $41 million).
(5)    As at December 31, 2022, trade payables and other included U.S. $102 million related to the Ruby Settlement Agreement with Ruby, which was settled in January 2023.

Pembina Pipeline Corporation 2023 Annual Report 35

10. ACCOUNTING POLICIES & ESTIMATES
Changes in Accounting Policies
The accounting policies used in preparing the Consolidated Financial Statements are described in Note 3. Except as noted below, there were no other new accounting standards or amendments to existing standards adopted in the 12 months ended December 31, 2023 that have a material impact on Pembina's financial statements.
IFRS 17 Insurance Contracts
The Company adopted IFRS 17 Insurance Contracts effective January 1, 2023. IFRS 17 establishes principles for the recognition, measurement, presentation, and disclosure of insurance contracts. IFRS 17 has been applied using a full retrospective approach and as result, the Company has restated certain comparative amounts. Refer to Note 3 of the Consolidated Financial Statements for further information.
Pembina's insurance contracts are comprised of a parental guarantee and letters of credit that it provides to the Company's joint venture, Cedar LNG. Under the contracts, Pembina will reimburse Cedar LNG's counterparties in the event that Cedar LNG is unable to pay its obligations when due. Pembina does not receive premiums from the counterparties for providing the insurance contract, and as a result the contracts are considered onerous.
On initial recognition or when the contract is modified, Pembina recognizes the cost of providing the contract on behalf of the joint venture as an in-substance contribution to the joint venture. All other changes to the insurance liability are recognized in earnings. Pembina applies judgments to determine the future probability and expected cashflows related to its insurance contracts. These judgments include assessing different scenarios for the likelihood that the Cedar LNG project will reach a positive final investment decision and assessing the potential cash outflows that Pembina would be required to make under the different scenarios. A risk adjustment is then applied to the probability weighted cash outflows for the non-financial risks inherent in the scenarios, and a credit-adjusted discount rate is used to incorporate the financial risks of non-performance. Following a positive FID, Cedar may replace the Pembina guarantees and letters of credit with Cedar's own security. In this situation, Pembina's insurance contract obligations would be extinguished and a corresponding recovery recognized in net finance costs.
As a result of the initial adoption, Pembina's Consolidated Statement of Financial Position as at December 31, 2022, was restated to include an additional $12 million in investments in equity accounted investees and trade payables and other. As at December 31, 2023, trade payables and other related to insurance contracts was $17 million.
Amendments to IAS 1 – Disclosure of Accounting Policies
The Company adopted Amendments to IAS 1 Disclosure of Accounting Policies effective January 1, 2023. The amendments replace the requirement to disclose 'significant' accounting policies with a requirement to disclose 'material' accounting policies and establish guidance on how to apply the concept of materiality in determining material accounting policy disclosures. The amendments have been reflected by emphasizing the most relevant aspects of Pembina's accounting policies above.
New Standards and Interpretations Not Yet Adopted
Pembina continually monitors for new accounting standards and amendments to existing accounting standards issued by the International Accounting Standards Board. To date, such developments are concluded to either not be applicable or concluded to not have a future material impact on Pembina's financial reporting.
36 Pembina Pipeline Corporation 2023 Annual Report

Critical Accounting Judgments and Estimates
The preparation of the Consolidated Financial Statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that are based on facts and circumstances as at the date of the Consolidated Financial Statements, which could affect the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.
Judgments, estimates, and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Information about estimates and judgments made in applying accounting policies that have the most significant effects on the amounts recognized in the financial statements is included in the following notes to the Consolidated Financial Statements:
Judgments
•Note 2(b)(ii): Assessment of joint control for joint arrangements;
•Note 3(f)(ii): The determination of cash generating units ("CGUs") in the assessment of non-financial asset impairments; and,
•Note 3(i): Identification of performance obligations in revenue arrangements.
Estimates
•Note 2(b)(ii): Fair value of an acquired interest in the PGI joint venture;
•Note 3(f)(ii): Recoverability of non-financial assets;
•Note 3(j): Provision for income taxes; and,
•Note 23: Fair value of Level 3 derivative instruments.

Pembina Pipeline Corporation 2023 Annual Report 37

11. RISK FACTORS
Pembina's value proposition is based on balancing economic benefit against risk. Where appropriate, Pembina will seek to reduce risk. Pembina continually works to mitigate the impact of potential risks to its business by identifying all significant risks so that they can be appropriately managed. To assist with identifying and managing risk, Pembina has implemented a comprehensive Risk Management Program. The risks that may affect the business and operation of Pembina and its operating subsidiaries are described at a high level within this MD&A and more fully within Pembina's AIF, an electronic copy of which is available at www.pembina.com or on Pembina's SEDAR+ profile at www.sedarplus.ca and which is filed under Form 40-F on Pembina's EDGAR profile at www.sec.gov. Further, additional discussion about counterparty risk, market risk, liquidity risk and additional information on financial risk management can be found in Note 23 of the Consolidated Financial Statements.
Risks Inherent in Pembina's Business
Commodity Price Risk
Pembina's business is exposed to commodity price volatility and a substantial decline in the prices of these commodities could adversely affect its financial results.
Certain of the transportation contracts or tolling arrangements with respect to Pembina's pipeline assets do not include take-or-pay commitments from crude oil and natural gas producers and, as a result, Pembina is exposed to volume risk with respect to those assets. A decrease in volumes transported can directly and adversely affect Pembina's revenues and earnings. The demand for, and utilization of, Pembina's pipeline assets may be impacted by factors such as changing market fundamentals, capacity bottlenecks, operational incidents, regulatory restrictions, system maintenance, weather and increased competition. Market fundamentals, such as commodity prices and price differentials, natural gas and gasoline consumption, alternative energy sources and global supply disruptions outside of Pembina's control can impact both the supply of and demand for the commodities transported on Pembina's pipelines. See "Reserve Replacement, Throughput and Product Demand" below.
Pembina's Marketing business includes activities related to product storage, terminalling, and hub services. These activities expose Pembina to certain risks relating to fluctuations in commodity prices and, as a result, Pembina may experience volatility in revenue and impairments related to the book value of stored product with respect to these activities. Primarily, Pembina enters into contracts to purchase and sell crude oil, condensate, NGL and natural gas at floating market prices and, as a result, the prices of products that are marketed by Pembina are subject to volatility as a result of factors such as seasonal demand changes, the actions of OPEC, extreme weather conditions (the severity of which could increase due to climate change), geopolitical events such as armed conflict and political instability, and developments relating thereto, market inventory levels, general economic conditions, the availability and price of transportation logistics, changes in commodity markets, the availability and pricing of alternate fuel sources and other factors. Pembina manages its risk exposure by balancing purchases and sales to secure less volatile margins; however, Pembina may be unsuccessful in securing such margins and may, at times, have unbalanced purchases and sales. Further, in certain situations, a producer or supplier could fail to deliver contracted volumes or could deliver in excess of contracted volumes, or a purchaser could purchase less than contracted volumes. Any of these circumstances could cause Pembina's purchases and sales to be unbalanced, which may increase Pembina's exposure to commodity price risks and could increase volatility in its operating income and cash flows. Notwithstanding Pembina's management of price and quality risk, marketing margins for commodities can vary and have varied significantly from period to period in the past. This variability could have an adverse effect on the results of Pembina's Marketing business and its overall results of operations. To assist in reducing this inherent variability in its Marketing business, Pembina has invested, and will continue to invest, in assets that have a fee-based revenue component.
38 Pembina Pipeline Corporation 2023 Annual Report

Pembina is also exposed to potential price declines and decreasing frac spreads between the time Pembina purchases NGL feedstock and sells NGL products. Frac spread is the difference between the revenue from the sale of NGL if removed from a gas stream and the value such NGL would have had if left in the gas stream and sold at natural gas prices. Frac spreads can change significantly from period to period depending on the relationship between NGL and natural gas prices (the "frac spread ratio"), absolute commodity prices, transport differentials and changes in the Canadian to U.S. dollar exchange rate. In addition to the frac spread ratio changes, there is also a differential between NGL product prices and crude oil prices which can change margins realized for midstream products. The amount of profit or loss made on the extraction portion of the business will generally increase or decrease with frac spreads. This exposure could result in variability of cash flow generated by the Marketing business.
Regulation and Legislation
Legislation in Alberta and British Columbia, the jurisdictions from which most products transported by Pembina are produced, exists to ensure that producers have fair and reasonable opportunities to produce, process and market their reserves. Regulatory authorities in Alberta and British Columbia may declare the operator of a pipeline a common carrier of crude oil, NGL or natural gas. Common carriers must not discriminate between producers who seek access to the pipeline. Regulatory authorities may also establish conditions under which the common carrier must accept and carry product, including the tariffs that may be charged. Producers and shippers may also apply to the appropriate regulatory authorities for a review of tariffs, and such tariffs may then be regulated if it is proven that the tariffs are not just and reasonable. The potential for enhanced regulatory oversight of tariffs for pipelines other than the Alliance Pipeline (the tolls and tariffs of which are otherwise subject to enhanced CER oversight as a Group 1 company) and certain pipelines owned by Pembina's subsidiaries in British Columbia (the tolls and tariffs of which are otherwise subject to BCUC oversight), while considered remote by Pembina, could result in tariff levels that are less favourable to Pembina and could impair the economic operation of such pipeline systems.
The AER is the primary regulatory body that oversees Pembina's Alberta-issued energy development permits, with some minor exceptions. Certain of Pembina's subsidiaries own pipelines in British Columbia, which are regulated by the BCER and the BCUC, and pipelines that cross provincial or international boundaries, which are regulated by the CER and/or the FERC and PHMSA. Certain of Pembina's operations and expansion projects are subject to additional regulations and, as Pembina's operations expand throughout Canada and North America, Pembina may be required to comply with the requirements of additional regulators and legislative bodies, including the IAAC, the BCEAO, the Ontario Energy Board, the Ontario Ministry of Natural Resources and Forestry, the Ontario Ministry of the Environment, Conservation and Parks, the Saskatchewan Ministry of Energy and Resources and Regulatory Services (Oil and Gas) under Manitoba Economic Development, Investment, Trade and Natural Resources.
In the U.S., FERC regulates interstate natural gas pipelines and the transportation of crude oil, NGL and refined products in interstate commerce. Under the NGA, FERC regulates the construction, extension, and abandonment of interstate natural gas pipelines and the rates, terms and conditions of service and other aspects of the business of interstate natural gas pipelines. Interstate natural gas pipelines rates, terms and conditions of service are filed at FERC and publicly available. Under the ICA, FERC regulates the rates, terms and conditions of the transportation in interstate commerce of crude oil, NGLs and refined products. Pipeline safety is regulated by the PHMSA, which sets standards for the design, construction, pressure testing, operation and maintenance, corrosion control, training and qualification of personnel, accident reporting and record keeping. The Office of Pipeline Safety, within the PHMSA, inspects and enforces the pipeline safety regulations across the U.S. All regulations and environmental, safety and economic compliance obligations are subject to change at the initiative of FERC, PHMSA or other United States Federal agencies with jurisdiction over aspects of the operations of pipelines, including environmental, economic and safety regulations. Changes by FERC in its regulations or policies could adversely impact Pembina's natural gas pipelines, making the construction, extension, expansion or abandonment of such pipelines more costly, causing delay in the permitting of such projects or impacting the likelihood of success of completion of such projects.
Pembina Pipeline Corporation 2023 Annual Report 39

Similarly, changes in FERC's regulations or policies could adversely impact the rates that Pembina's FERC-regulated pipelines are able to charge and how such pipelines do business, whether such pipelines are regulated by FERC pursuant to the NGA or the ICA. Pembina continually monitors existing and changing regulations in all jurisdictions in which it currently operates, or into which it may expand in the future, and the potential implications to its operations; however, Pembina cannot predict future regulatory changes, and any such compliance and regulatory changes in any one or multiple jurisdictions could have a material adverse impact on Pembina and its financial results.
In 2019, the federal government overhauled the environmental assessment and federal energy regulation regime in Canada. The National Energy Board ("NEB") and NEB Act were replaced by the CER and the CER Act. Similarly, the Canadian Environmental Assessment Act, 2012 (Canada) ("CEAA") was replaced by the Impact Assessment Act (Canada) ("IAA") and the Canadian Environmental Assessment Agency was replaced by the new IAAC as the authority responsible for conducting all federal impact assessments (formerly "environmental assessments") for certain designated projects under the IAA. The list of designated projects which are subject to mandatory assessment under the IAA is similar to the list under the CEAA; however, the length of new pipelines for which an impact assessment is required has been increased from 40 km to 75 km. The IAA also contains a broader project assessment process than under the CEAA and provides for enhanced consultation with groups that may be affected by proposed projects, while also expanding the scope of factors and considerations that are required to be taken into account under the project assessment process. The CER continues to oversee approved federal, interprovincial and international energy projects in a manner similar to the former regime under the NEB, with new projects being referred to a review panel under the IAA. On July 16, 2020, the federal government published the Strategic Assessment of Climate Change ("SACC") under the provisions for such assessments in the IAA. The SACC imposes the new requirements regarding GHG emissions planning on projects subject to the IAA and has also been incorporated in legacy assessments begun under the CEAA but concluded by the IAAC.
Relatively few projects have been subject to the new federal impact assessment regime to date and Pembina continues to actively monitor developments in this area. To the extent these changes lengthen the review timeline for projects or expand the scope of the matters to be considered, the new regime could materially impact the amount of time and capital resources required by Pembina to seek and obtain approval to construct and operate certain international or interprovincial pipelines or other projects designated pursuant to the IAA project list or ministerial designation powers under the IAA. Indications are that the SACC and new guidance which is yet to be released on a "best in class" approach to GHG emissions requirements will strictly limit GHG emissions from IAA-regulated projects, in support of the federal government's net-zero by 2050 goal discussed under "Environmental Costs and Liabilities" below. The ongoing development of the CER Act and IAA regime could therefore materially and directly impact Pembina's business and financial results, and could indirectly affect Pembina's business and financial results by impacting the financial condition and growth projects of its customers and, ultimately, production levels and throughput on Pembina's pipelines and in its facilities.
The uncertainty surrounding the impact of the IAA is currently heightened because, on October 13, 2023, the Supreme Court of Canada held that the IAA is, in significant part, unconstitutional. The federal government has announced its intention to proceed rapidly with amendments to the IAA to bring it in line with the Supreme Court of Canada’s findings; however, no amendments have been published to date. The nature and extent of any such amendments to the IAA have the potential to significantly alter the impact assessment regime to which certain international or interprovincial pipelines or other projects designated pursuant to the IAA project list or ministerial designation powers under the IAA may be subject.
In addition to the direct regulation of pipelines and midstream facilities, Pembina's business and operations may also be adversely affected by changes in regulations or polices that regulate upstream and/or downstream activities, including, but not limited to, land sales, exploration, development and retail and consumer uses. Pembina's business and financial condition may also be influenced by federal and foreign legislation affecting, in particular, foreign investment, through legislation such as the Competition Act (Canada), the Investment Canada Act (Canada) and equivalent legislation in foreign jurisdictions.
There can be no assurance that changes to regulatory and environmental laws or policies and government incentive programs relating to the pipeline or crude oil and natural gas industry will not adversely affect Pembina or the value of its securities.
40 Pembina Pipeline Corporation 2023 Annual Report

See "Other Information Relating to Pembina's Business – Industry Regulation" in the AIF for the year ended December 31, 2023 for further information.
Operational Risks
Operational risks include, but are not limited to: pipeline leaks; the breakdown or failure of equipment, pipelines and facilities, information systems or processes; the compromise of information and control systems; the performance of equipment at levels below those originally intended (whether due to misuse, unexpected degradation or design, construction or manufacturing defects); releases at truck terminals, storage terminals and hubs; releases associated with the loading and unloading of potentially harmful substances onto rail cars and trucks; adverse sea conditions (including storms and rising sea levels) and releases or spills from shipping vessels loaded at Pembina's marine terminal; failure to maintain adequate supplies of spare parts; operator error; labour disputes; disputes with interconnected facilities and carriers; operational disruptions or apportionment on third-party systems or refineries, which may prevent the full utilization of Pembina's facilities and pipelines; and catastrophic events, including, but not limited to, those related to climate change and extreme weather events, including fires, floods and other natural disasters, explosions, train derailments, earthquakes, widespread epidemics or pandemic outbreaks, acts of civil protest or disobedience, terrorism or sabotage, and other similar events, many of which are beyond the control of Pembina and all of which could result in operational disruptions, damage to assets, related releases or other environmental issues, and delays in construction, labour and materials. Pembina may also be exposed from time to time to additional operational risks not stated in the immediately preceding sentence. In addition, the consequences of any operational incident (including as a result of adverse sea conditions) at Vancouver Wharves and the Prince Rupert Terminal or involving a vessel receiving products from Vancouver Wharves or the Prince Rupert Terminal may be even more significant as a result of the complexities involved in addressing leaks and releases occurring in the ocean or along coastlines and/or the repair of marine terminals. Any leaks, releases or other incidents involving such vessels, or other similar operations along the West Coast, could result in significant harm to the environment, curtailment of, or disruptions of and/or delays in, offshore shipping activity in the affected areas, including Pembina's ability to effectively carry on operations at Vancouver Wharves and the Prince Rupert Terminal. The occurrence or continuance of any of the foregoing events could increase the cost of operating Pembina's assets and/or reduce revenue, or result in damages, claims or fines, environmental damages, personal injury or loss of life, all of which could adversely affect Pembina's operations, financial performance and/or reputation. Additionally, facilities and pipelines are reliant on electrical power for their operations. A failure or disruption within the local or regional electrical power supply or distribution or transmission systems could significantly affect ongoing operations. Further, a significant increase in the cost of power or fuel could have a materially negative effect on the level of profit realized in cases where the relevant contracts do not provide for recovery of such costs.
Pembina is committed to preserving customer and shareholder value by proactively managing operational risk through safe and reliable operations. Operational leaders are responsible for the supervision of operational risk by ensuring appropriate policies, procedures and systems are in place within their business units and internal controls are operating efficiently. Pembina also has an extensive program to manage pipeline system integrity, which includes the development and use of in-line inspection tools and various other leak detection technologies. Pembina's maintenance, inspection, excavation and repair programs are focused on risk mitigation and, as such, integrity maintenance programs are developed and resources are directed to areas based on continual risk assessments and infrastructure is replaced or repaired as required to ensure that Pembina's assets are operated safely and reliably. Pembina carries insurance coverage with respect to some, but not all, casualty occurrences in amounts customary for similar business operations, which coverage may not be sufficient to compensate for all casualty occurrences. In addition, Pembina has a comprehensive Security Management Program designed to reduce security-related risks.
Pembina Pipeline Corporation 2023 Annual Report 41

Competition
Pembina competes with other pipeline, midstream, marketing and gas processing, fractionation and handling/storage service providers in its service areas as well as other transporters of crude oil, NGL and natural gas. The introduction of competing transportation alternatives into Pembina's service areas could result in the reduction of throughput in Pembina's pipelines which could result in decreased returns and loss in profits for Pembina. Additionally, potential pricing differentials on the components of NGL may result in these components being transported by competing gas pipelines. Pembina is determined to meet, and believes that it is prepared for, these existing and potential competitive pressures, including through agreements which provide for areas of dedication over the geographic areas in which Pembina's pipeline infrastructure is located. In addition, competition from non-hydrocarbon based energy sources may have an adverse effect on the production of crude oil, NGL and natural gas and, as a result, on the demand for Pembina's services. Pembina also competes with other businesses for growth and business opportunities, including competition related to potential greenfield development opportunities, which could impact its ability to grow through acquisitions and developments and could impact earnings and cash flow available to pay dividends and to service obligations under Pembina's debt securities and other debt obligations.
See "Description of Pembina's Business and Operations" in the AIF for the year ended December 31, 2023 for further information.
Urban Encroachment Near Leases and Rights of Way
Pembina operates certain assets in or near urban areas. Land use decisions made by municipal governments or other authorities may increase or introduce exposure to the public within defined emergency planning zones. Unmitigated, such exposure has the potential to increase the severity and likelihood of public safety impacts should a failure event occur. Urban encroachment may result in incremental capital expenditures to increase pipeline wall thickness and re-route pipelines so that emergency planning zones can be reduced in size or avoid areas of development. Operational pressures may also be required to be lowered, which reduces throughput. These issues could impact the competitiveness of certain assets and Pembina's ability to meet customer demand.
Inflation
The general rate of inflation impacts the economies and business environments in which Pembina operates. In response to sustained, elevated global inflationary pressures, major central banks, including the Bank of Canada and the U.S. Federal Reserve, increased benchmark interest rates multiple times throughout 2023 and, although such central banks have recently held such benchmark interest rates steady, they may continue to raise them again in the future. While many of Pembina's pipeline transportation agreements contain provisions protecting against inflation by adjusting pricing based on changes in the consumer price index or other similar figures, increased inflation and any economic conditions resulting from additional governmental attempts to reduce inflation, including the imposition of higher interest rates or wage and price controls, may negatively impact levels of demand for Pembina's services and cost of inputs, and could, accordingly, have a negative impact on Pembina's business, financial condition and results of operations. Higher interest rates as a result of inflation could negatively impact the Company's borrowing costs, which could, in turn, have a negative impact on Pembina's cash flow and ability to service obligations under its debt securities and other debt obligations, and impact Pembina's ability to sanction new projects.
42 Pembina Pipeline Corporation 2023 Annual Report

Reliance on Other Facilities and Third-Party Services
Certain of the Company's terminals, pipelines and rail activities are dependent upon their interconnections with other terminals, pipelines and rail networks and facilities owned and operated by third parties to reach end markets and as a significant source of supply for the Company's facilities. These connections are important to Pembina and its customers as they provide critical transportation routes, both from the perspective of delivering product to Pembina's facilities and providing product egress. Risks may be created as a result of: differences in pressures; specifications or capacities which affect operations; planned and unplanned outages or curtailments at third-party facilities that restrict deliveries to or from Pembina's facilities; and measurement and component balancing errors affecting product deliveries. As well, there may be issues with respect to scheduling and service delivery by third parties that affect Pembina's operations, such as the scheduling and availability of timely and reliable rail service by the railway companies on which Pembina relies to move product. Operational disruptions, apportionment, regulatory action and other events on third-party systems and infrastructure may prevent the full utilization of Pembina's facilities, require Pembina to spend additional capital, or otherwise negatively affect Pembina's operations.
Pembina is unable to control operations, events, decisions, regulatory actions or public perceptions with respect to third-party assets and facilities, making the mitigation of these risks challenging. Although Pembina employs strategies to assist in mitigating these risks, including having multiple connections, service arrangements or transportation alternatives available in order to provide flexibility during curtailments or interruptions, there is no assurance such strategies will be effective. Where such alternatives are not available or are not effective, Pembina's operations may be significantly affected.
Completion and Timing of Expansion Projects
The successful completion of Pembina's growth and expansion projects is dependent on a number of factors outside of Pembina's control, including the impact of general economic, business and market conditions, availability of capital on terms and rates acceptable to Pembina, receipt of regulatory approvals, reaching long-term commercial arrangements with customers in respect of certain portions of the expansions, construction schedules, commissioning difficulties or delays and costs that may change depending on supply, demand and/or inflation, labour, materials and equipment availability, contractor non-performance, acts of civil protest or disobedience, terrorism or sabotage, weather conditions, cost of engineering services, and change in governments that granted the requisite regulatory approvals. There is no certainty, nor can Pembina provide any assurance, that necessary regulatory approvals will be received on terms that maintain the expected return on investment associated with a specific project, or at all, or that satisfactory commercial arrangements with suppliers or customers will be entered into on a timely basis, or at all, or that third parties will comply with contractual obligations in a timely manner. Factors such as special interest group opposition, Indigenous, landowner and other stakeholder consultation requirements, civil protest or disobedience, changes in shipper support, and changes to the legislative or regulatory framework could all have an impact on meeting contractual and regulatory milestones. As a result, the cost estimates and completion dates for Pembina's major projects may change during different stages of the project. Greenfield and early stage projects face additional challenges, including securing leases, easements, rights-of-way, permits and/or licenses from landowners or governmental authorities allowing access for such purposes, as well as Indigenous consultation requirements. Accordingly, actual costs and construction schedules may vary from initial estimates and these differences can be significant, and certain projects may not proceed as planned, or at all. Further, there is a risk that maintenance will be required more often than currently planned or that significant maintenance capital projects could arise that were not previously anticipated.
Under most of Pembina's construction and operating agreements, the Company is obligated to construct the facilities and pipelines regardless of delays and cost increases and Pembina bears the risk for any cost overruns. Future agreements entered into with customers with respect to expansions may contain similar conditions. While Pembina is not currently aware of any significant undisclosed cost overruns with respect to its current projects at the date hereof, any such cost overruns may adversely affect the economics of particular projects, as well as Pembina's business operations and financial results, and could reduce Pembina's expected return on investment which, in turn, could reduce the level of cash available for dividends and to service obligations under Pembina's debt securities and other debt obligations.
Pembina Pipeline Corporation 2023 Annual Report 43

See "General Risk Factors – Additional Financing and Capital Resources" and "Customer Contracts" below.
Possible Failure to Realize Anticipated Benefits of Corporate Strategy
Pembina evaluates the value proposition for new investments, acquisitions and divestitures on an ongoing basis. Planning and investment analysis is highly dependent on accurate forecasting assumptions and, to the extent that these assumptions do not materialize, financial performance may be lower or more volatile than expected. Volatility in the economy, changes in cost estimates, failure to obtain regulatory approvals and permits, project scoping and risk assessment could result in decreased returns and loss in profits for Pembina.
As part of its ongoing strategy, Pembina may complete acquisitions of assets or other entities in the future. Achieving the benefits of completed and future acquisitions depends, in part, on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as Pembina's ability to realize the anticipated growth opportunities and synergies from combining the acquired businesses and operations with those of Pembina. In particular, large scale acquisitions may involve significant pricing and integration risk. The integration of acquired businesses and entities requires the dedication of substantial management effort, time and resources, which may divert management's focus and resources from other strategic opportunities and from operational matters during this process. The integration process may also result in the loss of key employees and the disruption of ongoing business, customer and employee relationships, which may adversely affect Pembina's ability to achieve the anticipated benefits of any acquisitions. Acquisitions may also expose Pembina to additional risks, including risks relating to entry into markets or businesses in which Pembina has little or no direct prior experience, increased credit risks through the assumption of additional debt, costs and contingent liabilities and exposure to liabilities of the acquired business or assets.
As part of its value proposition evaluation, Pembina may also desire to divest assets to optimize its operations and financial performance. Pembina may, however, be unable to sell certain assets or, if Pembina is able to sell certain assets, it may not receive the optimal or desired amount of proceeds from such asset sales. Additionally, the timing to close any asset sales could be significantly different than Pembina's expected timeline.
See "General Risk Factors – Additional Financing and Capital Resources" below.
Joint Ownership and Third-Party Operators
Certain of Pembina's assets are jointly owned and are governed by partnership or shareholder agreements entered into with third-parties. As a result, certain decisions relating to these assets require the approval of a simple majority of the owners, while others require supermajority or unanimous approval of the owners. In addition, certain of these assets are operated by unrelated third-party entities. The success of these assets is, to some extent, dependent on the effectiveness of the business relationship and decision-making among Pembina and the other joint owner(s) and the expertise and ability of any third-party operators to operate and maintain the assets. While Pembina believes that there are prudent governance and other contractual rights in place, there can be no assurance that Pembina will not encounter disputes with joint owners or that assets operated by third parties will perform as expected. Further, if a joint owner were to become insolvent, regulators may require Pembina to assume such joint owner's obligations and Pembina may face operational challenges during any insolvency proceedings, resulting in additional costs. Such events could impact operations or cash flows of these assets or cause them to not operate as Pembina expects which could, in turn, have a negative impact on Pembina's business operations and financial results, and could reduce Pembina's expected return on investment, thereby reducing the level of cash available for dividends and to service obligations under Pembina's debt securities and other debt obligations.
Agreements for joint ownership often contain restrictions on transferring an interest in an asset or an entity, including consent requirements and rights of first refusal. Such provisions may restrict Pembina's ability to transfer its interests in such assets or entities or to acquire a joint venture owner's interest in such assets or entities, and may also restrict Pembina's ability to maximize the value of a sale of its interest.
44 Pembina Pipeline Corporation 2023 Annual Report

Reserve Replacement, Throughput and Product Demand
Pembina's pipeline revenue is based on a variety of tolling arrangements, including fee-for-service, cost-of-service agreements and market‑based tolls. As a result, certain pipeline revenue is heavily dependent upon throughput levels of crude oil, condensate, NGL and natural gas. Future throughput on crude oil, NGL and natural gas pipelines and replacement of crude oil and natural gas reserves in the service areas will be dependent upon the activities of producers operating in those areas as they relate to exploiting their existing reserve bases and exploring for and developing additional reserves, and technological improvements leading to increased recovery rates. Similarly, the volumes of natural gas processed through Pembina's gas processing assets depends on the production of natural gas in the areas serviced by the gas processing business and associated pipelines. Without reserve additions, or expansion of the service areas, volumes on such pipelines and in such facilities would decline over time as reserves are depleted. As crude oil and natural gas reserves are depleted, production costs may increase relative to the value of the remaining reserves in place, causing producers to shut-in production or seek out lower cost alternatives for transportation. If, as a result, the level of tolls collected by Pembina decreases, cash flow available for dividends to Shareholders and to service obligations under Pembina's debt securities and Pembina's other debt obligations could be adversely affected.
Over the long-term, the ability and willingness of shippers to continue production will also depend, in part, on the level of demand and prices for crude oil, condensate, NGL and natural gas in the markets served by the crude oil, NGL and natural gas pipelines and gas processing and gathering infrastructure in which Pembina has an interest. Producers may shut-in production at lower product prices or higher production costs.
Global economic events may continue to have a substantial impact on the prices of crude oil, condensate, NGL and natural gas. Pembina cannot predict the impact of future supply/demand or economic conditions, fuel conservation measures, alternative fuel requirements, governmental regulation or technological advances in fuel efficiency and energy generation in the energy and petrochemical industries or future demand for and prices of natural gas, crude oil, condensate and NGL. A lower commodity price environment will generally reduce drilling activity and, as a result, the demand for midstream infrastructure could decline. Producers in the areas serviced by Pembina may not be successful in exploring for and developing additional reserves or achieving technological improvements to increase recovery rates and lower production costs during periods of lower commodity prices, which may also reduce demand for midstream infrastructure.
Future prices of these hydrocarbons are determined by supply and demand factors, including weather and general economic conditions as well as economic, political and other conditions in other crude oil and natural gas producing regions, all of which are beyond Pembina's control. The rate and timing of production from proven natural gas reserves tied into gas plants is at the discretion of producers and is subject to regulatory constraints. Producers have no obligation to produce from their natural gas reserves, which means production volumes are at the discretion of producers. Lower production volumes may increase the competition for natural gas supply at gas processing plants, which could result in higher shrinkage premiums being paid to natural gas producers. In addition, lower production volumes may lead to less demand for pipelines and processing capacity and could adversely impact Pembina's ability to re-contract on favourable terms with shippers as current agreements expire.
Reliance on Principal Customers
Pembina sells services and products to large customers within its area of operations and relies on several significant customers to purchase product for the Marketing business. If for any reason these parties are unable to perform their obligations under the various agreements with Pembina, the revenue and dividends of the Company and the operations of Pembina could be negatively impacted, which could also adversely affect the cash flow available for dividends and to service obligations under Pembina's debt securities and other debt obligations. See "General Risk Factors – Counterparty Credit Risk" below.
Pembina Pipeline Corporation 2023 Annual Report 45

Customer Contracts
Throughput on Pembina's pipelines is governed by transportation contracts or tolling arrangements with various crude oil and natural gas producers. Pembina is party to numerous contracts of varying durations in respect of its gas gathering, processing and fractionation facilities as well as its terminalling and storage services. Any default by counterparties under such contracts or any expiration or early termination of such contracts or tolling arrangements without renewal or replacement, provided that such contracts are material to Pembina's business and operations, may have an adverse effect on Pembina's business and results from operations and there is no guarantee that any of the contracts that Pembina currently has in place will be renewed at the end of their term, including on terms favourable to Pembina, or replaced with other contracts in the event of early termination. Further, some contracts associated with the services described above are comprised of a mixture of firm and non-firm commitments. The revenue that Pembina earns on non-firm or firm commitments without take-or-pay service is dependent on the volume of crude oil, condensate, NGL and natural gas produced by producers in the relevant geographic areas. Accordingly, lower production volumes in these areas, including for reasons such as low commodity prices, may have an adverse effect on Pembina's revenue, which could also adversely affect the cash flow available for dividends and to service obligations under Pembina's debt securities and other debt obligations.
See "Description of Pembina's Business and Operations" in the AIF for the year ended December 31, 2023 for further information.
Risks Relating to Natural Gas and NGL Composition
Each of Pembina's gas processing facilities is designed to process natural gas and NGL feedstock within a certain range of composition specifications. The facilities may require modification to operate efficiently if the composition of the natural gas or NGLs being processed changes significantly. The configuration of each of Pembina's gas processing facilities may not be optimal for efficient operation in the future if a change in inlet natural gas or NGL composition is outside a plant’s acceptable range of composition specifications.
Pembina monitors plant throughput, natural gas and NGL composition, third-party system performance and industry development activity in the production areas surrounding its facilities on an ongoing basis. This information is used to assist with ongoing operational decisions, bringing on new production and new customers, evaluating expansion opportunities and assessing opportunities to modify or add new services to accept the inlet gas and NGLs in the areas surrounding its facilities.
Risks Relating to Leases and Rights of Way Access
Certain Pembina facilities and associated infrastructure are located on lands leased or licensed from third parties and such leases and licenses must be renewed from time to time. Failure to renew the leases or licenses on terms acceptable to Pembina could significantly reduce the operations of such facilities and could result in related decommissioning costs for Pembina, pursuant to the terms of such leases or licenses. Successful development of new pipelines or extensions to existing pipelines depends in part on securing leases, easements, rights-of-way, permits and/or licenses from landowners or governmental authorities allowing access for such purposes. The process of securing rights-of-way or similar access is becoming more complex, particularly in more densely populated, environmentally sensitive and other areas. The inability to secure such rights-of-way or similar access could have an adverse effect on Pembina's operations and financial results.
Reputation
Reputational risk is the potential risk that market- or company-specific events, or other factors, could result in the deterioration of Pembina's reputation with key stakeholders. Pembina's business and operations, projects and growth opportunities require us to have strong relationships with key stakeholders, including local communities, Indigenous communities and other groups directly impacted by the Company's activities, as well as governments and government agencies.
46 Pembina Pipeline Corporation 2023 Annual Report

The potential for deterioration of Pembina's reputation exists in many business decisions, which may negatively impact Pembina's business and the value of its securities. Reputational risk cannot be managed in isolation from other forms of risk. Credit, market, operational, insurance, liquidity, environmental, regulatory and legal, and technology risks, among others, must all be managed effectively to safeguard Pembina's reputation. Pembina's reputation could also be impacted by the actions and activities of other companies operating in the energy industry, particularly other energy infrastructure providers, over which Pembina has no control. In particular, Pembina's reputation could be impacted by negative publicity related to pipeline incidents, expansion plans or new projects or due to opposition from civilians or organizations opposed to energy, oil sands and pipeline development and, particularly, with transportation of production from oil sands producing regions. Further, Pembina's reputation could be negatively impacted by changing public attitudes towards climate change and the perceived causes thereof, over which the Company has no control. Negative impacts resulting from a compromised reputation, whether caused by Pembina's actions or otherwise, could include revenue loss, reduction in customer base, delays in obtaining regulatory approvals with respect to growth projects, reduced access to capital or decreased value of Pembina's securities and reduced insurance capacity and coverage.
Environmental Costs and Liabilities
Pembina's operations, facilities and petroleum product shipments are subject to extensive national, regional and local environmental, health and safety laws and regulations governing, among other things, discharges to air, land and water, the handling and storage of petroleum products and hazardous materials, waste disposal, the protection of employee health, safety and the environment, and the investigation and remediation of contamination. Pembina's facilities may experience incidents, malfunctions or other unplanned events that may result in spills or emissions and/or result in personal injury, fines, penalties, other sanctions or property damage. Pembina may also incur liability for environmental contamination associated with past and present activities and properties.
Pembina's pipelines and facilities must maintain a number of environmental and other permits from various governmental authorities in order to operate, and Pembina's facilities are subject to inspection and audit from time to time. Failure to maintain compliance with regulatory and permit requirements could result in operational interruptions, fines or penalties, or the need to install additional pollution control technology. Licenses and permits must be renewed from time to time and there is no guarantee that a license or permit will be renewed on the same or similar conditions as it was initially granted. There can be no assurance that Pembina will be able to obtain all licenses, permits, registrations, approvals and authorizations that may be required to conduct operations that it may wish to undertake. Further, if at any time regulatory authorities deem any of Pembina's pipelines or facilities unsafe or not in compliance with applicable laws, they may order such facilities to be shut down. Certain significant environmental legislative initiatives that may materially impact Pembina's business and financial results and conditions are outlined below.
On June 29, 2021, the federal government enacted the Canadian Net-Zero Emissions Accountability Act ("Net-Zero Act"), which legislated a federal commitment to achieve net-zero GHG emissions by 2050 and a nearer-term target of the federal government's Nationally Determined Contribution under the Paris Climate Agreement, which currently is a 40 to 50 percent GHG emissions reduction by 2030. The upstream crude oil and natural gas industry is expected to contribute a significant amount of the reduction needed to achieve these goals. On March 29, 2022, the federal government released the first plan under the Net-Zero Act, the "2030 Emissions Reduction Plan". The federal government's net-zero strategy includes a number of specific measures described below, but is also expected to affect the decision-making of all federal government bodies, including federal regulators, consistent with, for instance, the application of the SACC to projects subject to the IAA, as described above; however, given the Supreme Court of Canada's recent holding that the IAA was substantially unconstitutional, the implementation of many of these measures is expected to be subject to challenge.
Pembina Pipeline Corporation 2023 Annual Report 47

The federal government has mandated a pan-Canadian carbon price pursuant to the GGPPA. The carbon price is $65 per tonne in 2023, rising by $15 per tonne per year until 2030 to a then price of $170 per tonne. The GGPPA establishes a set of minimum national standards for carbon pricing in Canada, which standards apply to provinces that otherwise fail to impose adequate provincial carbon pricing measures. A revised minimum national benchmark released in August 2021 under the GGPPA increased the stringency of the pan-Canadian carbon price and the 2030 Emissions Reduction Plan stated the federal government will explore ways to maintain the carbon price against future legislative changes. In 2021, a majority of the Supreme Court of Canada confirmed that the carbon pricing regime established under the GGPPA is constitutional. The increasing carbon price and any potential future amendments to the GGPPA may impose additional costs on the operations of Pembina and Pembina's customers.
The federal Regulations Respecting Reduction in the Release of Methane and Certain Volatile Organic Compounds (Upstream Oil and Gas Sector) ("Federal Methane Regulations"), which require reduction of fugitive and vented gas emissions from the upstream oil and gas sector, came into force on January 1, 2020. The federal government published a discussion paper in March 2022 and confirmed that the stringency of the Federal Methane Regulations will increase in order to achieve a reduction of oil and gas methane emissions by at least 75 percent below 2012 levels by 2030. Draft amendments to implement this commitment were released on December 16, 2023, with a consultation period ending on February 14, 2024 ("Amended Federal Methane Regulations"). The Amended Federal Methane Regulations would begin to take effect in 2027 and apply across the sector by 2030. The Amended Federal Methane Regulations may impose additional costs on the operations of Pembina and Pembina's customers.
2023 will be the first compliance period for the federal Clean Fuel Regulations, which requires all producers and importers of gasoline and diesel in Canada to reduce or offset the carbon intensity of the fuels they produce or import. The Clean Fuel Regulations are intended to facilitate a decrease in the carbon intensity of gasoline and diesel used in Canada by approximately 15 percent below 2016 levels by 2030. The potential costs and benefits of the Clean Fuel Regulations to Pembina and its customers are continuing to be assessed.
In the 2030 Emissions Reduction Plan and a discussion paper which followed, the federal government has proposed to cap and reduce oil and gas sector GHG emissions in order to achieve an overall reduction of GHG emissions from the sector of 42 percent below 2019 levels by 2030. The details of this cap and reduction strategy are still in development, with the Regulatory Framework for an Oil and Gas Sector Greenhouse Gas Emissions Cap released on December 7, 2023, with a comment period ending on February 5, 2024. Draft regulations are expected to be published in mid-2024 and now contemplate requiring an overall reduction of GHG emissions from the sector of 35 to 38 percent below 2019 levels by 2030, including offsets and credit payments. Pembina continues to actively monitor these developments.
Alberta currently satisfies federal requirements with respect to output-based carbon pricing for large emitters but has been and continues to be subject to the federal fuel charge pursuant to the GGPPA, beginning as of January 1, 2020.
The Technology Innovation and Emissions Reduction Regulation ("TIER") is Alberta's output-based carbon pricing regime for large emitters. The TIER facilitates emissions reductions relative to facilities that emitted 100,000 tonnes of GHGs or more in 2016 or any subsequent year. The TIER also allows facilities emitting less than 100,000 tonnes of GHGs but more than 2,000 tonnes of GHGs to opt-in and apply to be regulated as an aggregate facility. Facilities which are subject to the TIER are exempt from the federal output-based carbon price included in the GGPPA as the regimes are currently deemed equivalent. This equivalence may be re-evaluated as the federal government increases the stringency of the benchmark under the GGPPA, but the TIER has, to date, kept pace with that benchmark, including through a December 2022 ministerial order confirming that the TIER carbon price will align with the GGPPA carbon price between 2023 and 2030. Amendments to the TIER came into force on January 1, 2023 and include, among other things, the addition of emissions associated with flaring to the regulated emissions of aggregate oil and gas facilities and the annual tightening of emission reduction benchmarks.
48 Pembina Pipeline Corporation 2023 Annual Report

As of December 31, 2022, Pembina had ten processing facilities, along with three aggregate facilities (as a result of the opt-in option) subject to the TIER. At present, the operational and financial impacts of TIER are minimal and are anticipated to not change substantially over the next few years, subject to any significant increase in carbon price that may be imposed on Alberta pursuant to the GGPPA, the Net-Zero Act or resulting policies. As more facilities expand and increase production, it is anticipated that additional facilities will become subject to the TIER. The potential costs and benefits to Pembina of those facilities under the TIER are continuing to be assessed.
By an equivalency agreement with the federal government, which came into force October 26, 2020, the Federal Methane Regulations do not currently apply in Alberta. The application of the Federal Methane Regulations in Alberta or the stringency of Alberta regulations may change due to the Amended Federal Methane Regulations. The Methane Emission Reduction Regulation came into force in Alberta on January 1, 2020, and, along with certain AER Directives, imposes largely the same constraints as the Federal Methane Regulations. The Federal Methane Regulations apply in Ontario and Manitoba but not currently, by equivalency agreements similar to that in effect in Alberta, in British Columbia or Saskatchewan, with the same potential changes which may be occasioned by the Amended Federal Methane Regulations as in Alberta.
The Government of Alberta, in its climate change legislation and guidelines, has legislated an overall cap on oil sands GHG emissions. The legislated emissions cap on oil sands operations has been set to a maximum of 100 megatonnes in any year. Oil sands operations emitted approximately 85 megatonnes per year as of 2021. This legislated cap may limit oil sands production growth in the future, and its interaction with the proposed federal oil and gas sector emissions cap is unknown at this time.
Pembina is subject to regulation by the AER under the AER's liability management framework, including the Licensee Management Program, the Inventory Reduction Program, the Licensee Liability Rating Program and the Large Facility Liability Management Program. As of December 1, 2021, Directive 088 came into force and will replace the AER's current Licensee Liability Rating Program over time. Directive 088 institutes a wholistic assessment regime with several different regulatory tools not limited to the current use of security deposits. This wholistic regime currently applies to license transfers and has implemented the Inventory Reduction Program. Under the Inventory Reduction Program, which became effective on January 1, 2022, all licensees that have liability associated with inactive infrastructure are required to spend a specified amount each year on reclamation activities, or post equivalent security with the AER.
Pembina is subject to regulation by the BCER under the Permittee Capability Assessment program, which became effective on April 1, 2022. The Permittee Capability Assessment program is aligned with the intent of the AER's Directive 088 to assess licensees wholistically. It assesses the overall risk of the licensee by examining both financial health measures and deemed liabilities. Licensees are then required to provide security deposits or reduce their deemed liabilities such that their assessed risk under the Permittee Capability Assessment program is reduced to zero in a given year. Failure to do so may restrict the licensee's ability to transfer licenses or result in enforcement action by the BCER. Pursuant to the Energy Statutes Amendment Act, 2022 (British Columbia), as proclaimed into force throughout 2023 and effective September 1, 2023, the BCER has broadened authority to impose liability for cleanup, restoration and management of oil and gas infrastructure sites on directors or officers of a current of former permittee, or on a "responsible person," which is broadly defined to include those holding a legal or beneficial interest in petroleum or natural gas rights, production or profits associated with the oil and gas activity at issue, among others.
Policy reviews relating to climate change, liability management and other environmental issues are ongoing in the jurisdictions in which Pembina operates. Through active participation with industry associations and direct engagement with regulatory bodies, Pembina will continue to monitor and assess for material impacts to Pembina's business as regulations and policies continue to be developed.
Pembina Pipeline Corporation 2023 Annual Report 49

While Pembina believes its current operations are in material compliance with applicable environmental, health and safety laws, there can be no assurance that substantial costs or liabilities will not be incurred as a result of non-compliance with such laws. Moreover, it is possible that other developments, such as changes in environmental, health and safety laws, regulations and enforcement policies thereunder, including with respect to climate change, claims for damages to persons or property resulting from Pembina's operations, and the discovery of pre-existing environmental liabilities in relation to Pembina's existing or future properties or operations, could result in significant costs and liabilities to Pembina. If Pembina is not able to recover the resulting costs or increased costs through insurance or increased tolls, cash flow available to pay dividends to Shareholders and to service obligations under Pembina's debt securities and Pembina's other debt obligations could be adversely affected.
Changes in environmental, health and safety regulations and legislation, including with respect to climate change, may also impact Pembina's customers and could result in crude oil and natural gas development and production becoming uneconomical, which would impact throughput and revenue on Pembina's systems and in its facilities.
See "Risk Inherent in Pembina's Business – Reserve Replacement, Throughput and Product Demand" above.
While Pembina maintains insurance for damage caused by seepage or pollution from its pipelines or facilities in an amount it considers prudent and in accordance with industry standards, certain provisions of such insurance may limit the availability thereof in respect of certain occurrences unless they are discovered within fixed time periods, which typically range from 72 hours to 30 days. Although Pembina believes it has adequate pipeline monitoring systems in place to monitor for a significant spill of product, if Pembina is unaware of a problem or is unable to locate the problem within the relevant time period, insurance coverage may lapse and may not be available.
Abandonment Costs
Pembina is responsible for compliance with all applicable laws and regulations regarding the dismantling, decommissioning, environmental, reclamation and remediation activities associated with abandonment of its pipeline systems and other assets at the end of their economic life, and these abandonment costs may be significant. An accounting provision is made for the estimated cost of site restoration and such cost is either capitalized in the relevant asset category or applied directly to profit and loss. A provision is recognized if, as a result of a past event, Pembina has a present legal or constructive obligation that can be reliably estimated, and it is probable that an outflow of economic benefits will be required to settle the obligation. Pembina's estimates of the costs of such abandonment or decommissioning could be materially different than the actual costs incurred. For more information with respect to Pembina's estimated net present value of decommissioning obligations, see Note 14 to the Consolidated Financial Statements.
The proceeds from the disposition of certain assets, including in respect of certain pipeline systems and line fill, may be available to offset abandonment costs. Pembina may, in the future, determine it prudent or be required by applicable laws or regulations to establish and fund additional reclamation funds to provide for payment of future abandonment costs. Such reserves could decrease cash flow available to pay for dividends to Shareholders and to service obligations under Pembina's debt securities and Pembina's other debt obligations.
To the best of its knowledge, Pembina has complied in all material respects with CER requirements relative to its wholly-owned CER-regulated pipelines for abandonment funding and has completed the compliance-based filings that are required under the applicable CER rules and regulations regarding the abandonment of its pipeline systems and assets. Pembina also has ownership in CER-regulated pipelines including in respect of the Alliance Pipeline, the Tupper pipelines and the Kerrobert pipeline, which are operated by or with its joint venture partners. Pembina and the joint venture partner in each case are responsible for the abandonment funding and the submission of the CER-compliance based filings for those CER-regulated pipelines. In December 2021, the CER began a review of abandonment funding calculations and obligations which is expected to continue into 2024. This review may alter the abandonment obligations imposed by the CER, with the potential risks discussed above. Pembina is actively participating in this review and will continue to complete the annual reporting as required by the CER and meet the funding obligations imposed by the CER.
50 Pembina Pipeline Corporation 2023 Annual Report

Operating and Capital Costs
The operating and capital costs of Pembina's assets may vary considerably from current and forecasted values and rates and represent significant components of the cost of providing service. In general, as equipment ages, costs associated with such equipment may increase over time. In addition, operating and capital costs may increase as a result of a number of factors beyond Pembina's control, including general economic, business and market conditions and supply, demand and/or inflation in respect of required goods and/or services. Dividends may be reduced if significant increases in operating or capital costs are incurred and this may also impact the ability of Pembina to service obligations under its debt securities and other debt obligations.
Although certain operating costs are recaptured through the tolls charged on natural gas volumes processed and crude oil and NGL transported, respectively, to the extent such tolls escalate, producers may seek lower cost alternatives or stop production of their crude oil and/or natural gas.
Hedging Activities
The Company utilizes financial derivative instruments as part of its overall risk management strategy to assist in managing the exposure to commodity price, interest rate, cost of power and foreign exchange risks. As an example of commodity price mitigation, the Company actively fixes a portion of its exposure to fractionation margins through the use of derivative financial instruments. Additionally, Pembina's Marketing business is also exposed to variability in quality, time and location differentials for various products, and financial instruments may be used to offset the Company's exposures to these differentials. However, these hedging arrangements may expose the Company to risk of financial loss in certain circumstances and there is no guarantee that such hedging arrangements and other efforts to manage market and inventory risks will generate profits or mitigate all of the market and inventory risk associated with Pembina's business. Further, certain hedging arrangements may limit the benefit the Company would otherwise receive from increases in commodity price, decreases in interest rates and changes in foreign exchange rates, and may expose Pembina to credit risks associated with counterparties with whom the Company has contracts. The Company does not trade financial instruments for speculative purposes. Commodity price fluctuations and volatility can also impact producer activity and throughput in Pembina's infrastructure, which is discussed in more detail below.
For more information with respect to Pembina's financial instruments and financial risk management program, see Note 23 to the Consolidated Financial Statements.
Risks Relating to NGL by Rail
Pembina's operations include rail loading, offloading and terminalling facilities. Pembina relies on railroads and trucks to distribute its products for customers and to transport raw materials to its processing facilities. Costs for environmental damage, damage to property and/or personal injury in the event of a railway incident involving hydrocarbons have the potential to be significant. At this time, the Railway Safety Act (Canada), which governs the operation of railway equipment, does not contemplate regulatory enforcement proceedings against shippers, but consignors and shippers may be subject to regulatory proceedings under the Transportation of Dangerous Goods Act (Canada), which specifies, among other things, the obligations of shippers to identify and classify dangerous goods, select appropriate equipment and prepare shipping documentation. While the Canada Transportation Act was amended in 2015 to preclude railway companies from shifting liability for third-party claims to shippers by tariff publication alone, major Canadian railways have adopted standard contract provisions designed to implement such a shift. Under various environmental statutes in both Canada and the U.S., Pembina could be held responsible for environmental damage caused by hydrocarbons loaded at its facilities or being carried on its leased rail cars. Pembina partially mitigates this risk by securing insurance coverage, but such insurance coverage may not be adequate in the event of an incident.
Pembina Pipeline Corporation 2023 Annual Report 51

Railway incidents in Canada and the U.S. have prompted regulatory bodies to initiate reviews of transportation rules and publish various directives. Regulators in Canada and the U.S. have begun to phase-in more stringent engineering standards for tank cars used to move hydrocarbon products, which require all North American tank cars carrying crude oil or ethanol to be retrofitted and all tank cars carrying flammable liquids to be compliant in accordance with the required regulatory timelines. In addition, in 2020, the Government of Canada directed industry to review and update the rules regarding the transportation of crude oil and liquefied petroleum gas. While most legislative and regulatory changes apply directly to railway companies, costs associated with retrofitting locomotives and rail cars, implementing safety systems, increased inspection and reporting requirements may be indirectly passed on to Pembina through increased freight rates and car leasing costs. In addition, regulators in Canada and the U.S. have implemented changes that impose obligations directly on consignors and shippers, such as Pembina, relating to the certification of product, equipment procedures and emergency response procedures.
In the event that Pembina is ultimately held liable for any damages resulting from its activities relating to transporting NGL by rail, for which insurance is not available, or increased costs or obligations are imposed on Pembina as a result of new regulations, this could have an impact on Pembina's business, operations and prospects and could impact earnings and cash flow available to pay dividends and to service obligations under Pembina's debt securities and other debt obligations.
Risks Related to Diluent Usage in the Oil Sands
Oil sands production continues to rely on diluent (primarily condensate) blending to enable transportation of bitumen to markets via pipeline or rail. A shortage, or increase in the price, of diluent may cause oil sands producers' transportation costs to increase, which may result in less demand for the Company's services and have a negative impact on Pembina's financial performance and cash flows. Further, oil sands producers continue to invest in and evaluate technologies and methodologies to reduce the volume of diluent required for product transport. Constraints of diluent supply in the market or increases in diluent costs may accelerate such producers' investments in diluent replacement technologies. A material reduction in diluent demand from oil sands producers, whether as a result of decreased supply, or increased prices, of diluent or due to the successful implementation of diluent reduction technologies, could reduce volumes shipped on Pembina's pipeline assets and reduce demand for capacity at certain of Pembina's facilities particularly for fractionation services, which could, in either case, have a negative impact on Pembina's financial performance and cash flows.
Risk Factors Relating to the Securities of Pembina
Dilution of Shareholders
Pembina is authorized to issue, among other classes of shares, an unlimited number of Common Shares for consideration on terms and conditions as established by the Board of Directors without the approval of Shareholders in certain instances. Existing Shareholders have no pre-emptive rights in connection with such further issuances. Any issuance of Common Shares may have a dilutive effect on existing Shareholders.
Risk Factors Relating to the Activities of Pembina and the Ownership of Securities
The following is a list of certain risk factors relating to the activities of Pembina and the ownership of its securities:
•the level of Pembina's indebtedness from time to time could impair Pembina's ability to obtain additional financing on a timely basis to take advantage of business opportunities that may arise, which may have an adverse effect on the value of Pembina's securities;
•the uncertainty of future dividend payments by Pembina and the level thereof, as Pembina's dividend practices and the funds available for the payment of dividends from time to time will be dependent upon, among other things, operating cash flow generated by Pembina and its subsidiaries, financial requirements for Pembina's operations, the execution of its growth strategy and the satisfaction of solvency tests imposed by the ABCA for the declaration and payment of dividends;
•Pembina may make future acquisitions or may enter into financings or other transactions involving the issuance of securities of Pembina which may be dilutive to the holders of Pembina's securities;
52 Pembina Pipeline Corporation 2023 Annual Report

•the inability of Pembina to manage growth effectively, and realize the anticipated growth opportunities from acquisitions and new projects, could have an adverse impact on Pembina's business, operations and prospects, which may also have an adverse effect on the value of Pembina's securities; and
•the market value of the Common Shares may deteriorate materially if Pembina is unable to maintain its cash dividend practices or make cash dividends in the future.
Market Value of Common Shares and Other Securities
Pembina cannot predict at what price the Common Shares, Class A Preferred Shares or other securities issued by Pembina will trade in the future. Common Shares, Class A Preferred Shares and other securities of Pembina will not necessarily trade at values determined solely by reference to the underlying value of Pembina's assets. One of the factors that may influence the market price of the Common Shares and the Class A Preferred Shares is the annual dividend yield of such securities. An increase in interest rates may lead holders and/or purchasers of Common Shares or Class A Preferred Shares to demand a higher annual dividend yield, which could adversely affect the market price of the Common Shares or Class A Preferred Shares. In addition, the market price for Common Shares, Class A Preferred Shares and other securities of Pembina may be affected by announcements of new developments, changes in Pembina's operating results, failure to meet analysts' expectations, changes in credit ratings, changes in general market conditions, fluctuations in the market for equity or debt securities and other factors beyond the control of Pembina. There can be no assurance that the market price of the Common Shares, Class A Preferred Shares and other securities of Pembina will not experience significant fluctuations in the future, including fluctuations that are unrelated to Pembina's performance. For these reasons, investors should not rely on past trends in the price of Common Shares, Class A Preferred Shares or other securities issued by Pembina to predict the future price of Common Shares or Class A Preferred Shares or Pembina's financial results.
Accordingly, holders are encouraged to obtain independent legal, tax and investment advice with respect to the holding of Common Shares or Class A Preferred Shares and other securities issued by Pembina.
General Risk Factors
Health and Safety
The operation of Pembina's business is subject to hazards of gathering, processing, transporting, fractionating, storing and marketing hydrocarbon products. Such hazards include, but are not limited to: blowouts; fires; explosions; gaseous leaks, including sour gas; migration of harmful substances; oil spills; corrosion; and acts of vandalism and terrorism. These hazards may interrupt operations, impact Pembina's reputation, cause loss of life or personal injury to the Company's workers or contractors, result in loss of or damage to equipment, property, information technology systems, related data and control systems or cause environmental damage that may include polluting water, land or air. Further, several of the Company's pipeline systems and related assets are operated in close proximity to populated areas and a major incident could result in injury or loss of life to members of the public. A public safety incident could also result in reputational damage to the Company, material repair costs or increased costs of operating and insuring Pembina's assets.
Cyber Security
Pembina's infrastructure, technologies and data are becoming increasingly integrated. Such integration creates a risk that the failure of one system, including due to factors such as telecommunication failures, cyber-terrorism, security breaches and intentional or inadvertent user misuse or error, could lead to failure of other systems which may also have an impact on the Company's physical assets and its ability to safely operate such assets. Furthermore, Pembina and its third-party vendors collect and store sensitive data in the ordinary course of business, including personal identification information of employees as well as proprietary business information and that of the Company's customers, suppliers, investors and other stakeholders. Notable cybersecurity threats include unauthorized access to information technology systems due to hacking, viruses, cyber phishing attacks and other causes that can result in service disruptions, system failures and unauthorized access to confidential business information.
Pembina Pipeline Corporation 2023 Annual Report 53

Due to Pembina's high level of integration, such an attack on the information technology systems of one segment or asset of Pembina could have a material adverse effect on the broader business, operations or financial results of the Company.
A breach in the security or failure of Pembina's information technology could result in operational outages, delays, damage to assets or the environment, reputational harm, lost profits, lost data and other adverse outcomes for which Pembina could be held liable, all of which could adversely affect Pembina's reputation, business, operations or financial results. As a result of a cyber-attack or security breach, Pembina could also be liable under laws that protect the privacy of personal information or subject to regulatory penalties.
As a result of the critical nature of energy infrastructure and Pembina's use of information systems and other digital technologies to control its assets, Pembina faces an increased risk of cyber-attacks. Cyber threat actors have attacked and threatened to attack energy infrastructure, and various government agencies have increasingly stressed that these attacks are targeting critical infrastructure, and are increasing in sophistication, magnitude, and frequency. New cybersecurity legislation, regulations and orders have been recently implemented or proposed resulting in additional actual and anticipated regulatory oversight and compliance requirements, which is expected to require significant internal and external resources. Pembina cannot predict the potential impact to its business of potential future legislation, regulations or orders relating to cybersecurity.
Furthermore, media reports about a cyber-attack or other significant security incident affecting the Company, whether accurate or not, or, under certain circumstances, Pembina's failure to make adequate or timely disclosures to the public, law enforcement, other regulatory agencies or affected individuals following any such event, whether due to delayed discovery or otherwise, could negatively impact its operating results and result in other negative consequences, including damage to Pembina's reputation or competitiveness, harm to its relationships with customers, partners, suppliers and other third parties, interruption to its management, remediation or increased protection costs, significant litigation or regulatory action, fines or penalties, all of which could materially adversely affect the Company's business, operations, reputation or financial results.
Additional Financing and Capital Resources
The timing and amount of Pembina's capital expenditures and contributions to equity accounted investees, and the ability of Pembina to repay or refinance existing debt as it becomes due, directly affects the amount of cash available for Pembina to pay dividends. Future acquisitions, expansions of Pembina's assets, other capital expenditures and the repayment or refinancing of existing debt as it becomes due may be financed from sources such as cash generated from operations, the issuance of additional Common Shares, Class A Preferred Shares or other securities (including debt securities) of Pembina and borrowings. Dividends may be reduced, or even eliminated, at times when significant capital or other expenditures are made. There can be no assurance that sufficient capital will be available on terms acceptable to Pembina, or at all, to make additional investments, fund future expansions or make other required capital expenditures. During periods of weakness in the global economy, and, in particular, the commodity-related industry sectors, Pembina may experience restricted access to capital and increased borrowing costs. The ability of Pembina to raise capital depends on, among other factors, the overall state of capital markets, Pembina's credit rating, investor demand for investments in the energy industry and demand for Pembina's securities. To the extent that external sources of capital, including the proceeds from the issuance of additional Common Shares, Class A Preferred Shares or other securities or the availability of additional credit facilities, become limited or unavailable on acceptable terms, or at all, due to credit market conditions or otherwise, Pembina's ability to make the necessary capital investments to maintain or expand its operations, to repay outstanding debt or to invest in assets, as the case may be, may be impaired. To the extent Pembina is required to use operating cash flow to finance capital expenditures or acquisitions or to repay existing debt as it becomes due, the level of dividends payable may be reduced.
54 Pembina Pipeline Corporation 2023 Annual Report

Counterparty Credit Risk
Counterparty credit risk represents the financial loss Pembina may experience if a counterparty to a financial instrument or commercial agreement fails to meet its contractual obligations to Pembina in accordance with the terms and conditions of such instruments or agreements with Pembina. Counterparty credit risk arises primarily from Pembina's short-term investments, trade and other receivables, advances to related parties and from counterparties to its derivative financial instruments.
Pembina continues to closely monitor and reassess the creditworthiness of its counterparties, including financial institutions. Pembina may reduce or mitigate its exposure to certain counterparties where it is deemed warranted and permitted under contractual terms. Pembina manages counterparty credit risk through established credit management techniques, including conducting comprehensive financial and other assessments on all high exposure new counterparties. Pembina utilizes various sources of financial, credit and business information in assessing the creditworthiness of a counterparty, including external credit ratings, where available, and, in other cases, detailed financial statement analysis in order to generate an internal credit rating based on quantitative and qualitative factors. The establishment of counterparty exposure limits is governed by a Board-designated counterparty exposure limit matrix which represents the maximum dollar amounts of counterparty exposure by debt rating that can be approved for a particular counterparty. While Pembina takes active steps to monitor and manage its counterparty credit risk, its credit procedures and policies cannot completely eliminate counterparty credit risk and Pembina cannot predict to what extent Pembina's business would be impacted by deteriorating conditions in the economy, including possible declines in the creditworthiness of its customers, vendors or counterparties. Further, it is possible that payment or performance defaults from these parties, if significant, could adversely affect Pembina's earnings, cash flows and financial results.
Financial assurances from counterparties may include guarantees, letters of credit and cash. As at December 31, 2023, letters of credit totaling approximately $124 million (2022: $168 million) were held primarily in respect of customer trade receivables.
Pembina has typically collected its receivables in full. At December 31, 2023, approximately 98 percent (2022: 98 percent) of receivables were current. Pembina has a general lien and a continuing and first priority security interest in, and a secured charge on, all of a shipper's petroleum products in its custody. The risk of non-collection is considered to be low and no material impairment of trade and other receivables has been made as of the date hereof.
Pembina monitors and manages its concentration of counterparty credit risk on an ongoing basis. Pembina also evaluates counterparty risk from the perspective of future exposure with existing or new counterparties that support future capital expansion projects. Pembina believes these measures are prudent and allow for effective management of its counterparty credit risk but there is no certainty that they will protect Pembina against all material losses. As part of its ongoing operations, Pembina must balance its market and counterparty credit risks when making business decisions.
Debt Service
As at December 31, 2023, Pembina had exposure to floating interest rates on approximately $747 million (2022: $433 million) in debt. Pembina has entered into certain derivative financial instruments to manage the Company's exposure to floating interest rates.
Pembina and its subsidiaries are permitted to borrow funds to finance the purchase of pipelines and other energy infrastructure assets, to fund capital expenditures or other financial obligations or expenditures in respect of such assets and for working capital purposes. Amounts paid in respect of interest and principal on debt incurred in respect of those assets reduce the amount of cash flow available for dividends on Common Shares. Pembina is also required to meet certain financial covenants under the credit facilities and is subject to customary restrictions on its operations and activities, including restrictions on the granting of security, incurring indebtedness and the sale of its assets.
Pembina Pipeline Corporation 2023 Annual Report 55

In addition, the borrowing costs under the SLL Credit Facility are based on Pembina's performance relative to a GHG emissions intensity reduction performance target. To the extent that Pembina is unable to meet that GHG emissions intensity reduction performance target, or the annual intermediate GHG emissions intensity reduction targets, Pembina's borrowing costs under the SLL Credit Facility will increase, which may adversely affect Pembina's financial position.
The lenders under Pembina's credit facilities have been provided with guarantees and subordination agreements. If Pembina becomes unable to pay its debt service charges or otherwise commits an event of default, payments to the lenders under its credit facilities will rank in priority to dividends.
Although Pembina believes its existing credit facilities are sufficient for its immediate liquidity requirements, there can be no assurance that the amount available thereunder will be adequate for the future financial obligations of Pembina or that additional funds will be able to be obtained on terms acceptable to Pembina, or at all.
Credit Ratings
Rating agencies regularly evaluate Pembina and base their ratings of Pembina's long-term and short-term debt and Class A Preferred Shares on a number of factors. These factors include Pembina's financial strength as well as factors not entirely within Pembina's control, including conditions affecting the industry in which Pembina operates generally and the wider state of the economy. A credit rating downgrade could also limit Pembina’s access to debt and preferred share markets.
Pembina's borrowing costs and ability to raise funds are also directly impacted by its credit ratings. Credit ratings may also be important to suppliers or counterparties when they seek to engage in certain transactions with Pembina. A credit rating downgrade may impair Pembina's ability to enter into arrangements with suppliers or counterparties, engage in certain transactions, limit Pembina's access to private and public credit markets or increase the costs of borrowing under its existing credit facilities. There can be no assurance that one or more of Pembina's credit ratings will not be downgraded.
Reliance on Management, Key Individuals and a Skilled Workforce
Pembina is dependent on senior management and directors of the Company in respect of the governance, administration and management of all matters relating to Pembina and its operations and administration. The loss of the services of key individuals could have a detrimental effect on Pembina and the Company might not be able to find replacements on a timely basis or with the same level of skill and experience. In addition, Pembina's operations require the retention and recruitment of a skilled workforce, including engineers, technical personnel and other professionals. Pembina competes with other companies in the energy industry for this skilled workforce. If the Company is unable to retain current employees and/or recruit new employees of comparable skill, knowledge and experience, Pembina's business and operations could be negatively impacted. The costs associated with retaining and recruiting key individuals and a skilled workforce could adversely affect Pembina's business opportunities and financial results and there is no assurance that Pembina will continue to attract and retain all personnel necessary for the development and operation of its business.
Indigenous Land Claims and Consultation Obligations
Indigenous people have claimed title and rights to a considerable portion of the lands in western Canada. The successful assertion of Indigenous title or other Indigenous rights claims may have an adverse effect on western Canadian crude oil and natural gas production or oil sands development and may result in reduced demand for Pembina's assets and infrastructure that service those areas, which could have a material adverse effect on Pembina's business and operations.
56 Pembina Pipeline Corporation 2023 Annual Report

In Canada, the federal and provincial governments (the "Crown") have a duty to consult and, when appropriate, accommodate Indigenous peoples when the interests of the Indigenous peoples may be affected by a Crown action or decision. Crown actions include the decision to issue a regulatory approval relating to activities that may impact Indigenous rights, interests or lands. The Crown may rely on steps undertaken by a regulatory agency to fulfill its duty to consult and accommodate in whole or in part. Therefore, the processes established by regulatory bodies, such as the AER, the BCER, the BCEAO and the CER, often include an assessment of Indigenous rights claims and consultation obligations. While the Crown holds ultimate responsibility for ensuring consultation is adequate, this issue is often a major aspect of regulatory permitting processes. If a regulatory body, or the Crown itself, determines that the duty to consult has not been appropriately discharged relative to the issuance of regulatory approvals required by Pembina, the issuance of such approvals may be delayed or denied, thereby impacting Pembina's Canadian operations.
As described in "Regulation and Legislation" above, the CER Act, IAA, and associated amendments to the Fisheries Act (Canada) and the Canadian Navigable Waters Act (Canada) replaced previously applicable regimes in 2019. A number of the federal regulatory process amendments pertained to the participation of Indigenous groups and the protection of Indigenous and treaty rights. The now-current legislation generally codifies existing law and practice with respect to these matters. For example, decision makers are now expressly required to consider the effects (positive or negative) of a proposed project on constitutionally-protected Indigenous rights, as well as Indigenous peoples themselves, and ensure that consultation is undertaken during the planning phase of impact assessment processes. The legislation also creates a larger role for Indigenous governing bodies in the impact assessment process (enabling the delegation of certain aspects of the impact assessment process to such groups) and requires decision makers to consider Indigenous traditional knowledge in certain cases. It is currently unclear how the Supreme Court of Canada's recent holding that the IAA was substantially unconstitutional will affect the federal consideration of Indigenous issues under these regimes.
The federal government is advancing recognition of Indigenous rights across Canada. As part of these efforts, the federal government enacted the United Nations Declaration on the Rights of Indigenous Peoples Act ("UNDRIP") on June 21, 2021. The purpose of the legislation is to affirm the application of the UNDRIP in Canadian law, but the practical effects of the legislation are yet to be determined as it only requires the government to prepare and implement an action plan for this application, and annually report on its progress. Structurally similar legislation was enacted by British Columbia in 2019; the Declaration on the Rights of Indigenous Peoples Act ("DRIPA"). Courts have not, to date, found that these laws create new substantive rights which might impact the resource development activities of Pembina or its customers.
The DRIPA is just one piece of the Government of British Columbia's strategy to include greater First Nation involvement in regulatory decision-making. The recognition of Indigenous rights is also facilitated by the renewed British Columbia Environmental Assessment Act (the "EA Act") that came into force in late 2019. The EA Act is designed as a "consent-based" environmental assessment model and is intended to support reconciliation with Indigenous peoples and the implementation of the UNDRIP. The legislation requires the BCEAO to seek participating Indigenous groups' consent with respect to, among other things, the decision to issue an environmental assessment certificate to a given project. While the EA Act does not strictly require consent in most cases, the legislation creates significant participation opportunities for Indigenous groups during environmental assessments. Furthermore, the Government of British Columbia is beginning to explore bilateral "Consent Decision-Making Agreements" under the DRIPA which require First Nation consent for certain resource development projects, with one such agreement announced on June 6, 2022. These developments may increase the time required to obtain regulatory approvals or the risk of such approvals and thereby impact Pembina's operations in British Columbia.
Pembina continues to actively monitor the development of the regulations required to facilitate the implementation of the UNDRIP Act, DRIPA, EA Act and the impact that other federal and provincial government initiatives on Indigenous rights may have on its business.
Pembina Pipeline Corporation 2023 Annual Report 57

In addition, Pembina is monitoring the impact of the recent judgments of the Supreme Court of British Columbia with respect to First Nation claims as well as similar developments in Alberta, including the judgment in favour of the Blueberry River First Nation ("BRFN") against British Columbia relating to the cumulative impact of industrial development within the BRFN treaty area, the judgment in favour of Saik'uz First Nation and Stellat'en First Nation in nuisance against the Crown and private company Rio Tinto Alcan Inc., and the judgment in favour of the Gitxaala Nation and Ehattesahet First Nation requiring consultation prior to staking mineral claims. The judgments have contributed and may further contribute to the acceleration of the Government of British Columbia's imposition of additional requirements to obtain regulatory approvals for developing pipelines or associated facilities, and in some instances restrictions on those approvals, and could cause delays, suspensions, or deferrals in the development of such facilities. They may also impact the current and future activities of producers operating in British Columbia and cause them to decrease production, which could, in turn, reduce such producers' demand for Pembina's existing pipeline capacity and processing assets, and may have an adverse effect on Pembina's business. On January 18, 2023, the Government of British Columbia and BRFN announced that they had reached the Blueberry River First Nations Implementation Agreement in response to the BRFN decision. The agreement creates a framework for how resource development may continue within the BRFN claim area, which includes, among other things, limiting new surface disturbances from oil and gas development in BRFN's claim area to 750 hectares per year while a long-term cumulative effects management regime is developed and implemented. The Government of British Columbia has also reached interim agreements with four other Treaty 8 First Nations which commit to a similar development of a revised approach to environmental assessment in their territories. Duncan's First Nation in Alberta has also filed a claim similar to that of BRFN regarding cumulative impacts in Northwestern Alberta. Pembina continues to actively monitor regulatory developments relating to Indigenous claims in British Columbia and Alberta; however, Pembina cannot predict future regulatory changes that may arise to address the Court's decisions in these or future cases and any such regulatory changes could impact the operations of Pembina and Pembina's customers.
Potential Conflicts of Interest
Shareholders and other securityholders of Pembina are dependent on senior management and the directors of Pembina for the governance, administration and management of Pembina. Certain directors and officers of Pembina may be directors or officers of entities in competition to Pembina or may be directors or officers of certain entities in which Pembina holds an equity investment in. As such, certain directors or officers of Pembina may encounter conflicts of interest in the administration of their duties with respect to Pembina. Pembina mitigates this risk by requiring directors and officers to disclose the existence of potential conflicts in accordance with Pembina's Code of Ethics Policy and in accordance with the ABCA.
Litigation
In the course of their business, Pembina and its various subsidiaries and affiliates may be subject to lawsuits and other claims, including with respect to Pembina's growth or expansion projects. In recent years, there has been an increase in climate and disclosure-related litigation against governments as well as companies involved in the energy industry and there is no assurance that Pembina will not be impacted by such litigation, or by other legal proceedings. Defence and settlement costs associated with such lawsuits and claims may be substantial, even with respect to lawsuits and claims that have no merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal or other proceeding may have a material adverse effect on the financial position or operating results of Pembina.
58 Pembina Pipeline Corporation 2023 Annual Report

Changes in Tax Legislation
Tax legislation that Pembina is subject to may be amended (or the interpretation of such legislation may change), retroactively or prospectively, resulting in tax consequences that materially differ from those contemplated by Pembina in the jurisdictions in which Pembina has operations, which may create a risk of non-compliance and re-assessment. While Pembina believes that its tax filing positions are appropriate and supportable, it is possible that governing tax authorities may: (i) amend tax legislation (or its interpretation of such legislation may change), or (ii) successfully challenge Pembina's interpretation of tax legislation, either of which could expose Pembina to additional tax liabilities and may affect Pembina's estimate of current and future income taxes and could have an adverse effect on the financial condition and prospects of Pembina and the distributable cash flow available to pay dividends and to service obligations under Pembina's debt securities and other debt obligations.
Foreign Exchange Risk
Pembina's cash flows, including a portion of its commodity-related cash flows, certain cash flows from U.S.-based infrastructure assets, and distributions from U.S.-based investments in equity accounted investees, are subject to currency risk, arising from the denomination of specific cash flows in U.S. dollars. Additionally, a portion of Pembina's capital expenditures, and contributions or loans to Pembina's U.S.-based investments in equity accounted investees, may be denominated in U.S. dollars. Pembina monitors, assesses and responds to these foreign currency risks using an active risk management program, which may include the exchange of foreign currency for domestic currency at a fixed rate.
Political Uncertainty
Political and social events and decisions made in Canada, the U.S. and elsewhere, including changes to federal, provincial, state or municipal governments in Canada and the U.S., may create future uncertainty on global financial and economic markets. This uncertainty may impact the energy industry in Canada and may have an adverse effect on Pembina's business and financial results.
One such event was the August 3, 2023 announcement by the Alberta Minister of Affordability and Utilities that the AUC was directed to immediately pause the issuance of approvals for new renewable electricity projects under the Generation Approvals Pause Regulation (Alberta). The Generation Approvals Pause Regulation (Alberta) and related matters have created uncertainty with respect to the pace and requirements of future renewables development in Alberta, which could impact renewables projects Pembina currently has under development or those of its customers or partners, which might in turn impact, among other things, progress on greenhouse gas emissions reduction efforts. Pembina continues to evaluate the impact of any potential changes on its business and to monitor new developments.
Risks Relating to Breach of Confidentiality
Pembina regularly enters into confidentiality agreements with third parties prior to the disclosure of any confidential information when discussing potential business relationships or other transactions. Breaches of confidentiality could put Pembina at competitive risk and may cause significant damage to its business. There is no assurance that, in the event of a breach of confidentiality, Pembina will be able to obtain equitable remedies from a court of competent jurisdiction in a timely manner, if at all, in order to prevent or mitigate any damage to its business that such a breach of confidentiality may cause.
Concentration of Assets in the Western Canadian Sedimentary Basin
The majority of Pembina's assets are concentrated in the WCSB, which leaves the company exposed to the economic conditions of that area. Pembina mitigates this risk through a diversity of business activities within the area and by owning and operating assets in the U.S.

Pembina Pipeline Corporation 2023 Annual Report 59

Impacts of Geopolitical Events
While Pembina's operations, based solely in North America, have not been directly impacted to date, global or international geopolitical events such as armed conflict and political instability, including the current conflicts between Ukraine and Russia and Israel and Palestine, and international responses thereto, may have potential wide-ranging consequences for global market volatility and economic conditions, including energy and commodity prices, which may, in turn, increase inflationary pressures and interest rates. The short-, medium- and long-term implications of any such geopolitical events, including potential direct and indirect impacts on Pembina which could have a material and adverse effect on Pembina's business, financial condition and results of operations, are difficult to predict with any certainty. Depending on their extent, duration, and severity, such geopolitical events may have the effect of heightening many of the other risks described herein, including, without limitation, the risks relating to Pembina's exposure to commodity prices; the successful completion of Pembina's growth and expansion projects, including the expected return on investment thereof; supply chains and Pembina's ability to obtain required equipment, materials or labour; cybersecurity risks; inflationary pressures; and restricted access to capital and increased borrowing costs as a result of increased interest rates.
Internal Controls
Effective internal controls are necessary for Pembina to provide reliable financial reports, manage its risk exposure and help prevent fraud. Although Pembina undertakes numerous procedures to help ensure the reliability of its financial reports, including those imposed by Canadian and U.S. securities laws, Pembina cannot be certain that such measures will ensure that it will maintain adequate control over financial processes and reporting. If Pembina or its independent auditors discover a material weakness, the disclosure of that fact, even if quickly remedied, could reduce the market's confidence in Pembina and its financial statements and negatively impact the trading price of the Common Shares or Class A Preferred Shares.
Risks Related to Climate Change
Risks Relating to Changing Investor Sentiment in the Oil and Gas Industry
A number of factors, including the concerns of the effects of the use of fossil fuels on climate change, concerns of the impact of oil and gas operations on the environment, concerns of environmental damage relating to spills of petroleum products during transportation and concerns of Indigenous rights, have affected certain investors' sentiments towards investing in the oil and gas industry. As a result of these concerns, some investors have announced that they are no longer willing to fund or invest in oil and gas properties or companies and/or are reducing the amount of such investments over time. Additionally, companies across all sectors have been subjected to a heightened level of awareness and scrutiny from institutional, retail and public investors with respect to their ESG practices and, as such, issuers are increasingly being required to develop and implement more robust ESG policies and practices. Developing and implementing such policies and practices can involve significant costs and require a significant time commitment from the Board of Directors, management and employees. Failure to implement the policies and practices expected by investors may result in such investors reducing their investment in Pembina or not investing in Pembina at all. Any reduction in the investor base interested or willing to invest in the oil and gas industry and, more specifically, Pembina may result in limits on Pembina's ability to access capital, increases to the cost of capital, a downgrade in Pembina's credit ratings and outlooks, and a decrease in the price and liquidity of Pembina's securities even if Pembina's operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause a decrease in the value of an asset which may result in an impairment charge.
In June 2023, Pembina published its 2022 Sustainability Report which highlights certain of Pembina's ESG policies and practices, including, but not limited to, energy transition, GHG emissions reduction, employee well-being and culture, health and safety, responsible asset management and Indigenous and community engagement. However, certain investors of Pembina may not be satisfied with the degree and/or speed at which Pembina is implementing and bolstering its ESG policies and practices. If Pembina is unable to meet such investors' expectations, Pembina's business, as well as its reputation, could be adversely affected.
60 Pembina Pipeline Corporation 2023 Annual Report

Energy Market Transition
Changing consumer preferences, new technologies, government regulation or other external factors may lead to an acceleration away from fossil-based sources of energy, including energy derived from crude oil and natural gas, to renewable and other alternative sources of energy. This may lead to lower global demand for crude oil and natural gas and related commodities and, in turn, may lead to lower prices for crude oil, natural gas and NGL and related commodities. This could negatively impact the Company's producing customers and lead to less demand for Pembina's services, which could negatively impact the revenue the Company receives from, and the value of, its pipelines, facilities and other infrastructure assets, the useful life of those assets and accelerate the timing of decommissioning.
In addition, Pembina may invest in opportunities related to an energy transition, which may involve investments in businesses, operations or assets relating to renewable or other alternative forms of energy. Such investments may involve certain risks and uncertainties in addition to those identified herein in respect of Pembina's existing businesses, operations and assets, including the obligation to comply with additional regulatory and other legal requirements associated with such businesses, operations or assets and the potential requirement for additional sources of capital to make, develop and/or maintain such investments and Pembina's ability to access such sources of capital. In the event Pembina were to complete such investments, there can be no guarantee that Pembina will realize a return on those investments or businesses, operations or assets that is similar to the returns it receives in respect of its existing business, operations and assets or that would offset any loss in revenue from, or the value of, the Company's existing pipeline, facilities and other infrastructure assets resulting from the impact of the potential energy transition. As a result, any such investment could reduce the level of cash available for dividends and to service obligations under Pembina's debt securities and other debt obligations and may also negatively impact the trading price of Pembina's securities.
Greenhouse Gas Emissions and Targets
Among other sustainability goals, Pembina has committed to reducing GHG emissions intensity of its operations by 30 percent by 2030 (based on a 2019 baseline year). The Company's ability to lower GHG emissions in respect of its 2030 emissions intensity reduction target is subject to numerous risks and uncertainties, and Pembina's actions taken to implement these objectives may also expose the Company to certain additional and/or heightened financial and operational risks. A reduction in GHG emissions intensity relies on, among other things, Pembina's ability to implement and improve energy efficiency at all facilities, future development and growth opportunities, development and deployment of new technologies, investment in lower-carbon power and transition to greater use of renewable and lower emission energy sources. In the event that the Company is unable to implement these strategies and technologies as planned without negatively impacting its expected operations or business plans, or in the event that such strategies or technologies do not perform as expected, the Company may be unable to meet its GHG emissions intensity reduction targets or goals on the current timelines, or at all.
In addition, achieving the Company's GHG emissions intensity reductions target and goals could require significant capital expenditures and resources, with the potential that the costs required to achieve such target and goals materially differ from Pembina's original estimates and expectations, which differences may be material. In addition, while the intent is to improve efficiency and increase the use of renewable and lower-carbon energy, the shift in resources and focus towards GHG emissions reduction could have a negative impact on Pembina's operating results. The overall final cost of investing in and implementing a GHG emissions intensity reduction strategy and technologies in furtherance of such strategy, and the resultant change in the deployment of the Company's resources and focus, could have a material adverse effect on Pembina's business, financial condition and results of operations.
Pembina Pipeline Corporation 2023 Annual Report 61

Risks Relating to Weather Conditions
Weather conditions (including those associated with climate change) can affect the demand for and price of natural gas and NGL. As a result, changes in weather patterns may affect Pembina's gas processing business. For example, colder winter temperatures generally increase demand for natural gas and NGL used for heating which tends to result in increased throughput volume on the Alliance Pipeline and at the Company's gas processing facilities and higher prices in the processing and storage businesses. Pembina has capacity to handle any such increased volume of throughput and storage at its facilities to meet changes in seasonal demand; however, at any given time, processing and storage capacity is finite.
Weather conditions (including those associated with climate change) may impact Pembina's ability to complete capital projects, repairs or facility turnarounds on time, potentially resulting in delays and increased costs. Weather may also affect access to Pembina's facilities, and the operations and projects of Pembina's customers or shippers, which may impact the supply and/or demand for Pembina's services. With respect to construction activities, in areas where construction can be conducted in non-winter months, Pembina attempts to schedule its construction timetables so as to minimize potential delays due to cold winter weather.
Changes and/or extreme variability in weather patterns, including with respect to the impact on the geophysical environment, as well as increases in the frequency of extreme weather events, such as floods, cyclones, hurricanes, droughts and forest fires, increases the potential risk for Pembina's assets, including operational disruptions, transportation difficulties, supply chain disruptions, employee safety incidents, and damage to assets, which may result in lower revenues, higher costs or project delays.
See also "Risk Factors – Risks Inherent in Pembina's Business – Environmental Costs and Liabilities"; and "Risk Factors – Risks Inherent in Pembina's Business – Reputation".
62 Pembina Pipeline Corporation 2023 Annual Report

12. NON-GAAP & OTHER FINANCIAL MEASURES
Throughout this MD&A, Pembina has disclosed certain financial measures that are not specified, defined or determined in accordance with GAAP and which are not disclosed in Pembina's financial statements. Non-GAAP financial measures either exclude an amount that is included in, or include an amount that is excluded from, the composition of the most directly comparable financial measure specified, defined and determined in accordance with GAAP. These non-GAAP financial measures and non-GAAP ratios, together with financial measures and ratios specified, defined and determined in accordance with GAAP, are used by management to evaluate the performance and cash flows of Pembina and its businesses and to provide additional useful information respecting Pembina's financial performance and cash flows to investors and analysts.
In this MD&A, Pembina has disclosed the following non-GAAP financial measures and non-GAAP ratios: net revenue, earnings before interest, taxes, depreciation, and amortization ("adjusted EBITDA"), adjusted EBITDA per common share, adjusted EBITDA from equity accounted investees, adjusted cash flow from operating activities and adjusted cash flow from operating activities per common share.
Non-GAAP financial measures and non-GAAP ratios disclosed in this MD&A do not have any standardized meaning under IFRS and may not be comparable to similar financial measures disclosed by other issuers. The financial measures and ratios should not, therefore, be considered in isolation or as a substitute for, or superior to, measures and ratios of Pembina's financial performance, or cash flows specified, defined or determined in accordance with IFRS, including revenue, earnings before income tax, share of profit from equity accounted investees and cash flow from operating activities.
Except as otherwise described herein, these non-GAAP financial measures and non-GAAP ratios are calculated on a consistent basis from period to period. Specific reconciling items may only be relevant in certain periods.
Below is a description of each non-GAAP financial measure and non-GAAP ratio disclosed in this MD&A, together with, as applicable, disclosure of: the most directly comparable financial measure that is specified, defined and determined in accordance with GAAP to which each non-GAAP financial measure relates; a quantitative reconciliation of each non-GAAP financial measure to such directly comparable GAAP financial measure; the composition of each non-GAAP financial measure and non-GAAP ratio; an explanation of how each non-GAAP financial measure and non-GAAP ratio provides useful information to investors and the additional purposes, if any, for which management uses each non-GAAP financial measure and non-GAAP ratio; and an explanation of the reason for any change in the label or composition of each non-GAAP financial measure and non-GAAP ratio from what was previously disclosed.
Net Revenue
Net revenue is a non-GAAP financial measure which is defined as total revenue less cost of goods sold including product purchases. Management believes that net revenue provides investors with a single measure to indicate the margin on sales before non-product operating expenses that is comparable between periods. Management utilizes net revenue to compare consecutive results in Marketing & New Ventures and Facilities, to aggregate revenue generated by each of the Company's divisions and to set comparable objectives. The most directly comparable financial measure to net revenue that is specified, defined and determined in accordance with GAAP and disclosed in Pembina's financial statements is revenue.

3 Months Ended December 31	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Total
($ millions)
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Revenue	737	686	248	237	1,660	1,921	(179)	(145)	2,466	2,699
Cost of goods sold, including product purchases	11	—	—	—	1,476	1,734	(138)	(78)	1,349	1,656
Net revenue	726	686	248	237	184	187	(41)	(67)	1,117	1,043

Pembina Pipeline Corporation 2023 Annual Report 63

12 Months Ended December 31	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Total
($ millions)
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Revenue	2,707	2,508	909	1,268	6,087	8,471	(578)	(636)	9,125	11,611
Cost of goods sold, including product purchases	17	—	—	6	5,509	7,682	(395)	(324)	5,131	7,364
Net revenue	2,690	2,508	909	1,262	578	789	(183)	(312)	3,994	4,247
Adjusted EBITDA and adjusted EBITDA per Common Share
Adjusted EBITDA is a non-GAAP financial measure and is calculated as earnings before net finance costs, income taxes, depreciation and amortization (included in operations and general and administrative expense) and unrealized gains or losses on commodity-related derivative financial instruments. The exclusion of unrealized gains or losses on commodity-related derivative financial instruments eliminates the non-cash impact of such gains or losses.
Adjusted EBITDA also includes adjustments to earnings for losses (gains) on disposal of assets, transaction costs incurred in respect of acquisitions, dispositions and restructuring, impairment charges or reversals in respect of goodwill, intangible assets, investments in equity accounted investees and property, plant and equipment, certain non-cash provisions and other amounts not reflective of ongoing operations. These additional adjustments are made to exclude various non-cash and other items that are not reflective of ongoing operations.
Management believes that adjusted EBITDA provides useful information to investors as it is an important indicator of Pembina's ability to generate liquidity through cash flow from operating activities and equity accounted investees. Management also believes that adjusted EBITDA provides an indicator of operating income generated from capital expenditures, which includes operational finance income and gains from lessor lease arrangements. Adjusted EBITDA is also used by investors and analysts for assessing financial performance and for the purpose of valuing Pembina, including calculating financial and leverage ratios. Management utilizes adjusted EBITDA to set objectives and as a key performance indicator of the Company's success. Pembina presents adjusted EBITDA as management believes it is a measure frequently used by analysts, investors and other stakeholders in evaluating the Company's financial performance.
Adjusted EBITDA per common share is a non-GAAP ratio which is calculated by dividing adjusted EBITDA by the weighted average number of common shares outstanding.

3 Months Ended December 31	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Total
($ millions, except per share amounts)
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Earnings (loss) before income tax	677	295	143	145	204	96	(209)	(206)	815	330
Adjustments to share of profit from equity accounted investees and other	45	41	135	107	6	—	—	—	186	148
Net finance cost	6	6	3	(8)	(4)	6	111	109	116	113
Depreciation and amortization	109	104	46	34	12	10	11	14	178	162
Unrealized (gain) loss on commodity-related derivative financial instruments	—	—	—	(2)	(46)	61	—	—	(46)	59
Impairment reversal	(231)	—	—	—	—	—	—	—	(231)	—
Gain on disposal of assets, transaction costs incurred in respect of acquisitions and non-cash provisions	11	102	(3)	12	1	(2)	6	1	15	113
Adjusted EBITDA	617	548	324	288	173	171	(81)	(82)	1,033	925
Adjusted EBITDA per common share – basic (dollars)									1.87	1.68
64 Pembina Pipeline Corporation 2023 Annual Report

12 Months Ended December 31	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Total
($ millions, except per share amounts)
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Earnings (loss) before income tax	1,840	1,415	610	1,804	435	708	(696)	(708)	2,189	3,219
Adjustments to share of profit from equity accounted investees and other	172	172	438	271	84	25	—	—	694	468
Net finance costs	28	28	9	13	4	27	425	418	466	486
Depreciation and amortization	414	396	159	196	46	44	44	47	663	683
Unrealized loss (gain) on commodity-related derivative financial instruments	—	—	—	(50)	32	(83)	—	—	32	(133)
Gain on PGI Transaction	—	—	—	(1,110)	—	—	—	—	—	(1,110)
Impairment reversal	(231)	—	—	—	—	—	—	—	(231)	—
Transaction costs incurred in respect of acquisitions, transformation and restructuring costs, contract dispute settlement, gain on disposal of assets and non-cash provisions	11	116	(3)	13	(4)	—	7	4	11	133
Adjusted EBITDA	2,234	2,127	1,213	1,137	597	721	(220)	(239)	3,824	3,746
Adjusted EBITDA per common share – basic (dollars)									6.95	6.78
Adjusted EBITDA from Equity Accounted Investees
In accordance with IFRS, Pembina's joint ventures are accounted for using equity accounting. Under equity accounting, the assets and liabilities of the investment are presented net in a single line item in the Consolidated Statement of Financial Position, "Investments in Equity Accounted Investees". Net earnings from investments in equity accounted investees are recognized in a single line item in the Consolidated Statement of Earnings and Comprehensive Income "Share of Profit from Equity Accounted Investees". The adjustments made to earnings, in adjusted EBITDA above, are also made to share of profit from investments in equity accounted investees. Cash contributions and distributions from investments in equity accounted investees represent Pembina's share paid and received in the period to and from the investments in equity accounted investees.
To assist in understanding and evaluating the performance of these investments, Pembina is supplementing the IFRS disclosure with non-GAAP proportionate consolidation of Pembina's interest in the investments in equity accounted investees. Pembina's proportionate interest in equity accounted investees has been included in adjusted EBITDA.

3 Months Ended December 31	Pipelines		Facilities		Marketing & New Ventures		Total
($ millions)
	2023	2022	2023	2022	2023	2022	2023	2022
Share of profit (loss) from equity accounted investees	31	44	48	49	15	(14)	94	79
Adjustments to share of profit from equity accounted investees:
Net finance costs (income)	7	5	84	37	—	(1)	91	41
Income tax (recovery) expense	—	—	(13)	13	—	—	(13)	13
Depreciation and amortization	38	36	60	39	6	7	104	82
Unrealized loss (gain) on commodity-related derivative financial instruments	—	—	7	11	—	(6)	7	5
Transaction costs incurred in respect of acquisitions and non-cash provisions	—	—	(3)	7	—	—	(3)	7
Total adjustments to share of profit from equity accounted investees	45	41	135	107	6	—	186	148
Adjusted EBITDA from equity accounted investees	76	85	183	156	21	(14)	280	227
Pembina Pipeline Corporation 2023 Annual Report 65

12 Months Ended December 31	Pipelines		Facilities		Marketing & New Ventures		Total
($ millions)
	2023	2022	2023	2022	2023	2022	2023	2022
Share of profit (loss) from equity accounted investees	109	171	233	108	(26)	82	316	361
Adjustments to share of profit from equity accounted investees:
Net finance costs	22	23	160	79	1	—	183	102
Income tax expense	—	—	41	14	—	—	41	14
Depreciation and amortization	150	149	207	138	25	25	382	312
Unrealized loss on commodity-related derivative financial instruments	—	—	16	27	—	—	16	27
Transaction costs incurred in respect of acquisitions and non-cash provisions	—	—	14	13	58	—	72	13
Total adjustments to share of profit from equity accounted investees	172	172	438	271	84	25	694	468
Adjusted EBITDA from equity accounted investees	281	343	671	379	58	107	1,010	829
Adjusted Cash Flow from Operating Activities and Adjusted Cash Flow from Operating Activities per Common Share
Adjusted cash flow from operating activities is a non-GAAP measure which is defined as cash flow from operating activities adjusting for the change in non-cash operating working capital, adjusting for current tax and share-based compensation payments, and deducting preferred share dividends paid. Adjusted cash flow from operating activities deducts preferred share dividends paid because they are not attributable to common shareholders. The calculation has been modified to include current tax expense and accrued share-based payment expense as it allows management to better assess the obligations discussed below. Management believes that adjusted cash flow from operating activities provides comparable information to investors for assessing financial performance during each reporting period. Management utilizes adjusted cash flow from operating activities to set objectives and as a key performance indicator of the Company's ability to meet interest obligations, dividend payments and other commitments. Adjusted cash flow from operating activities per common share is a non-GAAP financial ratio which is calculated by dividing adjusted cash flow from operating activities by the weighted average number of common shares outstanding.

	3 Months Ended December 31		12 Months Ended December 31
($ millions, except per share amounts)	2023	2022	2023	2022
Cash flow from operating activities	880	947	2,635	2,929
Cash flow from operating activities per common share – basic (dollars)	1.60	1.72	4.79	5.30
Add (deduct):
Change in non-cash operating working capital	(54)	(220)	210	(177)
Current tax expense	(54)	18	(325)	(227)
Taxes paid, net of foreign exchange	49	28	236	334
Accrued share-based payment expense	(44)	(51)	(67)	(117)
Share-based compensation payment	—	—	77	45
Preferred share dividends paid	(30)	(32)	(120)	(126)
Adjusted cash flow from operating activities	747	690	2,646	2,661
Adjusted cash flow from operating activities per common share – basic (dollars)	1.36	1.25	4.81	4.82

66 Pembina Pipeline Corporation 2023 Annual Report

13. OTHER
Selected Annual Financial Information

($ millions, except where noted)	2023	2022	2021
Revenue	9,125	11,611	8,627
Earnings	1,776	2,971	1,242
Per common share - basic (dollars)	3.00	5.14	2.00
Per common share - diluted (dollars)	2.99	5.12	1.99
Total assets	32,618	31,487	31,456
Total non-current liabilities	13,584	13,640	14,703
Common share dividends declared ($ per share)	2.65	2.55	2.52
Preferred share dividends declared	120	126	135
See the "Quarterly Financial Information" section for the factors impacting the years ended December 31, 2023 and 2022. The increase in revenues, earnings and earnings per common share (basic and diluted) between 2021 and 2022 was largely due to higher global energy prices in 2022 and Pembina's recognition of the gain on the PGI Transaction in 2022 compared to the receipt of the termination payment in connection with the termination of the arrangement agreement with Inter Pipeline Ltd., which was recognized in other income in 2021. Additionally, there were no impairments in 2022 compared to in 2021 largely related to certain Oil Sands assets, gains on commodity-related derivative financial instruments in 2022 versus losses in 2021, and lower income tax expense as a result of the PGI Transaction. These positive factors were partially offset by higher general and administrative costs and net finance costs.
Financial Instruments
Risk Management
Risk management strategies, policies, and limits ensure risks and exposures are aligned to Pembina's business strategy and risk tolerance. Pembina's Board of Directors is responsible for providing risk management oversight and oversees how management monitors compliance with the organization's risk management policies and procedures. In addition, the Board of Directors reviews the adequacy of this risk framework in relation to the risks faced by Pembina.
Pembina has exposure to counterparty credit risk, liquidity risk and market risk. Pembina utilizes derivative instruments to stabilize the results of its business and, as at December 31, 2023, the Company has entered into certain financial derivative contracts in order to manage commodity price, interest rate, cost of power and foreign exchange risk. Pembina has also entered into power purchase agreements to secure cost-competitive renewable energy, fix the price for a portion of the power Pembina consumes, and reduce its emissions. Refer to the "Risk Factors" section of this MD&A for information on exposure of risks and the management of those risks.
Fair Values
The fair value of financial instruments utilizes a variety of valuation inputs. When measuring fair value, Pembina uses observable market data to the greatest extent possible. Depending on the nature of these valuation inputs, financial instruments are categorized as follows:
a.    Level 1
Level 1 fair values are based on inputs that are unadjusted observable quoted prices from active markets for identical assets or liabilities as at the measurement date.
Pembina Pipeline Corporation 2023 Annual Report 67

b.    Level 2
Level 2 fair values are based on inputs, other than quoted market prices included in Level 1, that are either directly or indirectly observable. Level 2 fair value inputs include quoted forward market prices, time value, and broker quotes that are observable for the duration of the financial instrument's contractual term. These inputs are often adjusted for factors specific to the asset or liability, such as, location differentials and credit risk.
Financial instruments that utilize Level 2 fair valuation inputs, include derivatives arising from physical commodity forward contracts, commodity swaps and options, and forward interest rate and foreign-exchange swaps. In addition, Pembina’s loans and borrowings utilize Level 2 fair valuation inputs, whereby the valuation technique is based on discounted future interest and principal payments using the current market interest rates of instruments with similar terms.
c.    Level 3
Level 3 fair values utilize inputs that are not based on observable market data. Rather, various valuation techniques are used to develop inputs.
Financial instruments that utilize Level 3 fair valuation inputs include embedded derivative instruments arising from long-term power purchase agreements, whereby Pembina has purchased a proportionate interest of wind power. The fair value of these instruments is measured using a pricing and cash flow model that accounts for forward power prices, renewable wind power pricing discounts and differentials, and inflationary metrics. The rate used to discount the respective estimated cash flows is a government risk-free interest rate that is adjusted for an appropriate credit spread. The fair valuation of the embedded derivative instruments is judged to be a significant management estimate. These assumptions and inputs are susceptible to change and may differ from actual future developments. This estimation uncertainty could materially impact the quantified fair value; and therefore, the gains and losses on commodity-related derivative financial instruments.
The carrying values of financial assets and liabilities in relation to their respective fair values, together with their appropriate fair value categorization are illustrated in the table below. Certain other non-derivative financial instruments measured at amortized cost, including cash and cash equivalents, trade receivables and other, trade payables and other, and other liabilities have been excluded since their carrying values are judged to approximate their fair values due to their nature and short maturity. These instruments would be categorized as Level 2 in the fair value hierarchy.

	2023				2022
As at December 31	Carrying Value	Fair Value			Carrying Value	Fair Value
($ millions)		Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
Financial assets carried at fair value
Derivative financial instruments(1)	80	—	51	29	129	—	92	37
Financial liabilities carried at fair value
Derivative financial instruments(1)	40	—	26	14	64	—	57	7
Contingent consideration(2)	39	—	—	39	49	—	12	37
Financial liabilities carried at amortized cost
Long-term debt(3)	10,499	—	9,989	—	10,600	—	9,590	—
(1)    At December 31, 2023 all derivative financial instruments are carried at fair value through earnings, except for $18 million in interest rate derivative financial assets that have been designated as cash flow hedges.
(2)    Included in trade payables and other. Under the terms of the agreements on Pembina's investment in the Cedar LNG Project, Pembina has commitments to make additional payments on a positive final investment decision. As at December 31, 2023, Pembina has met its commitments to fund development costs and annual operating budgets.
(3)    Carrying value of current and non-current balances. Includes loans and borrowings and subordinated hybrid notes.
68 Pembina Pipeline Corporation 2023 Annual Report

Gains and Losses on Derivative Instruments
Realized and unrealized losses (gains) on derivative instruments are as follows:

For the years ended December 31
($ millions)	2023	2022
Derivative instruments held at FVTPL(1)
Realized (gain) loss
Commodity-related	(11)	105
Foreign exchange	15	14
Unrealized loss (gain)
Commodity-related	32	(133)
Foreign exchange	(18)	12
Derivative instruments in hedging relationships
Interest rate loss (gain) recorded in other comprehensive income(2)	13	(23)
(1)    Realized and unrealized losses or gains on commodity derivative instruments held at FVTPL are included in loss (gain) on commodity-related derivative financial instruments in the Consolidated Statements of Earnings and Comprehensive Income. Realized and unrealized losses or gains on foreign exchange derivative instruments that are not designated as hedging instruments, but rather held at FVTPL, are included in net finance costs in the Consolidated Statements of Earnings and Comprehensive Income.
(2)     Unrealized losses or gains for designated cash flow hedges are recognized in impact of hedging activities in the Consolidated Statements of Earnings and Comprehensive Income, with realized losses or gains being reclassified to net finance costs. At December 31, 2023, the movement in other comprehensive income includes a realized gain of $16 million that was reclassified to net finance costs (2022: $5 million realized gain). No losses or gains have been recognized in net income relating to discontinued cash flow hedges.
Pension Plan
Pembina maintains defined contribution plans and defined benefit pension plans for employees and retirees. The defined benefit plans include a funded registered plan for all qualified employees and an unfunded supplemental retirement plan for those employees affected by the Canada Revenue Agency maximum pension limits. At the end of 2023, the pension plans carried a net obligation of $9 million (2022: net asset of $6 million). At December 31, 2023, plan obligations amounted to $264 million (2022: $218 million) compared to plan assets of $255 million (2022: $224 million). In 2023, the pension plans' expense was $18 million (2022: $23 million). Pembina's contributions to the pension plans totaled $17 million in 2023 (2022: $15 million).
Disclosure Controls and Procedures and Internal Control over Financial Reporting
Disclosure Controls and Procedures
Pembina maintains disclosure controls and procedures ("DC&P") designed to provide reasonable assurance that information required to be disclosed in Pembina's annual filings, interim filings and other reports filed or submitted by it under applicable securities laws is recorded, processed, summarized and reported accurately and in the time periods specified under such securities laws, and include controls and procedures designed to ensure such information is accumulated and communicated to Pembina's management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure. As at December 31, 2023, an evaluation of the effectiveness of the design and operation of Pembina's DC&P, as defined in Rule 13a – 15(e) and 15(d) – 15(e) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act") and National Instrument 52-109 Certification of Disclosure in Issuer's Annual and Interim Filings ("NI 52-109"), was carried out by management, including the President and Chief Executive Officer ("CEO") and the Senior Vice President and Chief Financial Officer ("CFO"). Based on the evaluation, the CEO and CFO have concluded that the design and operation of Pembina's DC&P were effective as at December 31, 2023 to ensure that material information relating to Pembina is made known to the CEO and CFO by others.
It should be noted that while the CEO and CFO believe that Pembina's DC&P provide a reasonable level of assurance that they are effective, they do not expect that Pembina's DC&P will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.
Pembina Pipeline Corporation 2023 Annual Report 69

Management's Annual Report on Internal Control over Financial Reporting
Pembina maintains internal control over financial reporting which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.
Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a – 15(e) and 15(d) – 15(e) under the Exchange Act and NI 52-109.
Under the supervision and with the participation of our CEO and our CFO, management has conducted an evaluation of the effectiveness of our internal control over financial reporting, as at December 31, 2023 based on the framework set forth in Internal Control – Integrated Framework issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on management's assessment as at December 31, 2023, the CEO and CFO have concluded that Pembina's internal control over financial reporting is effective.
Due to its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of Pembina's financial statements would be prevented or detected. Further, the evaluation of the effectiveness of internal control over financial reporting was made as at a specific date, and continued effectiveness in future periods is subject to the risks that controls may become inadequate.
The effectiveness of internal control over financial reporting as at December 31, 2023 was audited by KPMG LLP, an independent registered public accounting firm, as stated in their Report of Independent Registered Public Accounting Firm, which is included in the Consolidated Financial Statements.
Changes in Internal Control over Financial Reporting
There has been no change in Pembina's internal control over financial reporting that occurred during the year ended December 31, 2023 that has materially affected, or are reasonably likely to materially affect, Pembina's internal control over financial reporting.
70 Pembina Pipeline Corporation 2023 Annual Report

14. ABBREVIATIONS
The following is a list of abbreviations that may be used in this MD&A:

Other
AECO	Alberta Energy Company benchmark price for natural gas
B.C.	British Columbia
GAAP	Canadian generally accepted accounting principles
IFRS	International Financial Reporting Standards
NGL	Natural gas liquids
LNG	Liquefied natural gas
U.S.	United States
WCSB	Western Canadian Sedimentary Basin
Deep cut	Ethane-plus capacity extraction gas processing capabilities
Shallow cut	Sweet gas processing with propane and/or condensate-plus extraction capabilities
Volumes
Volumes for Pipelines and Facilities are revenue volumes, defined as physical volumes plus volumes from take-or-pay commitments. Volumes for Marketing & New Ventures are marketed NGL volumes. Volumes are stated in mboe/d, with natural gas volumes converted to mboe/d from MMcf/d at a 6:1 ratio, and also include revenue volumes from Pembina's equity accounted investees.

Measurement		Regulators & Acts
bpd	barrels per day	ABCA	Business Corporations Act (Alberta)
mbbls	thousands of barrels	AER	Alberta Energy Regulator
mbpd	thousands of barrels per day	BCEAO	British Columbia Environmental Assessment Office
mmbpd	millions of barrels per day	BCER	British Columbia Energy Regulator
mmbbls	millions of barrels	BCUC	British Columbia Utilities Commission
mboe/d	thousands of barrels of oil equivalent per day	CER	Canadian Energy Regulator
mmboe/d	millions of barrels of oil equivalent per day	FERC	United States Federal Energy Regulatory Commission
MMcf/d	millions of cubic feet per day	GGPPA	Greenhouse Gas Pollution Pricing Act (Canada)
bcf/d	billions of cubic feet per day	ICA	Interstate Commerce Act of 1887 (United States)
km	kilometer	NEB	National Energy Board
		NGA	Natural Gas Act of 1938 (United States)
		OPEC	Organization of the Petroleum Exporting Countries
		PHMSA	Pipeline and Hazardous Material Safety Administration
		IAAC	Impact Assessment Agency of Canada

Pembina Pipeline Corporation 2023 Annual Report 71

Investments in Equity Accounted Investees
Pipelines:
Alliance	50 percent interest in Alliance Pipeline Limited Partnership, Alliance Pipeline L.P., and NRGreen Power Limited Partnership
Ruby	50 percent convertible, cumulative preferred interest in Ruby Pipeline Holding Company L.L.C. On January 13, 2023, pursuant to the Ruby Subsidiary Plan, Ruby Pipeline Holding Company L.L.C sold its equity interest in the Ruby Subsidiary. As a result, Pembina ceased to have an interest in the Ruby Pipeline.
Grand Valley	75 percent interest in Grand Valley 1 Limited Partnership wind farm
Facilities:
PGI	60 percent interest in Pembina Gas Infrastructure Inc., a premier gas processing entity in western Canada serving customers throughout the Montney and Duvernay trends from central Alberta to northeast British Columbia
Veresen Midstream
Prior to August 15, 2022, Pembina owned a 45 percent interest in Veresen Midstream Limited Partnership, which owns assets in western Canada serving the Montney geological play in northwestern Alberta and northeastern B.C. including gas processing plants and gas gathering pipelines and compression. On August 15, 2022, Pembina contributed its equity interest in Veresen Midstream to PGI, resulting in Pembina holding a 60 percent interest indirectly through its investment in PGI.

Fort Corp	50 percent interest in Fort Saskatchewan Ethylene Storage Limited Partnership and Fort Saskatchewan Ethylene Storage Corporation
Marketing & New Ventures:
Aux Sable
An ownership interest in Aux Sable (approximately 42.7 percent in Aux Sable U.S. and 50 percent in Aux Sable Canada), which includes an NGL fractionation facility and gas processing capacity near Chicago, Illinois and other natural gas and NGL processing facilities, logistics and distribution assets in the U.S. and Canada, and transportation contracts on Alliance

CKPC	50 percent interest in Canada Kuwait Petrochemical Corporation which was dissolved on December 31, 2023, and the PDH/PP Facility which was cancelled in the third quarter of 2022.
Cedar LNG	49.9 percent interest in Cedar LNG Partners LP and the proposed floating LNG facility in Kitimat, British Columbia, Canada
ACG	50 percent interest in Alberta Carbon Grid Heartland Limited Partnership and the proposed Heartland carbon dioxide transportation and sequestration system.
Readers are referred to the AIF for the year ended December 31, 2023 for additional descriptions, which is available at www.sedarplus.ca, www.sec.gov and through Pembina's website at www.pembina.com.
72 Pembina Pipeline Corporation 2023 Annual Report

15. FORWARD-LOOKING STATEMENTS & INFORMATION
In the interest of providing Pembina's security holders and potential investors with information regarding Pembina, including management's assessment of the Company's future plans and operations, certain statements contained in this MD&A constitute forward-looking statements or forward-looking information (collectively, "forward-looking statements"). Forward-looking statements are typically identified by words such as "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "could", "would", "believe", "plan", "intend", "design", "target", "undertake", "view", "indicate", "maintain", "explore", "entail", "schedule", "objective", "strategy", "likely", "potential", "outlook", "aim", "purpose", "goal" and similar expressions suggesting future events or future performance.
By their nature, such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Pembina believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. These forward-looking statements speak only as of the date of the MD&A.
In particular, this MD&A contains forward-looking statements pertaining to the following:
•future levels and sustainability of cash dividends that Pembina intends to pay to its shareholders and the dividend payment dates;
•planning, construction, locations, capital expenditure estimates, schedules, regulatory and environmental applications and anticipated approvals, expected capacity, incremental volumes, contractual arrangements, completion and in-service dates, rights, sources of product, activities, benefits and operations with respect to new construction of, or expansions on existing, pipelines, systems, gas services facilities, processing and fractionation facilities, terminalling, storage and hub facilities and other facilities or energy infrastructure, as well as the impact of Pembina's new projects on its future financial performance;
•future pipeline, processing, fractionation and storage facility and system operations and throughput levels;
•treatment under existing and proposed governmental regulatory regimes, including taxes, environmental, project assessment and GHG laws and regulations;
•Pembina's strategy and the development and expected timing of new business; initiatives and growth opportunities and the impact thereof;
•increased throughput potential, processing capacity and fractionation capacity due to increased oil and gas industry activity and new connections and other initiatives on Pembina's pipelines and at Pembina's facilities;
•expected future cash flows and the sufficiency thereof, financial strength, sources of and access to funds at acceptable rates, future contractual obligations, future financing options, availability of capital for capital expenditures, operating obligations, dividends, debt maturities, letters of credit and the use of proceeds from financings;
•Pembina's capital structure, including the sufficiency of the amount of leverage employed therein and future actions that may be taken with respect thereto, including expectations regarding the repurchase or redemption of common shares, repayments of existing debt, new borrowings, equity or hybrid securities issuances and the timing thereof;
•potential actions undertaken by Pembina to mitigate counterparty risk;
•tolls and tariffs and processing, transportation, fractionation, storage and services commitments and contracts;
•the outcomes and effectiveness of Pembina's DC&P and ICFR;
•operating risks, including the amount of future liabilities related to pipelines spills and other environmental incidents;
•the expected demand for, and prices and inventory levels of, crude oil and other petroleum products, including NGL;
•the development and anticipated benefits of Pembina's new projects and developments, including the Phase VIII Peace Pipeline Expansion, RFS IV, the NEBC MPS Expansion, the Wapiti Expansion, the K3 Cogeneration Facility, the Cedar LNG project and ACG, including the timing thereof;
•the Alliance/Aux Sable Acquisition, including the terms thereof and the expected closing date; and
•the impact of current market conditions on Pembina.

Various factors or assumptions are typically applied by Pembina in drawing conclusions or making the forecasts, projections, predictions or estimations set out in forward-looking statements based on information currently available to Pembina. These factors and assumptions include, but are not limited to:
•oil and gas industry exploration and development activity levels and the geographic region of such activity;
•the success of Pembina's operations;
•prevailing commodity prices, interest rates, carbon prices, tax rates, exchange rates and inflation rates;
•the ability of Pembina to maintain current credit ratings;
•the availability and cost of capital to fund future capital requirements relating to existing assets, projects and the repayment of refinancing existing debt as it becomes due;
•expectations regarding Pembina's pension plan;
•future operating costs including geotechnical and integrity costs being consistent with historical costs;
•oil and gas industry compensation levels remaining consistent;
•in respect of current developments, expansions, planned capital expenditures, completion dates and capacity expectations: that third parties will provide any necessary support; that any third-party projects relating to Pembina's growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that there are no supply chain disruptions impacting Pembina's ability to obtain required equipment, materials or labour; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant facilities, and that there are no unforeseen material costs relating to the facilities which are not recoverable from customers;
•in respect of the stability of Pembina's dividends: prevailing commodity prices, margins and exchange rates; that Pembina's future results of operations will be consistent with past performance and management expectations in relation thereto; the continued availability of capital at attractive prices to fund future capital requirements relating to existing assets and projects, including but not limited to future capital expenditures relating to expansion, upgrades and maintenance shutdowns; the success of growth projects; future operating costs; that counterparties to agreements will continue to perform their obligations in a timely manner; that there are no unforeseen events preventing the performance of contracts; and that there are no unforeseen material construction or other costs related to current growth projects; current operations or the repayment or refinancing of existing debt as it becomes due;
•prevailing regulatory, tax and environmental laws and regulations and tax pool utilization;
•the amount of future liabilities relating to lawsuits and environmental incidents and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy);
•the satisfaction of the conditions to closing of the Alliance/Aux Sable Acquisition in a timely manner, including receipt of all necessary approvals; and
•that the Alliance/Aux Sable Acquisition will be completed on terms consistent with management's current expectations.
The actual results of Pembina could differ materially from those anticipated in these forward-looking statements as a result of the material risk factors set forth below:
•the regulatory environment and decisions and Indigenous and landowner consultation requirements;
•the impact of competitive entities and pricing;
•reliance on third parties to successfully operate and maintain certain assets;
•labour and material shortages;
•reliance on key relationships, joint venture partners, and agreements and the outcome of stakeholder engagement;
•the strength and operations of the oil and natural gas production industry and related commodity prices;
•non-performance or default by counterparties to agreements which Pembina or one or more of its subsidiaries has entered into in respect of its business;
•actions by joint venture partners or other partners which hold interests in certain of Pembina's assets;
•actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in royalty rates, changes in regulatory processes or increased environmental regulation;
•fluctuations in operating results;
•adverse general economic and market conditions, including potential recessions in Canada, North America and worldwide, resulting in changes, or prolonged weaknesses, as applicable, in interest rates, foreign currency exchange rates, inflation rates, commodity prices, supply/demand trends and overall industry activity levels;
•constraints on, or the unavailability of adequate infrastructure;
•the political environment in North America and elsewhere, and public opinion;
•ability to access various sources of debt and equity capital on acceptable terms;
•adverse changes in credit ratings;
•counterparty credit risk;
•technology and security risks, including cyber-security risks;
•natural catastrophes;
•the ability of Pembina and Enbridge to receive all necessary regulatory approvals and satisfy all other necessary conditions to closing of the Alliance/Aux Sable Acquisition on a timely basis or at all; and
•the other factors discussed under "Risk Factors" in Pembina's MD&A and AIF for the year ended December 31, 2023, which are available at www.sedarplus.ca, www.sec.gov and through Pembina's website at www.pembina.com.
These factors should not be construed as exhaustive. Unless required by law, Pembina does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Management approved the 2023 capital expenditure guidance contained herein as of the date of MD&A. The purpose of the 2023 capital expenditure guidance is to assist readers in understanding Pembina's expected future capital expenditures, and this information may not be appropriate for other purposes. Any forward-looking statements contained herein are expressly qualified by this cautionary statement.
Pembina Pipeline Corporation 2023 Annual Report 73

74 Pembina Pipeline Corporation 2023 Annual Report

MANAGEMENT'S REPORT
The audited consolidated financial statements of Pembina Pipeline Corporation (the "Company" or "Pembina") are the responsibility of Pembina's management. The financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, using management's best estimates and judgments, where appropriate.
Management is responsible for the reliability and integrity of the financial statements, the notes to the financial statements and other financial information contained in this report. In the preparation of these financial statements, estimates are sometimes necessary because a precise determination of certain assets and liabilities is dependent on future events. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements.
Management's Assessment of Internal Control over Financial Reporting
Management is responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal control over financial reporting, as defined in Rule 13a – 15(e) and 15(d) – 15(e) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act") and National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings.
Under the supervision and with the participation of the President and Chief Executive Officer ("CEO") and the Senior Vice President and Chief Financial Officer ("CFO"), management has conducted an evaluation of Pembina's internal control over financial reporting based on the framework set forth in Internal Control – Integrated Framework issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on management's assessment as at December 31, 2023, the CEO and CFO have concluded that Pembina's internal control over financial reporting is effective.
Due to its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of Pembina's financial statements would be prevented or detected. Further, the evaluation of the effectiveness of internal control over financial reporting was made as at a specific date, and continued effectiveness in future periods is subject to the risks that controls may become inadequate.
The Board of Directors of Pembina (the "Board") is responsible for ensuring management fulfills its responsibilities for financial reporting and internal control. The Board is assisted in exercising its responsibilities through the Audit Committee, which consists of five non-management directors. The Audit Committee meets periodically with management and the internal and external auditors to satisfy itself that management's responsibilities are properly discharged, to review the financial statements and to recommend approval of the financial statements to the Board.
KPMG LLP, the independent auditors, have audited Pembina's consolidated financial statements and the effectiveness of internal control over financial reporting as of December 31, 2023 in accordance with the standards of the Public Company Accounting Oversight Board (United States). The independent auditors have full and unrestricted access to the Audit Committee to discuss their audit and their related findings.
Changes in Internal Control over Financial Reporting
There has been no change in Pembina's internal control over financial reporting that occurred during the year ended December 31, 2023 that has materially affected, or are reasonably likely to materially affect, Pembina's internal control over financial reporting.

"J. Scott Burrows" J. Scott Burrows President and Chief Executive Officer	"Cameron J. Goldade" Cameron J. Goldade Senior Vice President and Chief Financial Officer
February 22, 2024
Pembina Pipeline Corporation 2023 Annual Report 75

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of Pembina Pipeline Corporation
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Pembina Pipeline Corporation and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of earnings and comprehensive income, changes in equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and its financial performance and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 22, 2024 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

76 Pembina Pipeline Corporation 2023 Annual Report

Evaluation of the recoverable amount of the Marketing & New Ventures operating segment
As discussed in Note 8 to the consolidated financial statements, the goodwill balance as of December 31, 2023 allocated to the Marketing & New Ventures operating segment was $1,439 million. For the purpose of the impairment test, goodwill has been allocated to the Company's operating segments which represents the group of cash generating units at which the goodwill is monitored for management purposes. As discussed in Note 3 to the consolidated financial statements, goodwill is assessed at each reporting date to determine whether there is any indicator of impairment. In addition, goodwill is tested for impairment annually, or more frequently, if an impairment indicator exists. The recoverable amounts were determined using a fair value less costs of disposal approach which is based on a discounted cash flow model.
We identified the evaluation of the recoverable amount of the Marketing & New Ventures operating segment as a critical audit matter. A high degree of subjective auditor judgment was required to evaluate the significant cash flow assumptions of forecasted commodity volumes, pricing and margins and the after-tax discount rate used in the discounted cash flow model. Changes to those assumptions could have had a significant impact on the determination of the recoverable amount of the Marketing & New Ventures operating segment.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the critical audit matter, including controls related to the determination of the forecasted commodity volumes, pricing and margins and the after-tax discount rate used in the calculation of the recoverable amount. We evaluated the Company's forecasted commodity pricing assumptions by comparing to publicly available forward price curves. We compared the Company's historical forecasted commodity volumes and margins to actual historical results to assess the Company's ability to accurately forecast. We evaluated the Company's forecasted commodity volumes and margins by comparing them to actual historical results. In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in:
•testing the recoverable amount for the operating segment using the operating segment's commodity volumes, pricing and margins and after-tax discount rate and comparing the result to the Company's calculated recoverable amount
•evaluating the after-tax discount rate used in the valuation for the operating segment by comparing the inputs against publicly available market data for comparable entities and assessing the resulting after-tax discount rate
•evaluating the historical and forecasted cash flow multiples implied in the valuation for the operating segment by comparing them against publicly available historical and forecasted cash flow multiples for comparable entities.
Pembina Pipeline Corporation 2023 Annual Report 77

Evaluation of the recoverable amount of the Facilities operating segment
As discussed in Note 8 to the consolidated financial statements, the goodwill balance as of December 31, 2023 allocated to the Facilities operating segment was $396 million. For the purpose of the impairment test, goodwill has been allocated to the Company's operating segments which represents the group of cash generating units at which the goodwill is monitored for management purposes. As discussed in Note 3 to the consolidated financial statements, goodwill is assessed at each reporting date to determine whether there is any indicator of impairment. In addition, goodwill is tested for impairment annually, or more frequently, if an impairment indicator exists. The recoverable amounts were determined using a fair value less costs of disposal approach which is based on a discounted cash flow model.
We identified the evaluation of the recoverable amount of the Facilities operating segment as a critical audit matter. A high degree of subjective auditor judgment was required to evaluate the significant cash flow assumptions of forecasted contracted volumes and rates and the after-tax discount rate used in the discounted cash flow model. Changes to those assumptions could have had a significant impact on the determination of the recoverable amount of the Facilities operating segment.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the critical audit matter, including controls related to the determination of the forecasted contracted volumes and rates and the after-tax discount rate used in the calculation of the recoverable amount. We compared the Company's historical forecasted contracted volumes and rates to actual historical results to assess the Company's ability to accurately forecast. We evaluated the Company's forecasted contracted volumes and rates by comparing them to actual historical results. In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in:
•testing the recoverable amount for the operating segment using the operating segment's forecasted volumes and rates and after-tax discount rate, and comparing the result to the Company's calculated recoverable amount
•evaluating the after-tax discount rate used in the valuation for the operating segment by comparing the inputs against publicly available market data for comparable entities and assessing the resulting after-tax discount rate
•evaluating the historical and forecasted cash flow multiples implied in the valuation for the operating segment by comparing them against publicly available historical and forecasted cash flow multiples for comparable entities.
Evaluation of the recoverable amount of Pembina Gas Infrastructure Inc.
As discussed in Note 9 to the consolidated financial statements, the Company's equity method investment in Pembina Gas Infrastructure Inc. (PGI) as of December 31, 2023 was $3,894 million. As discussed in Note 2, the Company records its share of the investee's profit or loss and comprehensive income, which includes any impairment losses recorded by PGI. As discussed in Note 9 to the consolidated financial statements, PGI is required to estimate the recoverable amount of its goodwill at least annually, or whenever PGI identifies an impairment indicator. PGI calculated the recoverable amount in its annual goodwill impairment test using a fair value less costs of disposal approach based on a discounted cash flow model. No impairment loss was recognized by PGI for the year ended December 31, 2023.
We identified the evaluation of the recoverable amount of PGI as a critical audit matter. A high degree of subjective auditor judgment was required to evaluate the forecasted cash flows over the remaining useful life of the assets, including the long-term growth rate, and after-tax discount rate assumptions used in the discounted cash flow model. Minor changes to those assumptions could have had a significant impact on the assessment of the recoverable amount of PGI and the share of profit recognized by the Company under the equity method of accounting.

78 Pembina Pipeline Corporation 2023 Annual Report

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the critical audit matter, including controls related to the determination of the forecasted cash flows over the remaining useful life of the assets, including long-term growth rate, and after-tax discount rate assumptions used in the calculation of the recoverable amount. We compared PGI's historical forecasted cash flows over the remaining useful life of the assets to actual historical results to assess PGI's ability to accurately forecast. We compared the long-term growth rate to the historical growth of PGI, historical inflation and publicly available forecasted inflation. We evaluated PGI's forecasted cash flows over the remaining useful life of the assets, including the long-term growth rate, by comparing to actual historical results. In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in:
•testing the recoverable amount for PGI using the investee's forecasted cash flows over the remaining useful life of the assets, including the long-term growth rate, and after-tax discount rate, and comparing the result to the investee's calculated recoverable amount
•evaluating the after-tax discount rate used in the valuation by comparing the inputs against publicly available market data for comparable entities and assessing the resulting after-tax discount rate
•evaluating the historical and forecasted cash flow multiples implied in the valuation by comparing them to publicly available historical and forecasted cash flow multiples for comparable entities.

Chartered Professional Accountants
We have served as the Company's auditor since 1997.
Calgary, Canada
February 22, 2024
Pembina Pipeline Corporation 2023 Annual Report 79

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of Pembina Pipeline Corporation
Opinion on Internal Control Over Financial Reporting
We have audited Pembina Pipeline Corporation's (and subsidiaries') (the Company) internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company has maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2023 and 2022, the related consolidated statements of earnings and comprehensive income, changes in equity, and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated February 22, 2024 expressed an unqualified opinion on those consolidated financial statements.
Basis for Opinion
The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting included in Management's Discussion and Analysis. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
80 Pembina Pipeline Corporation 2023 Annual Report

Definition and Limitations of Internal Control Over Financial Reporting
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Chartered Professional Accountants
Calgary, Canada
February 22, 2024
Pembina Pipeline Corporation 2023 Annual Report 81

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at December 31 ($ millions)	2023	2022
Assets Current assets
Cash and cash equivalents	137	94
Trade receivables and other (Note 5)	852	912
Subscription receipts (Note 15)	1,256	—
Inventory (Note 6)	333	269
Derivative financial instruments (Note 23)	55	87
	2,633	1,362
Non-current assets
Property, plant and equipment (Note 7)	15,798	15,518
Intangible assets and goodwill (Note 8)	6,065	6,131
Investments in equity accounted investees (Note 9)	6,987	7,382
Right-of-use assets (Note 12)	523	518
Finance lease receivables (Note 12)	230	219
Deferred tax assets (Note 10)	285	261
Derivative financial instruments (Note 23)	25	42
Other assets	72	54
	29,985	30,125
Total assets	32,618	31,487
Liabilities and equity Current liabilities
Trade payables and other (Note 11)	1,136	1,266
Loans and borrowings (Note 13)	650	600
Lease liabilities	77	79
Subscription receipts (Note 15)	1,281	—
Contract liabilities (Note 18)	33	56
Income tax payable (Note 10)	18	—
Derivative financial instruments (Note 23)	26	57
	3,221	2,058
Non-current liabilities
Loans and borrowings (Note 13)	9,253	9,405
Subordinated hybrid notes (Note 13)	596	595
Lease liabilities	567	596
Decommissioning provision (Note 14)	336	259
Contract liabilities (Note 18)	126	138
Deferred tax liabilities (Note 10)	2,623	2,507
Other liabilities	83	140
	13,584	13,640
Total liabilities	16,805	15,698
Equity
Attributable to shareholders	15,813	15,729
Attributable to non-controlling interest	—	60
Total equity	15,813	15,789
Total liabilities and equity	32,618	31,487
See accompanying notes to the audited consolidated financial statements

Approved on behalf of the Board of Directors:

"Maureen E. Howe" Maureen E. Howe Director	"Henry W. Skyes" Henry W. Skyes Director
82 Pembina Pipeline Corporation 2023 Annual Report

CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME

For the years ended December 31
($ millions, except per share amounts)	2023	2022
Revenue (Note 18)	9,125	11,611
Cost of sales (Note 4)	6,580	8,877
Loss (gain) on commodity-related derivative financial instruments	21	(28)
Share of profit from equity accounted investees (Note 9)	316	361
Gross profit	2,840	3,123
General and administrative	422	399
Other (income) expense	(6)	129
Gain on Pembina Gas Infrastructure Transaction	—	(1,110)
Impairment reversal (Note 7)	(231)	—
Results from operating activities	2,655	3,705
Net finance costs (Note 19)	466	486
Earnings before income tax	2,189	3,219
Current tax expense (Note 10)	325	227
Deferred tax expense (Note 10)	88	21
Income tax expense (Note 10)	413	248
Earnings	1,776	2,971
Other comprehensive (loss) income, net of tax (Note 22)
Exchange (loss) gain on translation of foreign operations	(106)	295
Impact of hedging activities	(3)	3
Re-measurement of defined benefit asset or liability (Note 20)	(11)	15
Other comprehensive (loss) income, net of tax	(120)	313
Total comprehensive income attributable to shareholders	1,656	3,284
Earnings attributable to common shareholders, net of preferred share dividends (Note 17)	1,648	2,842
Earnings per common share – basic (dollars) (Note 17)	3.00	5.14
Earnings per common share – diluted (dollars) (Note 17)	2.99	5.12
Weighted average number of common shares (millions)
Basic	550	553
Diluted	551	554
See accompanying notes to the audited consolidated financial statements
Pembina Pipeline Corporation 2023 Annual Report 83

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to Shareholders of the Company						Total Equity
($ millions)	Common Share Capital	Preferred Share Capital	Deficit	AOCI(1)	Total	Non-Controlling Interest
December 31, 2022	15,793	2,208	(2,613)	341	15,729	60	15,789
Total comprehensive income (loss)
Earnings	—	—	1,776	—	1,776	—	1,776
Other comprehensive loss (Note 22)	—	—	—	(120)	(120)	—	(120)
Total comprehensive income (loss)	—	—	1,776	(120)	1,656	—	1,656
Transactions with shareholders of the Company (Note 16)
Part VI.1 tax on preferred shares	—	(9)	—	—	(9)	—	(9)
Repurchase of common shares	(34)	—	(16)	—	(50)	—	(50)
Share-based payment transactions	6	—	—	—	6	—	6
Dividends declared – common	—	—	(1,459)	—	(1,459)	—	(1,459)
Dividends declared – preferred	—	—	(120)	—	(120)	—	(120)
Derecognition of non-controlling interest(2)	—	—	60	—	60	(60)	—
Total transactions with shareholders of the Company	(28)	(9)	(1,535)	—	(1,572)	(60)	(1,632)
December 31, 2023	15,765	2,199	(2,372)	221	15,813	—	15,813

December 31, 2021	15,678	2,517	(3,920)	28	14,303	60	14,363
Total comprehensive income
Earnings	—	—	2,971	—	2,971	—	2,971
Other comprehensive income	—	—	—	313	313	—	313
Total comprehensive income	—	—	2,971	313	3,284	—	3,284
Transactions with shareholders of the Company (Note 16)
Part VI.1 tax on preferred shares	—	(9)	—	—	(9)	—	(9)
Repurchase of common shares	(204)	—	(129)	—	(333)	—	(333)
Preferred shares redemption	—	(300)	—	—	(300)	—	(300)
Share-based payment transactions	319	—	—	—	319	—	319
Dividends declared – common	—	—	(1,409)	—	(1,409)	—	(1,409)
Dividends declared – preferred	—	—	(126)	—	(126)	—	(126)
Total transactions with shareholders of the Company	115	(309)	(1,664)	—	(1,858)	—	(1,858)
December 31, 2022	15,793	2,208	(2,613)	341	15,729	60	15,789
(1)    Accumulated Other Comprehensive Income ("AOCI").
(2)    In the fourth quarter of 2023, Williams Partners Operating, LLC provided notice to Pacific Gas Pipeline, LLC of its intent to withdraw from the Limited Partnership, effective
December 31, 2023. As a result, the balance originally recognized in non-controlling interest was reclassified to owner's equity.
See accompanying notes to the audited consolidated financial statements
84 Pembina Pipeline Corporation 2023 Annual Report

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31
($ millions)	2023	2022
Cash provided by (used in)
Operating activities
Earnings	1,776	2,971
Adjustments for items not involving cash:
Share of profit from equity accounted investees (Note 9)	(316)	(361)
Depreciation and amortization	663	683
Impairment reversal (Note 7)	(231)	—
Gain on Pembina Gas Infrastructure Transaction	—	(1,110)
Unrealized loss (gain) on commodity-related derivative financial instruments (Note 23)	32	(133)
Net finance costs (Note 19)	466	486
Share-based compensation expense (Note 21)	72	126
Income tax expense (Note 10)	413	248
(Gain) loss on asset disposal	(20)	9
Cash items paid or received:
Distributions from equity accounted investees (Note 9)	819	673
Net interest paid (Note 19)	(447)	(447)
Share-based compensation payment	(77)	(45)
Taxes paid	(236)	(334)
Change in non-cash operating working capital	(210)	177
Net change in contract liabilities (Note 18)	(33)	—
Other	(36)	(14)
Cash flow from operating activities	2,635	2,929
Financing activities
Net increase in bank borrowings (Note 13)	14	339
Proceeds from issuance of long-term debt, net of issue costs (Note 13)	490	—
Repayment of long-term debt	(600)	(1,000)
Repayment of lease liability	(76)	(85)
Exercise of stock options	1	310
Repurchase of common shares (Note 16)	(50)	(333)
Redemption of preferred shares (Note 16)	—	(300)
Common share dividends paid (Note 16)	(1,459)	(1,525)
Preferred share dividends paid (Note 16)	(120)	(126)
Cash flow used in financing activities	(1,800)	(2,720)
Investing activities
Capital expenditures	(606)	(605)
Contributions to equity accounted investees (Note 9)	(265)	(95)
Net proceeds from disposition	—	609
Proceeds from sale of assets	17	31
Receipt of finance lease payments	13	13
Interest paid during construction (Note 19)	(15)	(21)
Long-term loan receivable on asset	(30)	—
Return of capital from equity accounted investees	61	—
Changes in non-cash investing working capital and other	36	(86)
Cash flow used in investing activities	(789)	(154)
Change in cash and cash equivalents	46	55
Effect of movement in exchange rates on cash held	(2)	9
Cash and cash equivalents, beginning of period	107	43
Cash and cash equivalents, end of period	151	107
Long-term restricted cash included in other assets (Note 14)	14	13
Short-term cash and cash equivalents, end of period	137	94
See accompanying notes to the audited consolidated financial statements
Pembina Pipeline Corporation 2023 Annual Report 85

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1. REPORTING ENTITY
Pembina Pipeline Corporation ("Pembina" or the "Company") is a Calgary-based, leading transportation and midstream service provider serving North America's energy industry. The audited consolidated financial statements ("Consolidated Financial Statements") include the accounts of Pembina, its subsidiary companies, partnerships and any investments in associates and joint arrangements as at and for the year ended December 31, 2023.
Pembina owns an integrated network of hydrocarbon liquids and natural gas pipelines, gas gathering and processing facilities, oil and natural gas liquids infrastructure and logistics services, and an export terminals business. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector.
2. BASIS OF PREPARATION
The Consolidated Financial Statements are presented in Canadian dollars, Pembina's functional currency, with all values presented in millions, unless otherwise indicated.
The Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The material accounting policies applied in preparation of the Consolidated Financial Statements are set out below in Note 3 and have been applied consistently to all periods presented.
The Consolidated Financial Statements were authorized for issue by Pembina's Board of Directors on February 22, 2024.
a. Basis of Measurement
The Consolidated Financial Statements have been prepared on a historical cost basis with some exceptions, as detailed in the accounting policies set out below.
b. Basis of Consolidation
These Consolidated Financial Statements include the results of the Company and its subsidiaries together with its interests in joint arrangements.
i) Subsidiaries
Subsidiaries are entities, including unincorporated entities such as partnerships, controlled by Pembina. The financial results of subsidiaries are included in the Consolidated Financial Statements from the date that control commences until the date when control ceases. Balances and transactions, including any revenue and expenses, with or between subsidiaries have been eliminated in preparing the Consolidated Financial Statements.
When there is a loss of control of a subsidiary, the Company derecognizes the assets and liabilities of the subsidiary and other components of equity. However, there is an accounting policy choice to recognize the entirety of any resulting gain or loss in earnings on loss of control or to recognize the gain or loss only to the extent of the unrelated investor's interest in the joint venture. Pembina has elected to recognize the full gain in its entirety. As a result, any interest retained in the former subsidiary is measured at fair value when control is lost.
Pembina's non-controlling interest, which related to the Company's Jordan Cove project, was initially recognized at fair value on the acquisition date. The non-controlling interest was derecognized in 2023 when the related equity interest had expired. The derecognition resulted in a re-classification from non-controlling interest to equity attributable to shareholders.
86 Pembina Pipeline Corporation 2023 Annual Report

ii) Joint Arrangements
Joint arrangements represent arrangements where Pembina has joint control established by a contractual agreement. Joint arrangements give rise to either joint operations or joint ventures. The determination of joint control requires significant judgment about each party's substantive rights, exposure to variability of returns, and the power necessary for the party to affect its respective returns. Joint control exists when decisions about the relevant activities require the unanimous consent of the parties that control the arrangement collectively. Ownership percentage alone may not be a determinant of joint control.
Joint Operations
Pembina recognizes its direct right to the assets, liabilities, revenues and expenses of joint operations and its share of any jointly held or incurred assets, liabilities, revenues and expenses from the date that joint control commences until the date that joint control ceases.
Joint Ventures and the Equity Method
Joint ventures are accounted for using the equity method of accounting. The acquisition of interests in a joint venture that is a business are measured and recorded using the acquisition method. Other acquisitions of interests in a joint venture are measured and recorded at cost. Joint ventures are adjusted thereafter for any change in the Company's share of the investees' net assets.
Pembina's acquired interest in the joint venture, Pembina Gas Infrastructure Inc. ("PGI"), involved the use of the acquisition method, which required significant estimates to determine the fair values of the consideration exchanged, the newly acquired interest, and the respective assets and liabilities of the investee. Assumptions and estimates of future cash flows, contract renewal rates, and discount rates were made in applying the acquisition method.
Pembina's Consolidated Financial Statements include its share of the equity accounted investees' profit or loss and comprehensive income until the date that joint control ceases. When Pembina's share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil, and the recognition of further losses is discontinued except to the extent that Pembina has an obligation or has made payments on behalf of the investee. Distributions from and contributions to investments in equity accounted investees are recognized when received or paid.
Unrealized gains arising from transactions with joint ventures are eliminated against the investment to the extent of Pembina's interest in the investee. However, unrealized gains that arise in a circumstance where the Company has contributed a business to a joint venture are fully recognized. Losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.
iii) Foreign Currency
For each subsidiary and joint venture, Pembina determines the entity's respective functional currency. The assets and liabilities of these entities, whose functional currencies are other than Canadian dollars, are translated into Canadian dollars at the foreign exchange rate as at the reporting date, while revenues and expenses are translated using average monthly foreign exchange rates. Foreign exchange differences arising on translation of these entities are included in exchange gain (loss) on translation of foreign operations in other comprehensive income. Judgments are required concerning the entity's economic environment in which it operates and the nature of the cash flows that materialize, with consideration given to the currency that influences sales prices, financing activities, the country whose competitive forces and regulatory environment has the most influence, and the currency that most significantly impacts operating costs and economics.
Pembina Pipeline Corporation 2023 Annual Report 87

c. Use of Estimates and Judgments
The preparation of the Consolidated Financial Statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that are based on facts and circumstances as at the date of the Consolidated Financial Statements, which could affect the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.
Judgments, estimates, and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Information about estimates and judgments made in applying accounting policies that have the most significant effects on the amounts recognized in the financial statements is included in the following notes:
Judgments
•Note 2(b)(ii): Assessment of joint control for joint arrangements;
•Note 3(f)(ii): The determination of cash generating units ("CGUs") in the assessment of non-financial asset impairments; and,
•Note 3(i): Identification of performance obligations in revenue arrangements.
Estimates
•Note 2(b)(ii): Fair value of an acquired interest in the PGI joint venture;
•Note 3(f)(ii): Recoverability of non-financial assets;
•Note 3(j): Provision for income taxes; and,
•Note 23: Fair value of Level 3 derivative instruments.
3. MATERIAL ACCOUNTING POLICIES
a. Inventories
Inventories are measured at the lower of cost and net realizable value and consist primarily of crude oil, natural gas liquids ("NGL") and spare parts that are expected to be used within one year of the financial reporting date. The cost of inventories is determined using the weighted average costing method and includes direct purchase costs and when applicable, costs of production, extraction, fractionation, and transportation. All changes in the measurement of inventories are reflected in earnings.
b. Financial Instruments
Financial assets and liabilities are offset and the net amount presented in the consolidated statement of financial position when, and only when, Pembina has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.
i) Non-Derivative Financial Assets
Pembina initially recognizes trade receivables, loan receivables, advances to related parties and cash deposits on the date that they are originated. All other financial assets are recognized on the trade date at which Pembina becomes a party to the contractual provisions of the instrument.
Pembina derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows and the related risks and rewards of ownership in a transaction with a third party. Any remaining interest of a transferred financial asset is recognized as a separate asset or liability. On derecognition, the difference between the carrying amount and the consideration received is recognized in earnings.
88 Pembina Pipeline Corporation 2023 Annual Report

Pembina classifies non-derivative financial assets into the following categories:
Financial Assets at Amortized Cost
A financial asset is classified in this category if the asset is held within a business model whose objective is to collect contractual cash flows on specified dates that are solely payments of principal and interest. At initial recognition, financial assets at amortized cost are recognized at fair value plus directly attributable transaction costs. After initial recognition, these financial assets are recorded at amortized cost using the effective interest method less any expected credit losses and impairment loss allowances. Pembina's non-derivative financial assets measured at amortized cost include cash and cash equivalents, trade receivables and other, and other assets.
Financial Assets at Fair Value Through Other Comprehensive Income
A financial asset is classified in this category if the asset is held within a business model whose objective is met by both collecting contractual cash flows and selling financial assets.
ii) Non-Derivative Financial Liabilities
Pembina's non-derivative financial liabilities are comprised of trade payables and other, dividends payable, loans and borrowings, and other liabilities.
Pembina initially recognizes non-derivative financial liabilities at fair value less any directly attributable transaction costs, on the trade date at which Pembina becomes a party to the contractual provisions of the instrument. After initial recognition these financial liabilities are measured at amortized cost using the effective interest method.
Pembina derecognizes a financial liability when its contractual obligations are discharged, cancelled or expire. On derecognition, the difference between the carrying value of the liability and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in earnings.
Pembina records a modification or exchange of an existing liability as a derecognition of the original financial liability if the terms are substantially different, assessing both qualitative and quantitative factors.
If the expected cashflows of an existing non-derivative liability are modified but the modification is not treated as a derecognition, Pembina adjusts the gross carrying amount of the liability to the present value of the estimated contractual cash flows using the instrument's original effective interest rate, with the difference recorded in earnings. However, if contractual cashflows include variable market interest payments, such as Pembina's revolving credit facilities, the effective interest rate on the instrument is revised at the same time as the revision to the estimated cashflows resulting in no change to the carrying value of the financial liability.
iii) Common Share Capital
Common shares and share options arising from share-based payment transactions are classified as equity. When the company repurchases its own common shares, share capital is reduced by the average carrying value of the shares repurchased. The excess of the purchase price over the average carrying value is recognized as an increase in deficit. Shares are cancelled upon repurchase.
iv) Preferred Share Capital
Preferred shares are classified as equity because they bear discretionary dividends and do not contain any obligations to deliver cash or other financial assets.
v) Derivative and Hedge Accounting
Physical and financial contracts with third parties, which meet the definition of a derivative instrument, are recorded at fair value, unless the Company has (a) elected to apply the "own use" (or "normal purchase normal sale") scope exemption, or (b) the derivative instrument has formally been designated as a hedging instrument.
Pembina Pipeline Corporation 2023 Annual Report 89

To assess whether the own-use scope exemption is appropriate, Pembina uses judgment to evaluate whether (a) the transaction is reasonable in relation to the business needs; and (b) the business has the intent to deliver or take delivery of the underlying item or commodity. Application of the own use scope exemption is reviewed each reporting period to assess whether the qualifying factors continue to be met. Pembina accounts for all contracts that give rise to derivative instruments that are settled by physical delivery of the underlying commodity as revenue from contracts with customers.
Derivative instruments that arise from financial contracts do not qualify for the own use scope exemption as such transactions do not result in physical settlement or delivery of the underlying item or commodity. Rather, these arrangements form part of Pembina’s risk management strategy, whereby derivative instruments are used to assist in managing exposure to commodity prices, interest rates, and foreign exchange rates.
Derivative instruments executed for such risk management purposes may be designated as hedging instruments. At the inception and formal designation of the hedge relationship, Pembina documents the following: The relationship between the hedging instrument and hedged item; the related risk management strategy and objectives; the nature of the risk being hedged; and, how the Company will assess whether the hedging relationship meets the hedge effectiveness requirements on an ongoing basis. Hedge accounting is discontinued prospectively when the hedging relationship no longer qualifies for hedge accounting, or the hedging instrument is sold or terminated.
All derivative instruments that have been formally designated as hedging instruments are accounted for and classified as either: (a) cash flow hedges; or (b) net investment hedges. For both classifications, the effective portion of gains or losses is recognized and accumulated in 'other comprehensive income' ("OCI"), while any ineffective portion is recognized immediately in earnings. For Pembina's current cash flow hedges, the amount accumulated in OCI is reclassified into earnings when the hedged forecasted transaction occurs. For net investment hedges, the amount accumulated in OCI is reclassified to earnings on disposal of the foreign operation.
Embedded derivatives in other financial instruments or contracts (host instruments) are recorded separately if the following criteria are met: (a) The economic characteristics and risks are not closely related to the host; (b) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and, (c) the host instrument is not measured at fair value through profit or loss. The embedded derivative can be formally designated as a hedging instrument or recorded at fair value, with changes in fair value recorded in earnings.
c. Property, Plant and Equipment
Items of property, plant and equipment are measured initially at cost, or at fair value if acquired as part of a business combination or has been transferred from a customer. Such a fair value is determined using either (a) comparable and observable market values when available, (b) an income approach, or (c) the depreciated replacement cost valuation method.
Depreciation is measured on a straight line or declining balance basis over the useful life of the asset, commencing when an asset is placed into service, and is included in cost of sales and general and administrative expense. Estimated useful lives are based on management's assumptions, such as, an asset's economic life and physical life, which can include the relevant commodity reserves in a particular production area that the asset serves. Assets are also assessed to determine whether they may have significant components with different useful lives. Estimated useful lives and depreciation methods are reviewed annually and are subject to revision based on new or additional information. Pembina has assessed the residual values of depreciable assets to be insignificant.
d. Intangible Assets and Goodwill
Intangible assets that are acquired individually are initially measured at cost or measured at fair value if acquired as part of a business combination.
Intangible assets other than goodwill are amortized straight-line over their estimated remaining useful life, based on their remaining carrying value. Amortization expense is included in cost of sales and general and administrative expense.
90 Pembina Pipeline Corporation 2023 Annual Report

Amortization methods, useful lives and residual values are reviewed annually and adjusted if appropriate. Goodwill is not amortized.
Other intangible assets include purchase and sales contracts, customer relationships and certain software costs.
e. Leases
A specific asset is the subject of a lease if a contract conveys the right to control the use of that identified asset for a period of time in exchange for consideration. This determination is made at inception of a contract, on the acquisition date if acquired as part of a business combination, or when the terms and conditions of the contract are amended.
At inception or on reassessment of a contract that contains a lease component, Pembina allocates contract consideration to the lease and non-lease components based on the components' relative stand-alone prices. The consideration allocated to the lease components is recognized in accordance with the policies for lessee and lessor leases, as described below. The consideration allocated to non-lease components is recognized in accordance with its nature.
i) Lessee
The lease liability is initially measured at the present value of the lease payments, discounted using the rate Pembina would be required to pay to borrow over a similar term with a similar security to obtain an asset of a similar value to the right-of-use asset, or using the interest rate implicit in the lease if readily determinable. Lease payments used in the calculation of the lease liability exclude variable payments unless those payments are in-substance fixed. Lease payments in an optional renewal period are included in the lease liability if Pembina is reasonably certain to exercise such an option. Management applies its best estimate with respect to the likelihood of exercising renewal, extension and termination options in determining the lease term. The lease liability is subsequently increased by interest expense and decreased by lease payments made.
The lease liability is remeasured when there is a change in future lease payments arising from a previously-variable payment becoming in-substance fixed, or a change in the assessment of whether a purchase option, extension option or termination option is reasonably certain to be exercised. A corresponding adjustment is made to the right-of-use asset when a liability is remeasured, or the adjustment is recorded in earnings if the right-of-use asset has been reduced to zero.
Right-of-use assets are initially recognized at cost then subsequently depreciated over the lease term on a straight-line basis and adjusted for any lease liability remeasurements. The right-of-use assets are included in the respective CGUs for the purposes of impairment testing.
Pembina has elected to apply the recognition exemptions for short-term and low value leases. Pembina recognizes lease payments associated with these leases as an expense on a straight-line basis over the lease term.
ii) Lessor
Lessor leases are classified as either operating leases or finance leases according to the substance of the contract at contract inception. Leases transferring substantially all of the risks incidental to asset ownership are classified as finance leases, while all other leases are classified as operating leases. Subleases are classified as either operating or finance leases in reference to the right-of-use asset arising from the head lease.
Finance lease receivables acquired in a business combination are initially recognized at an amount equal to the fair value of the underlying leased assets. Finance lease receivables outside of a business combination are initially measured at the net present value of the future lease payments and the unguaranteed residual values of the underlying assets, discounted using the interest rate implicit in the lease.
Finance lease income is subsequently recognized using the interest rate implicit in the lease. Operational finance lease income generated from physical assets in the normal course of operations is recorded as a component of revenue.
Pembina Pipeline Corporation 2023 Annual Report 91

Lease payments received for finance leases include both the finance income and a principal repayment of the finance lease receivable. Payments related to the principal repayment are not recognized in earnings and are classified as investing cashflows in the Consolidated Statements of Cash Flows.
Lease payments from operating leases are recognized in revenue on either a straight-line basis or a systematic basis representative of the pattern of economic benefit transfer and are fully recognized in earnings and operating cash flows in the Consolidated Statements of Cash Flows.
f. Impairment
i) Non-Derivative Financial Assets
Impairment of financial assets carried at amortized cost is assessed using the lifetime expected credit loss of the financial asset at initial recognition and throughout the life of the financial asset. However, if credit risk has not increased significantly since initial recognition, impairment is assessed at the 12-month expected credit loss of the financial asset at the reporting date.
Impairment losses are recognized in earnings and reflected as a reduction in the related financial asset.
ii) Non-Financial Assets
Non-financial assets, other than inventory, assets arising from employee benefits, and deferred tax assets, are assessed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated.
Goodwill is assessed at each reporting date to determine whether there is any indication of impairment. In addition, goodwill is tested for impairment annually, or more frequently, if an impairment indicator exists.
For the purpose of impairment testing, assets that cannot be tested individually are grouped together into CGUs. CGUs are the smallest group of assets that generate cash inflows from the continued use of the related assets, and are largely independent from other assets. CGUs may incorporate integrated assets from multiple operating segments, which reflects the lowest level at which goodwill is monitored for management purposes. Goodwill acquired in a business combination is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination. In determining CGUs, significant management judgment is required to assess what constitutes independent cash flows. When an impairment test is performed, the carrying value of a CGU or group of CGUs is compared to its recoverable amount. As such, the asset composition of a CGU or group of CGUs directly impacts both the carrying value and recoverability of the assets included therein.
An impairment loss is recognized if the carrying amount of an asset, CGU or group of CGUs exceeds its estimated recoverable amount. The estimated recoverable amount is determined as the higher of value in use and fair value less costs of disposal, by using either the income (cash flow) approach or comparable market transactions, if available. When using the income approach, management is required to make significant estimates and assumptions concerning future cash flows, which are impacted by energy transition considerations, access to global markets, and business contracting assumptions. In addition, when determining the appropriate discount rate, management is required to make assumptions concerning the current industry and economic environment, as well as asset and cash-flow specific risk premiums.
These estimates and assumptions are susceptible to change and may differ from actual future developments. This estimation uncertainty could impact quantified recoverable amounts; and therefore, any related impairment charges, which may be material.
Impairment losses are recognized in earnings. Impairment losses recognized in respect of a CGU (group of CGUs) are allocated first to reduce the carrying amount of any goodwill allocated to the CGU (group of CGUs), and then to reduce the carrying amounts of the other assets in the CGU (group of CGUs) on a pro rata basis.
92 Pembina Pipeline Corporation 2023 Annual Report

For non-financial assets, excluding goodwill, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. An impairment reversal is recognized in earnings under impairment (reversal) expense. An impairment loss in respect of goodwill is not reversed.
Goodwill that forms part of the carrying amount of an investment in an equity accounted investee is not recognized separately; and therefore, is not tested for impairment separately. Rather, the investment, including its respective goodwill, is tested for impairment as a single asset when there is objective evidence it may be impaired as a result of one or more events having occurred that could negatively impact the estimated future cash flows from the investment. If the investment does not generate cash flows that are largely independent of those from other Pembina assets, its carrying value is added to a CGU to which the investment relates.
g. Employee Benefits
i) Defined Benefit Pension Plans
Pembina's net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods, discounted to determine its present value, less the fair value of any plan assets. The discount rate used to determine the present value is established by referencing market yields on high-quality corporate bonds on the measurement date with cash flows that match the timing and amount of expected benefits.
The calculation of the defined benefit obligation is performed each reporting period; however, the calculation of the actuarial funding valuation is performed, at a minimum, every three years by a qualified actuary using the actuarial cost method. The actuarial valuation is prepared using management's best estimates with respect to longevity, discount and inflation rates, compensation increases, market returns on plan assets, retirement and termination rates. When the calculation results in a benefit to Pembina, the recognized asset is limited to the present value of economic benefits available in the form of future expenses payable from the plan, any future refunds from the plan or reductions in future contributions to the plan.
Pembina recognizes all actuarial gains and losses arising from defined benefit plans in other comprehensive income and expenses related to defined benefit plans in earnings.
ii) Share-Based Payment Transactions
For equity settled share-based payment plans ("options"), the fair value of the share-based payment at grant date is recognized as an expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that meet the related service conditions at the vesting date.
The fair value of options are measured using the Black-Scholes formula on grant date. Measurement inputs include share price on measurement date, exercise price of the option, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the option (based on historical experience and general option holder behavior), expected dividends, expected forfeitures and the risk-free interest rate (based on government bonds). Service and performance conditions attached to the transactions are not taken into account in determining fair value. The fair value of the long-term share unit award incentive plan and associated distribution units are measured based on the volume-weighted average price of Pembina's shares for the 20 days ending of the relevant financial year.
Pembina Pipeline Corporation 2023 Annual Report 93

For cash settled share-based payment plans, the fair value of the amount payable to employees is recognized as an expense with a corresponding increase in liabilities, over the period that the employees unconditionally become entitled to payment. The liability is remeasured at each reporting date and at settlement date. The fair value is determined by using a model that takes into account the extent to which the employees have rendered services or performance conditions to date, share price volatility assumptions, and other market conditions which may impact the number of awards expected to be earned and vest. Any changes in the fair value of the liability are recognized as an expense in earnings.
h. Provisions
A provision is recognized if, as a result of a past event, Pembina has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic resources will be required to settle the obligation. With regards to these potential obligations, Pembina considers environmental laws, regulations and interpretations by regulatory authorities in determining expected cash flows.
Provisions are measured at each reporting date based on the best estimate of the settlement amount. Where the effect of the time value of money is material, provisions are discounted at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount rate is recognized as accretion in finance costs.
i) Decommissioning Provision
Pembina's activities give rise to certain dismantling, decommissioning, environmental reclamation, and remediation obligations at the end of an asset's economic life. Decommissioning costs are recognized as part of the cost of the relevant asset. The unwinding of the discount is expensed as incurred and recognized in net finance costs. To measure the decommissioning provision, estimated future expected cash flows, including assumptions concerning inflation and anticipated changes in environmental laws and regulations, are discounted using a credit-adjusted risk-free rate. Changes in the estimated future expected cash flows used in measuring the decommissioning provision are added to or deducted from the cost of the respective asset to which the decommissioning provision relates.
i. Revenue
Pembina recognizes revenue equal to the consideration the Company expects to be entitled to for satisfying a performance obligation to transfer control over a good or service to a customer. Certain contracts may arise that require Pembina to apply significant judgment when identifying the contract's performance obligations. In addition, management may be required to apply judgment when determining whether each promised good or service constitutes a distinct and separable performance obligation.
Performance obligations in Pembina's contracts with customers include:
•promises to perform transportation, gas processing, fractionation, terminalling, and storage services over a specified contractual term and/or for a specified volume of commodities; and
•promises to sell a specified volume of commodities.
Contracts may result in Pembina taking control of a product prior to or subsequent to delivering the promised good or service. In contrast, contracts may also result in Pembina never taking control of the related product. Control assessments give consideration to which party has the contractual and practical rights to direct the use of and obtain substantially all of the future economic benefits of the product.
94 Pembina Pipeline Corporation 2023 Annual Report

If Pembina obtains control of a product only after providing a related service, Pembina is acting as a principal; and therefore, recognizes gross service revenue. However, if Pembina obtains control of the product before a related service, Pembina is concluded to not be providing a service to the counterparty; and therefore, the associated service fees are treated as a reduction in the product purchase cost. If Pembina never obtains control of a product relating to a promised service, Pembina is concluded to be acting as an agent; and therefore, the related purchase costs are presented net against the associated revenues.
For contracts where control of commodities transfers to Pembina before services are performed, Pembina generally has no performance obligation for the services, and accordingly, the arrangement is not considered revenue-generating. Correspondingly, all contractually stated fees that are deducted from the payments to counterparties or other suppliers for commodities purchased are reflected as a reduction in the cost of such commodity purchases.
Pembina disaggregates its revenue streams into three categories based on the nature of the revenue generating activity and the certainty of the associated cashflows to be received from the customer. Information about the nature of the services provided, consideration received, and timing of the satisfaction of performance obligations for each category is discussed below.
i) Take-or-Pay
Pembina provides transportation, gas processing, fractionation, terminalling, and storage services under take-or-pay contracts. In a take-or-pay contract, Pembina is entitled to a minimum fee for the firm service promised to a customer over the contract period, regardless of actual volumes transported, processed, terminalled, or stored. This minimum fee is either a set fee for an annual minimum volume or an annual minimum revenue requirement. In addition, the minimum fee may include variable consideration for operating or capital costs incurred by Pembina that are recovered from the customer. Estimating the variable consideration to be recognized involves judgment, particularly in assessing the risk of a significant revenue reversal that could occur. For contracts where management has identified multiple performance obligations, management estimates the stand-alone selling price of each performance obligation taking into consideration the location and volume of goods and services being provided, the market environment, and customer specific considerations.
Pembina satisfies its performance obligations and recognizes revenue for services under take-or-pay commitments when volumes are transported, processed, terminalled, stored, or capacity utilized. Make-up rights may arise when a customer does not fulfill their minimum volume commitment in a certain period but is allowed to use the delivery of past or future volumes to meet this commitment. These make-up rights are subject to expiry and have varying conditions associated with them. When contract terms allow a customer to exercise their make-up rights using firm volume commitments, revenue is not recognized until these make-up rights are used, expire, or management determines that breakage has occurred. If Pembina bills a customer for unused service in an earlier period and the customer utilizes available make-up rights, Pembina records a refund liability for the amount to be returned to the customer through an annual adjustment process. For contracts where no make-up rights exist, revenue is recognized to take-or-pay levels once Pembina has an enforceable right to payment for the take-or-pay volumes. Make-up rights generally expire within a contract year and substantially all of the related contract years follow the calendar year.
As a result of deferring revenue related to customer underutilization until the earlier of when the customer uses the volumes or the customers' make-up rights expire, a portion of cashflows received from the customer in early quarters of the year are deferred and not recognized in revenue until later quarters, although there is no impact on cash flows received from the customers.
When up-front payments or non-cash consideration is received in exchange for future services to be performed, revenue is deferred as a contract liability and recognized over the period the performance obligation is expected to be satisfied. Non- cash consideration is measured at the fair value when received.
Pembina Pipeline Corporation 2023 Annual Report 95

ii) Fee-for-Service
Fee-for-service revenue includes firm contracted revenue that is not subject to take-or-pay commitments and interruptible service. Pembina satisfies its performance obligations for transportation, gas processing, fractionation, terminalling, and storage as volumes of product are transported, processed, fractionated, terminalled, or stored. Revenue is based on a contracted fee and consideration is variable with respect to volumes. Payment is generally due in the month following Pembina's provision of service and revenue is recognized as its performance obligation is satisfied.
iii) Product Sales
Pembina's performance obligation in a product sale is to transfer control of a distinct product or products to the customer. Pembina satisfies its performance obligation on product sales and recognizes the associated revenue when the customer obtains control of the product, which may differ from when legal title or physical custody transfers. The determination of control requires judgments in determining who has the rights to direct the use of and obtain substantially all of the remaining economic benefits from the specified product. Such judgments give consideration to the specific nature and purpose of the product in relation to Pembina's operations and business model, the location and point of sale, and what purpose the product serves for the customer.
j. Income Tax
Income tax expense comprises current and deferred tax. Current and deferred taxes are recognized in earnings except to the extent that they relate to a business combination, or items that are recognized directly in equity or in other comprehensive income.
Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for:
•Temporary differences relating to investments in subsidiaries and joint arrangements to the extent that it is probable that they will not reverse in the foreseeable future; and,
•Taxable temporary differences arising on the initial recognition of goodwill.
The measurement of deferred tax reflects the tax consequences that would follow the manner in which Pembina expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.
Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.
Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset, and they relate to income taxes levied by the same taxation authority on either: i) the same taxable entity; or ii) different taxable entities where the intent is to settle current tax liabilities and assets on a net basis, or where tax liabilities and assets will be realized simultaneously in each future period.
The calculation of the deferred tax asset or liability is based on assumptions about the timing of many taxable events and the enacted or substantively enacted rates anticipated to be applicable to income in the years in which temporary differences are expected to be realized or reversed. Deferred income tax assets are recognized to the extent that it is probable that the deductible temporary differences will be recoverable in future periods and estimates and judgment are used in assessing the recognition. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. Estimates including, but not limited to, the timing of reversal and future taxability may differ on actual realization and may result in an income tax charge or credit in future periods.
96 Pembina Pipeline Corporation 2023 Annual Report

In determining the amount of current and deferred tax, Pembina considers income tax exposures and whether additional taxes and interest may be due. This assessment relies on estimates and assumptions and may involve a series of judgments about future events. New information may become available that causes Pembina to change its judgment regarding the adequacy of existing tax liabilities, such changes to tax liabilities will impact tax expense in the period that such a determination is made.
As provided in the amendments to IAS 12, Pembina applies the mandatory exception to recognize and disclose information about deferred tax assets and liabilities related to Pillar Two income taxes. The mandatory exception has been applied retrospectively with no material impact to Pembina's Consolidated Financial Statements.
k. Segment Reporting
An operating segment is a component of Pembina that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Company's other components. All operating segments' operating results are reviewed regularly by Pembina's President and Chief Executive Officer ("CEO"), Senior Vice President and Chief Financial Officer ("CFO") and other Senior Vice Presidents ("SVPs") to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.
Segment results that are reported to the CEO, CFO and other SVPs include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.
l. New Standards and Interpretations Adopted in the Current Year
i) Insurance Contracts
The Company adopted IFRS 17 Insurance Contracts effective January 1, 2023. IFRS 17 establishes principles for the recognition, measurement, presentation, and disclosure of insurance contracts. IFRS 17 has been applied using a full retrospective approach and as result, the Company has restated certain comparative amounts.
Pembina's insurance contracts are comprised of a parental guarantee and letters of credit that it provides to the Company's joint venture, Cedar LNG. Under the contracts, Pembina will reimburse Cedar LNG's counterparties in the event that Cedar LNG is unable to pay its obligations when due. Pembina does not receive premiums from the counterparties for providing the insurance contract, and as a result the contracts are considered onerous.
On initial recognition or when the contract is modified, Pembina recognizes the cost of providing the contract on behalf of the joint venture as an in-substance contribution to the joint venture. All other changes to the insurance liability are recognized in earnings. Pembina applies judgments to determine the future probability and expected cashflows related to its insurance contracts. These judgments include assessing different scenarios for the likelihood that the Cedar LNG project will reach a positive final investment decision ("FID") and assessing the potential cash outflows that Pembina would be required to make under the different scenarios. A risk adjustment is then applied to the probability weighted cash outflows for the non-financial risks inherent in the scenarios, and a credit-adjusted discount rate is used to incorporate the financial risks of non-performance. Following a positive FID, Cedar may replace the Pembina guarantees and letters of credit with Cedar's own security. In this situation, Pembina's insurance contract obligations would be extinguished and a corresponding recovery recognized in net finance costs.
As a result of the initial adoption, Pembina's Consolidated Statement of Financial Position as at December 31, 2022, was restated to include an additional $12 million in investments in equity accounted investees and trade payables and other. As at December 31, 2023, trade payables and other related to insurance contracts was $17 million.

Pembina Pipeline Corporation 2023 Annual Report 97

ii) Amendments to IAS 1 – Disclosure of Accounting Policies
The Company adopted Amendments to IAS 1 Disclosure of Accounting Policies effective January 1, 2023. The amendments replace the requirement to disclose 'significant' accounting policies with a requirement to disclose 'material' accounting policies and establish guidance on how to apply the concept of materiality in determining material accounting policy disclosures. The amendments have been reflected by emphasizing the most relevant aspects of Pembina's accounting policies above.
m. New Standards and Interpretations Not Yet Adopted
Pembina continually monitors for new accounting standards and amendments to existing accounting standards issued by the IASB. To date, such developments are concluded to either not be applicable or concluded to not have a future material impact on Pembina's financial reporting.
98 Pembina Pipeline Corporation 2023 Annual Report

4. OPERATING SEGMENTS
Pembina determines its reportable segments based on the nature of operations and includes three operating segments: Pipelines, Facilities and Marketing & New Ventures.
The Pipelines segment includes conventional, oil sands and transmission pipeline systems, crude oil storage and terminalling business and related infrastructure serving various markets and basins across North America.
The Facilities segment includes processing and fractionation facilities and related infrastructure, and a liquefied propane export facility on Canada's West Coast, which provide Pembina's customers with natural gas and NGL services that are highly integrated with Pembina's other businesses. In addition, the Facilities segment includes a bulk marine terminal in the Port of Vancouver, Canada.
The Marketing & New Ventures segment undertakes value-added commodity marketing activities including buying and selling products and optimizing storage opportunities, by contracting capacity on Pembina's and various third-party pipelines and utilizing Pembina's rail fleet and rail logistics capabilities. Marketing activities also include identifying commercial opportunities to further develop other Pembina assets. Pembina's Marketing business also includes results from Aux Sable's NGL extraction facility near Chicago, Illinois and other natural gas and NGL processing facilities, logistics and distribution assets in the United States and Canada.
The financial results of the operating segments are included below. Performance is measured based on results from operating activities, net of depreciation and amortization, as included in the internal management reports that are reviewed by Pembina's CEO, CFO and other SVPs. These results are used to measure performance as management believes that such information is the most relevant in evaluating results of certain segments relative to other entities that operate within these industries. Inter-segment transactions are recorded at market value and eliminated under corporate and inter-segment eliminations.

For the year ended December 31, 2023	Pipelines(1)	Facilities	Marketing & New Ventures(2)	Corporate & Inter-segment Eliminations	Total
($ millions)
Revenue from external customers(3)	2,542	449	6,087	47	9,125
Inter-segment revenue	165	460	—	(625)	—
Total revenue(4)	2,707	909	6,087	(578)	9,125
Operating expenses(5)	695	360	7	(237)	825
Cost of goods sold, including product purchases	17	—	5,509	(395)	5,131
Depreciation and amortization included in operations	414	159	46	5	624
Cost of sales	1,126	519	5,562	(627)	6,580
Realized gain on commodity-related derivative financial instruments	—	—	(11)	—	(11)
Unrealized loss on commodity-related derivative financial instruments	—	—	32	—	32
Share of profit (loss) from equity accounted investees	109	233	(26)	—	316
Gross profit	1,690	623	478	49	2,840
Depreciation included in general and administrative	—	—	—	39	39
Other general and administrative(5)	42	23	43	275	383
Other expense (income)	11	(19)	(4)	6	(6)
Impairment reversal	(231)	—	—	—	(231)
Reportable segment results from operating activities	1,868	619	439	(271)	2,655
Net finance costs	28	9	4	425	466
Reportable segment earnings (loss) before tax	1,840	610	435	(696)	2,189
Capital expenditures	448	102	10	46	606
Contributions to equity accounted investees	20	33	218	—	271
Pembina Pipeline Corporation 2023 Annual Report 99

For the year ended December 31, 2022	Pipelines(1)	Facilities	Marketing & New Ventures(2)	Corporate & Inter-segment Eliminations	Total
($ millions)
Revenue from external customers(3)	2,342	798	8,471	—	11,611
Inter-segment revenue	166	470	—	(636)	—
Total revenue(4)	2,508	1,268	8,471	(636)	11,611
Operating expenses(5)	677	511	—	(319)	869
Cost of goods sold, including product purchases	—	6	7,682	(324)	7,364
Depreciation and amortization included in operations	396	196	44	8	644
Cost of sales	1,073	713	7,726	(635)	8,877
Realized (gain) loss on commodity-related derivative financial instruments	—	(20)	125	—	105
Unrealized gain on commodity-related derivative financial instruments	—	(50)	(83)	—	(133)
Share of profit from equity accounted investees	171	108	82	—	361
Gross profit (loss)	1,606	733	785	(1)	3,123
Depreciation included in general and administrative	—	—	—	39	39
Other general and administrative(5)	57	15	42	246	360
Other expense	106	11	8	4	129
Gain on Pembina Gas Infrastructure Transaction	—	(1,110)	—	—	(1,110)
Reportable segment results from operating activities	1,443	1,817	735	(290)	3,705
Net finance costs	28	13	27	418	486
Reportable segment earnings (loss) before tax	1,415	1,804	708	(708)	3,219
Capital expenditures	342	153	59	51	605
Contributions to equity accounted investees	4	62	29	—	95
(1)    Pipelines transportation revenue includes $302 million (2022: $247 million) associated with U.S. pipeline revenue.
(2)    Marketing & New Ventures includes revenue of $277 million (2022: $407 million) associated with U.S. midstream sales.
(3)    Includes $63 million of fixed fee income (2022: nil) related to shared service agreements with joint ventures following the PGI Transaction. $24 million was netted against general and administrative in 2022.
(4)    During 2023 and 2022, no one customer accounted for 10 percent or more of total revenues reported throughout all segments.
(5)    Pembina incurred $486 million (2022: $479 million) of employee costs, of which $243 million (2022: $261 million) was recorded in operating expenses and $243 million (2022: $218 million) in general and administrative expenses. Employee costs include salaries, benefits and share-based compensation.
Geographical Information
Non-Current Assets

For the years ended December 31
($ millions)	2023	2022
Canada	25,954	25,914
United States	3,721	3,900
Total non-current assets(1)	29,675	29,814
(1)    Excludes deferred income tax assets, derivative financial instruments, and post-employment benefit assets.

5. TRADE RECEIVABLES AND OTHER

As at December 31
($ millions)	2023	2022
Trade and accrued receivables from customers	698	696
Other receivables	64	51
Income tax receivable	—	73
Prepayments	28	32
Prepaid share issuance costs (Note 15)	26	—
Advances to related parties	—	18
Related party receivables	36	42
Total trade receivables and other	852	912
100 Pembina Pipeline Corporation 2023 Annual Report

6. INVENTORY

As at December 31
($ millions)	2023	2022
Crude oil and NGL	249	184
Materials, supplies and other	84	85
Total inventory	333	269
7. PROPERTY, PLANT AND EQUIPMENT

($ millions)	Land and Land Rights	Pipelines	Facilities and Equipment	Cavern Storage and Other(1)	Assets Under Construction(2)	Total
Cost
Balance at December 31, 2021	456	9,279	9,384	2,084	915	22,118
Additions and transfers	22	703	264	83	(499)	573
Disposition	(1)	(475)	(2,440)	(104)	(20)	(3,040)
Change in decommissioning provision	—	(17)	(84)	(18)	—	(119)
Foreign exchange	6	61	26	—	—	93
Other	(2)	(56)	(201)	(31)	(29)	(319)
Balance at December 31, 2022	481	9,495	6,949	2,014	367	19,306
Additions and transfers	—	150	112	81	230	573
Change in decommissioning provision	—	4	29	8	—	41
Dispositions and other	—	(15)	(33)	(76)	(9)	(133)
Foreign exchange	(1)	(21)	(9)	—	—	(31)
Balance at December 31, 2023	480	9,613	7,048	2,027	588	19,756

Depreciation
Balance at December 31, 2021	26	2,015	1,421	463	—	3,925
Depreciation	6	194	211	78	—	489
Disposition	—	(85)	(384)	(38)	—	(507)
Other	—	(37)	(63)	(19)	—	(119)
Balance at December 31, 2022	32	2,087	1,185	484	—	3,788
Depreciation	6	195	177	75	—	453
Impairment reversal	—	(190)	(35)	(4)	—	(229)
Dispositions and other	—	(9)	(11)	(34)	—	(54)
Balance at December 31, 2023	38	2,083	1,316	521	—	3,958

Carrying amounts
Balance at December 31, 2022	449	7,408	5,764	1,530	367	15,518
Balance at December 31, 2023	442	7,530	5,732	1,506	588	15,798

Assets subject to operating leases
Balance at December 31, 2022	41	629	509	156	—	1,335
Balance at December 31, 2023	39	607	521	119	—	1,286
(1)    At December 31, 2023, the movement in Cavern Storage and Other includes $25 million in net assets transferred to finance lease receivables (2022: nil).
(2)    At December 31, 2023, the movement in Assets Under Construction includes nil in net assets transferred to finance lease receivables (2022: $14 million).
Nipisi Impairment Reversal
During the year ended December 31, 2023, Pembina recognized an impairment reversal in the Pipelines Division of $231 million related to successful contract negotiations on the Nipisi Pipeline and the pipeline being put back into service in October 2023. In 2021, Pembina recorded a total impairment of $266 million due to contracts expiring.
Pembina Pipeline Corporation 2023 Annual Report 101

The recoverable amount of the Nipisi Pipeline was calculated using the fair value less costs of disposal, discounting cashflows to the end of the expected useful life of the asset. The recoverable amount is above the carrying value resulting in a full reversal of the previously recorded impairment less depreciation that would have been incurred had no impairment been recognized. The recoverable amount is most sensitive to the following key assumptions: forecasted cashflows which are projected based on management estimated future contracted rates and volumes for the pipeline, and after-tax discount rate of 7.8 percent. In determining the key assumptions, Pembina used contracted and forecasted cashflows based on internal sources and market trends.
Property, Plant and Equipment Under Construction
For the year ended December 31, 2023, included in additions and transfers are capitalized borrowing costs related to the construction of new pipelines or facilities amounting to $15 million (2022: $21 million), with capitalization rates ranging from 4.15 percent to 4.38 percent (2022: 3.81 percent to 4.17 percent).
Depreciation
Pipeline assets, facilities and equipment are depreciated using the straight-line method with remaining useful life of one to 60 years with the majority of assets depreciated over 40 years. Cavern storage and other assets are depreciated using the straight-line method over ten to 40 years with the majority of assets depreciated over 40 years. These rates are established to depreciate remaining net book value over the shorter of their useful lives or economic lives.
8. INTANGIBLE ASSETS AND GOODWILL

		Intangible Assets
($ millions)	Goodwill	Purchase and Sale Contracts and Other	Customer Relationships	Total	Total Goodwill & Intangible Assets
Cost
Balance at December 31, 2021	4,693	288	1,861	2,149	6,842
Additions	—	138	—	138	138
Disposition	(153)	(23)	(66)	(89)	(242)
Foreign exchange adjustments	17	1	48	49	66
Balance at December 31, 2022	4,557	404	1,843	2,247	6,804
Additions	—	47	—	47	47
Dispositions and other	—	(155)	—	(155)	(155)
Foreign exchange adjustments	(6)	—	(17)	(17)	(23)
Balance at December 31, 2023	4,551	296	1,826	2,122	6,673

Amortization
Balance at December 31, 2021	—	189	415	604	604
Amortization	—	9	84	93	93
Disposition	—	(8)	(22)	(30)	(30)
Foreign exchange adjustments	—	—	6	6	6
Balance at December 31, 2022	—	190	483	673	673
Amortization	—	13	81	94	94
Dispositions and other	—	(155)	(4)	(159)	(159)
Balance at December 31, 2023	—	48	560	608	608

Carrying amounts
Balance at December 31, 2022	4,557	214	1,360	1,574	6,131
Balance at December 31, 2023	4,551	248	1,266	1,514	6,065
Intangible assets have a finite useful life and are amortized using the straight-line method over 8 to 50 years.
102 Pembina Pipeline Corporation 2023 Annual Report

The aggregate carrying amount of goodwill allocated to each operating segment is as follows:

As at December 31	2023	2022
($ millions)
Pipelines	2,716	2,722
Facilities	396	396
Marketing & New Ventures	1,439	1,439
Total goodwill	4,551	4,557
Goodwill Impairment Testing
For the purpose of impairment testing, goodwill is allocated to Pembina's operating segments which represent the groups of CGUs at which goodwill is monitored for management purposes. Annually, impairment testing for goodwill is performed in the fourth quarter.
The goodwill test was performed and no impairment was identified as it was determined that the recoverable amount for each operating segment exceeded the carrying amount, including goodwill. The recoverable amount was determined using a fair value less costs of disposal approach by discounting each operating segment's expected future cash flows (Level 3). The key assumptions that impact the recoverable amount include the following:
•Cash flows for the first five years are projected based on past experience, actual operating results and the business plan approved by management. Cash flows for Pipelines and Facilities incorporate assumptions regarding contracted volumes and rates, which are based on market expectations. In addition, revenue and cost of product projections for Marketing & New Ventures incorporate assumptions regarding commodity volumes and pricing, which are sensitive to changes in the commodity price environment.
•Cash flows for the remaining years of the useful lives of the assets within each operating segment are extrapolated for periods up to 60 years (2022: 75 years) using a long-term growth rate, except where contracted, long-term cash flows indicate that no growth rate should be applied or a specific reduction in cash flows is more appropriate.
•After-tax discount rates are applied in determining the recoverable amount of operating segments. Discount rates are estimated based on the risk free rate and average cost of debt, targeted debt to equity ratio, in addition to estimates of the specific operating segment's equity risk premium, size premium, projection risk, asset risk, and betas.
For each operating segment, key assumptions and discount rate sensitivity are presented below:

	Operating Segments
As at December 31, 2023	Pipelines	Facilities	Marketing & New Ventures
Key assumptions used
Average annual pre-tax cash flow ($ millions)	1,845	1,500	418
After-tax discount rate (percent)	7.7	7.6	9.7
Long-term growth rate (percent)	1.6	1.8	2.3
Incremental change in rates that would result in carrying value equal to recoverable amount
Increase in after-tax discount rate (percent)	2.4	1.0	4.0
Pembina Pipeline Corporation 2023 Annual Report 103

9. INVESTMENTS IN EQUITY ACCOUNTED INVESTEES

	Ownership Interest at December 31 (percent)		Share of Profit from Equity Investments		Investment in Equity Accounted Investees at December 31
			For the years ended December 31
($ millions)	2023	2022	2023	2022	2023	2022
PGI	60	60	226	49	3,894	4,158
Alliance	50	50	109	167	2,427	2,609
Aux Sable	42.7 - 50	42.7 - 50	(16)	91	362	360
Veresen Midstream(1)	—	—	—	51	—	—
Cedar LNG(2)	49.9	49.9	(9)	—	202	167
Other(3)	50 - 75	50 - 75	6	3	102	88
Total			316	361	6,987	7,382
(1)    Pembina owned a 45 percent interest in Veresen Midstream up to the closing of the PGI Transaction (as defined below) on August 15, 2022. As part of the transaction, Pembina contributed its 45 percent interest in Veresen Midstream to PGI.
(2)    The Investment in equity accounted investees balance as at December 31, 2022 has been restated to include an additional $12 million related to the initial adoption of IFRS 17 Insurance Contracts. Refer to Note 3 for further information.
(3)    Other includes Pembina's interest in Ruby, CKPC, Grand Valley, Fort Corp, and Alberta Carbon Grid. Pembina owned a 50 percent convertible, cumulative preferred interest in Ruby which it sold on January 13, 2023. Refer to "Financing Activities for Equity Accounted Investees" section below for further details on Ruby. On December 31, 2023, CKPC was dissolved.
PGI is a premier gas processing entity in western Canada positioned to serve customers throughout the Montney and Duvernay trends from central Alberta to northeast British Columbia. Alliance owns and operates a high-pressure natural gas pipeline connecting areas primarily in northern Alberta and northeast British Columbia to delivery points near Chicago, Illinois, which connects to the Aux Sable natural gas liquids extraction facility in Channahon, Illinois. Cedar LNG was formed to construct a floating liquid natural gas processing and export facility in Kitimat, British Columbia.
Investments in equity accounted investees include the unamortized excess of the purchase price over the underlying net book value of the investee's assets and liabilities at the purchase date, which is comprised of $1.1 billion (2022: $1.1 billion) in goodwill and $1.7 billion (2022: $1.7 billion) in property, plant and equipment and intangible assets.
Pembina has U.S. $1.2 billion in Investments in Equity Accounted Investees that is held by entities whose functional currency is the U.S. dollar. The resulting foreign exchange loss for the year ended December 31, 2023 of $41 million (2022: $118 million gain) has been included in Other Comprehensive Income.
Distributions and Contributions
The following table summarizes distributions from and contributions to Pembina's investments in equity accounted investees:

For the years ended December 31	Distributions(3)		Contributions
($ millions)	2023	2022	2023	2022
PGI	463	125	33	49
Alliance	279	342	20	4
Aux Sable	70	134	163	3
Veresen Midstream(1)	—	66	—	13
Cedar LNG	—	—	41	26
Other(2)	7	6	14	—
Total	819	673	271	95
(1)    Pembina owned a 45 percent interest in Veresen Midstream up to the closing of the PGI Transaction (as defined below) on August 15, 2022. As part of the transaction, Pembina contributed its 45 percent interest in Veresen Midstream to PGI.
(2)    Other includes Pembina's interest in Ruby, CKPC, Grand Valley, Fort Corp, and Alberta Carbon Grid. Pembina owned a 50 percent convertible, cumulative preferred interest in
Ruby which it sold on January 13, 2023. Refer to "Financing Activities for Equity Accounted Investees" section below for further details on Ruby. On December 31, 2023, CKPC was dissolved.
(3)    Distributions exclude returns of capital. In 2023, Pembina received an incremental $61 million from PGI as a return of capital (2022: nil).
Distributions received from equity accounted investees, excluding returns of capital, are included in operating activities in the Consolidated Statement of Cash Flows. Distributions from Alliance are subject to satisfying certain financing conditions including complying with financial covenants.
104 Pembina Pipeline Corporation 2023 Annual Report

Contributions made to and returns of capital received from investments in equity accounted investees are included in investing activities in the Consolidated Statement of Cash Flows. Pembina contributed $145 million to Aux Sable, representing Pembina's proportionate share of a claim filed by a counterparty to an NGL supply agreement with Aux Sable which was settled and discontinued in the fourth quarter of 2023. Refer to Note 27 for further information.
During the second quarter of 2023, a subsidiary of PGI completed the sale of its 50 percent non-operated interest in the Key Access Pipeline System ("KAPS") which was contributed to PGI as part of the transaction. The majority of proceeds from the sale were used to reduce debt at PGI, with $26 million distributed to Pembina as a return of capital.
On October 3, 2023, PGI sold the Saskatchewan Ethane Extraction Plant and Pipeline and Cromer Terminal for cash proceeds of $58 million, with $35 million distributed to Pembina as a return of capital.
PGI Transaction
On August 15, 2022, Pembina acquired a 60 percent equity interest in PGI, a newly formed joint venture that is jointly controlled by Pembina and KKR (the "PGI Transaction"). Pembina serves as PGI's operator and manager.
The cost of Pembina's 60 percent interest in PGI was allocated to PGI's identifiable net assets based on fair values on the acquisition date. The allocation included adjustments identified before finalization as of June 30, 2023, and resulted from PGI's assessment of acquired revenue contracts and associated deferred tax impacts as follows:

As at August 15, 2022	Previously reported	Adjustments	Final
($ millions)	in Q4 2022
Current assets	641	(6)	635
Non-current assets	6,641	19	6,660
Current liabilities	1,164	(2)	1,162
Non-current liabilities	2,834	16	2,850
Allocated to PGI assets and liabilities	3,284	(1)	3,283
Goodwill	899	1	900
Pembina's cost of investment in PGI	4,183	—	4,183
PGI Goodwill Impairment Testing
Following the PGI Transaction the acquired assets and assumed liabilities were measured at fair value and goodwill of $900 million was recognized.
Pembina determines whether there is objective evidence that its equity accounted investments are impaired at each reporting date; if objective evidence is identified, Pembina is required to determine the recoverable amount of its investment in PGI.
A decrease in PGI's forecasted cash flows, a decrease in the long-term growth rate, or an increase in the after-tax discount rate could be objective evidence that Pembina's equity accounted investment in PGI is impaired. Pembina also believes an impairment loss recognized by PGI as a result of its annual goodwill impairment test would provide objective evidence that Pembina's equity accounted investment in PGI is impaired.
PGI recorded the assets and liabilities, including goodwill, of the contributed businesses at their fair value. PGI is required to estimate the recoverable amount of its goodwill at least annually, or whenever PGI identifies an impairment indicator. An impairment loss recognized by PGI could be material to Pembina.
PGI performed its annual goodwill impairment test in the third quarter of 2023 calculating the recoverable amount based on the fair value less cost to sell. No impairment loss was recognized.
Pembina Pipeline Corporation 2023 Annual Report 105

There is measurement uncertainty associated with PGI's annual impairment test. The key assumptions used by PGI that impact the recoverable amount were the forecasted cash flows for the remaining useful life of the assets, the after-tax discount rate and the long-term growth rate. The following table provides sensitivities to reasonably possible changes in each assumption that could result in an impairment of PGI's goodwill.

	Actual	Change required for impairment (percent)
Key assumptions used
Average annual pre-tax cash flow ($ millions)(1)	1,188	(6.1)
After-tax discount rate (percent)	7.6	0.6
Long-term growth rate (percent)	1.4	(0.8)
(1)    Average annual forecasted pre-tax cash flows represent 100 percent of PGI's forecasted cash flows.
Financing Activities for Equity Accounted Investees
Ruby
In January 2023, the United States Bankruptcy Court for the District of Delaware approved the Ruby Subsidiary's Chapter 11 plan of reorganization (the "Ruby Subsidiary Plan") and the Ruby Settlement Agreement. The Ruby Subsidiary Plan provided for the sale of the Ruby Subsidiary's reorganized equity to a third-party, which sale was completed on January 13, 2023, and the distribution of the sales proceeds and cash on hand of the Ruby Subsidiary to the creditors of the Ruby Subsidiary, including approximately U.S. $14 million to an affiliate of Pembina in respect of the subordinated notes issued by the Ruby Subsidiary to that Pembina affiliate. Following the completion of the sale of the Ruby Subsidiary's reorganized equity, Pembina ceased to have any ownership interest in the Ruby Pipeline.
Cedar LNG
Cedar LNG continued to progress pre-FID activities on the LNG project during 2023 with an FID decision expected in the middle of 2024. During the third quarter of 2023, Pembina entered into amending agreements with Cedar LNG for incremental funding of pre-FID costs. As at December 31, 2023, Pembina has a remaining commitment of U.S. $13 million under the amending agreements. As additional pre-FID funding will be required, Pembina has executed a new funding agreement with its partner. Under the terms of the new agreement, if additional pre-FID spending is approved and the project continues to advance, Pembina may fund incremental spending and in return would receive a promissory note from its partner for the partner's 50.1 percent share of funding. The promissory note will be contingent on the project reaching positive FID.
During 2023, Pembina contributed $41 million into Cedar LNG for pre-FID spending, which has been recorded as part of Pembina's equity accounted investment. Cedar LNG directly executed several contracts and entered into commitments necessary to facilitate the FID decision. As at December 31, 2023, Pembina has provided insurance contracts in support of the project with an aggregate maximum exposure of $160 million and has also made commitments under executed contracts for an additional $229 million to Cedar LNG for pre-FID costs. Included in both amounts is $60 million (U.S. $45 million) which was in the form of an issued letter of credit at year-end and was extinguished in January 2024 through an equity contribution by Pembina to Cedar LNG. Additional financial guarantees and commitments will be required prior to the FID decision.
Under Pembina's insurance contracts issued in support of the Cedar LNG project, Pembina is obligated to reimburse the costs incurred by certain of Cedar LNG's counterparties if, and only if, Cedar LNG fails to satisfy its obligations under its contracts with those counterparties. Payment under these insurance contracts, if required, would be capped at the amount of costs actually incurred by the counterparty. Refer to Note 3(l)(i) for further information on Pembina's insurance contracts provided to Cedar LNG.
106 Pembina Pipeline Corporation 2023 Annual Report

Summarized Financial Information
Financial information for Pembina's equity accounted investees is presented (at 100 percent) in the following tables and is prepared under the financial reporting framework adopted by each equity accounted investee (IFRS except for Alliance, Aux Sable, Grand Valley, and Veresen Midstream which are in accordance with U.S. GAAP). Differences between the equity accounted investee's earnings (loss) and earnings attributable to Pembina relate to the different accounting standards applied and amortization of the excess of the purchase price over the underlying net book value of the investee's assets and liabilities at the purchase date.

For the year ended December 31, 2023 ($ millions)	PGI	Alliance	Aux Sable	Cedar LNG	Other(1)
Earnings and Comprehensive Income
Revenue	1,584	885	798	—	49
Expenses	(547)	(330)	(919)	(17)	(24)
Depreciation and amortization	(356)	(151)	(49)	—	(15)
Interest expense	(259)	(42)	(1)	—	(1)
Finance costs and other	(8)	7	—	—	(3)
Income tax expense	(67)	(1)	—	—	—
Earnings (loss)	347	368	(171)	(17)	6
Earnings (loss) attributable to Pembina	226	109	(16)	(9)	6

As at December 31, 2023 ($ millions)	PGI	Alliance	Aux Sable	Cedar LNG	Other(1)
Statements of Financial Position
Cash and cash equivalents	8	74	19	—	17
Other current assets	521	112	85	—	5
Non-current assets	12,342	1,532	696	161	92
Current trade, other payables and provisions	199	51	74	64	10
Other current liabilities	39	79	31	1	3
Non-current trade, other payables and provisions	102	8	—	—	—
Other non-current liabilities	6,032	810	123	—	25
(1)    Other includes Pembina's interest in Ruby, CKPC, Grand Valley, Fort Corp, and Alberta Carbon Grid. Pembina owned a 50 percent convertible, cumulative preferred interest in
Ruby which it sold on January 13, 2023. Refer to "Financing Activities for Equity Accounted Investees" section above for further details on Ruby. On December 31, 2023, CKPC was dissolved.
Pembina Pipeline Corporation 2023 Annual Report 107

For the year ended December 31, 2022 ($ millions)	PGI	Alliance	Aux Sable	Veresen Midstream(1)	Cedar LNG	Other(2)
Earnings and Comprehensive Income
Revenue	625	1,115	2,283	449	—	56
Expenses	(307)	(480)	(2,026)	(151)	(1)	(41)
Depreciation and amortization	(133)	(140)	(47)	(122)	—	(16)
Interest expense	(94)	(21)	(1)	(58)	—	(2)
Finance costs and other	5	7	4	(2)	—	2
Income tax expense	(24)	—	—	—	—	—
Earnings (loss)	72	481	213	116	(1)	(1)
Earnings (loss) attributable to Pembina	49	167	91	51	—	3

As at December 31, 2022 ($ millions)	PGI	Alliance	Aux Sable	Veresen Midstream(1)	Cedar LNG	Other(2)
Statements of Financial Position
Cash and cash equivalents	—	95	16	—	—	29
Other current assets	1,125	118	68	—	2	13
Non-current assets	12,578	1,612	725	—	67	90
Current trade, other payables and provisions	257	57	65	—	7	56
Other current liabilities	578	23	4	—	2	14
Non-current trade, other payables and provisions	106	7	6	—	—	—
Other non-current liabilities	5,799	832	184	—	—	28
(1)    Pembina owned a 45 percent interest in Veresen Midstream up to the closing of the PGI Transaction on August 15, 2022. As part of the transaction, Pembina contributed its 45 percent interest in Veresen Midstream to PGI.
(2)    Other includes Ruby, CKPC, Grand Valley, and Fort Corp.

108 Pembina Pipeline Corporation 2023 Annual Report

10. INCOME TAXES
The movements in the components of the deferred tax assets and deferred tax liabilities are as follows:

($ millions)	Balance at December 31, 2022	Recognized in Earnings	Recognized in Other Comprehensive Income (Loss)	Disposition	Other	Balance at December 31, 2023
Deferred income tax assets
Employee benefits	(2)	1	3	—	—	2
Share-based payments	41	(2)	—	—	—	39
Provisions	64	20	—	—	—	84
Benefit of loss carryforwards	450	260	—	—	—	710
Other deductible temporary differences	118	(39)	—	—	(9)	70
Taxable limited partnership income deferral	(68)	95	—	—	—	27

Deferred income tax liabilities
Property, plant and equipment	2,029	174	—	—	—	2,203
Intangible assets	262	—	—	—	—	262
Investments in equity accounted investees	535	251	—	—	—	786
Derivative financial instruments	23	(2)	(2)	—	—	19
Total net deferred tax liabilities(1)	2,246	88	(5)	—	9	2,338

($ millions)	Balance at December 31, 2021	Recognized in Earnings	Recognized in Other Comprehensive Income (Loss)	Disposition	Other	Balance at December 31, 2022
Deferred income tax assets
Employee benefits	2	1	(5)	—	—	(2)
Share-based payments	24	17	—	—	—	41
Provisions	100	(31)	—	(5)	—	64
Benefit of loss carryforwards	385	65	—	—	—	450
Other deductible temporary differences	7	93	—	1	17	118

Deferred income tax liabilities
Property, plant and equipment	2,250	229	—	(450)	—	2,029
Intangible assets	251	24	—	(13)	—	262
Investments in equity accounted investees	709	(174)	—	—	—	535
Derivative financial instruments	16	37	(3)	(27)	—	23
Taxable limited partnership income deferral	46	50	—	(28)	—	68
Total net deferred tax liabilities(1)	2,754	21	2	(514)	(17)	2,246
(1)    Comprised of deferred tax liabilities of $2.6 billion (2022: $2.5 billion) net of deferred tax assets of $285 million (2022: $261 million).
Reconciliation of Effective Tax Rate

For the years ended December 31
($ millions, except as noted)	2023	2022
Earnings before income tax	2,189	3,219
Canadian statutory tax rate (percent)	23.6	23.6
Income tax at statutory rate	517	760
Tax rate changes and foreign rate differential	(20)	(27)
Changes in estimate and other	(4)	(40)
Permanent items	3	19
Unrecognized tax benefit	(30)	6
Income in equity accounted investee	(53)	(10)
Non-taxable gain on PGI Transaction	—	(260)
Deferred tax transferred due to PGI Transaction	—	(200)
Income tax expense	413	248
Pembina Pipeline Corporation 2023 Annual Report 109

The increase in the effective tax rate from 7.7 percent to 18.9 percent is primarily due to the tax impact of the PGI Transaction recognized in 2022.
Under the Pillar Two legislation, Pembina is liable to pay a top-up for differences between the Global Anti-Base Erosion effective tax rate and the 15.0 percent minimum tax rate. For jurisdictions where Pembina operates that have substantially enacted the Pillar Two legislation, it was determined that there is no material impact to the Company. Pembina also operates in jurisdictions where it is anticipated that the Pillar Two legislation will be enacted in the future. For these jurisdictions, the company has assessed its exposure to the Pillar Two legislation and foresees no material impact to Pembina.
Income Tax Expense

For the years ended December 31
($ millions)	2023	2022
Current tax expense	325	227
Deferred tax expense
Origination and reversal of temporary differences	337	57
Tax rate changes on deferred tax balances	8	1
Increase in tax loss carry forward	(257)	(37)
Total deferred tax expense	88	21
Total income tax expense	413	248
Deferred Tax Items Recovered Directly in Equity

For the years ended December 31
($ millions)	2023	2022
Other comprehensive loss (Note 22):
Change in fair value of net investment hedges	2	3
Remeasurements of defined benefit asset or liability	3	(5)
Deferred tax items recovered directly in equity	5	(2)
Pembina has temporary differences associated with its investments in subsidiaries. At December 31, 2023, Pembina has not recorded a deferred tax asset or liability for these temporary differences (2022: nil) as Pembina controls the timing of the reversal and it is not probable that the temporary differences will reverse in the foreseeable future.
At December 31, 2023, Pembina had U.S. $1.8 billion (2022: U.S. $1.2 billion) of U.S. tax losses that do not expire and $40 million (2022: $42 million) of Canadian tax losses that will expire after 2036. Pembina has determined that it is probable that future taxable profits will be sufficient to utilize these losses. The amount of unrecognized deferred tax asset as at December 31, 2023 is nil (2022: $27 million).
11. TRADE PAYABLES AND OTHER

As at December 31
($ millions)	2023	2022
Trade payables	555	571
Other payables & accrued liabilities	580	545
Related party payables	1	150
Total trade payables and other	1,136	1,266
110 Pembina Pipeline Corporation 2023 Annual Report

12. LEASES
Lessee Leases
Pembina enters into arrangements to secure access to assets necessary for operating the business. Leased (right-of-use) assets include terminals, rail, buildings, land and other assets. Total cash outflows related to leases were $106 million for the year ended December 31, 2023 (2022: $117 million).
Right-of-Use Assets

($ millions)	Terminals	Rail	Buildings	Land & Other	Total
Balance at January 1, 2022	168	177	143	93	581
Additions and adjustments	26	—	1	(10)	17
Disposals and other	—	2	—	—	2
Depreciation	(18)	(37)	(17)	(10)	(82)
Balance at December 31, 2022	176	142	127	73	518
Additions and adjustments	—	39	1	40	80
Depreciation	(18)	(35)	(15)	(7)	(75)
Balance at December 31, 2023	158	146	113	106	523
Lessor Leases
Pembina has entered into contracts for the use of its assets that have resulted in lease treatment for accounting purposes. Assets under operating leases include pipelines, terminals and storage assets. See Note 7 for carrying value of property, plant and equipment under operating leases. Assets under finance leases include pipelines, terminals, and storage assets.
Maturity of Lease Receivables

As at December 31	2023		2022
($ millions)	Operating Leases	Finance Leases	Operating Leases	Finance Leases
Less than one year	208	39	213	40
One to two years	180	32	193	42
Two to three years	167	31	170	32
Three to four years	158	31	168	32
Four to five years	147	31	162	31
More than five years	687	326	834	294
Total undiscounted lease receipts	1,547	490	1,740	471
Unearned finance income on lease receipts		(266)		(256)
Discounted unguaranteed residual value		19		16
Finance lease receivable		243		231
Less current portion(1)		(13)		(12)
Total non-current		230		219
(1)    Included in trade receivables and other on the Consolidated Statement of Financial Position.
Pembina Pipeline Corporation 2023 Annual Report 111

13. LONG-TERM DEBT
This note provides information about the contractual terms of Pembina's interest-bearing long-term debt, which is measured at amortized cost.
Carrying Value, Terms and Conditions, and Debt Maturity Schedule

				Carrying Value
($ millions)	Authorized at December 31, 2023	Nominal Interest Rate	Year of Maturity	December 31, 2023	December 31, 2022
Variable rate debt
Senior unsecured credit facilities(1)(2)(3)	2,881	6.65(4)	Various(1)	778	771
Fixed rate debt
Senior unsecured medium-term notes series 3	450	4.75	2043	450	450
Senior unsecured medium-term notes series 4	600	4.81	2044	600	600
Senior unsecured medium-term notes series 5	550	3.54	2025	550	450
Senior unsecured medium-term notes series 6	600	4.24	2027	600	500
Senior unsecured medium-term notes series 7	600	3.71	2026	600	600
Senior unsecured medium-term notes series 8	650	2.99	2024	650	650
Senior unsecured medium-term notes series 9	550	4.74	2047	550	550
Senior unsecured medium-term notes series 10	650	4.02	2028	650	650
Senior unsecured medium-term notes series 11	800	4.75	2048	800	800
Senior unsecured medium-term notes series 12	650	3.62	2029	650	650
Senior unsecured medium-term notes series 13	700	4.54	2049	700	700
Senior unsecured medium-term notes series 14	—	2.56	2023	—	600
Senior unsecured medium-term notes series 15	600	3.31	2030	600	600
Senior unsecured medium-term notes series 16	400	4.67	2050	400	400
Senior unsecured medium-term notes series 17	500	3.53	2031	500	500
Senior unsecured medium-term notes series 18	500	4.49	2051	500	500
Senior unsecured medium-term notes series 19	300	5.72	2026	300	—
Total fixed rate loans and borrowings outstanding				9,100	9,200
Deferred financing costs				25	34
Total loans and borrowings				9,903	10,005
Less current portion loans and borrowings				(650)	(600)
Total non-current loans and borrowings				9,253	9,405
Subordinated hybrid notes
Subordinated notes, series 1	600	4.80	2081	596	595
(1)    Pembina's unsecured credit facilities include a $1.5 billion revolving facility that matures in June 2028, a $1.0 billion sustainability linked revolving facility that matures in June 2027, a U.S. $250 million non-revolving term loan that matures in May 2025 and a $50 million operating facility that matures in June 2024, which is typically renewed on an annual basis.
(2)    Includes U.S. $250 million variable rate debt outstanding at December 31, 2023 (2022: U.S. $250 million), with the full notional amount hedged using an interest rate swap at 1.47 percent.
(3)    The U.S. dollar denominated non-revolving term loan is designated as a hedge of the Company's net investment in selected foreign operations with a U.S. dollar functional currency.
(4)    The nominal interest rate is the weighted average of all drawn credit facilities based on Pembina's credit rating at December 31, 2023. Borrowings under the credit facilities bear interest at prime, Bankers' Acceptance or SOFR rates, plus applicable margins. The impact of interest rate hedges described in the footnote above are not reflected in this figure.
On May 31, 2023, Pembina completed an extension on its $1.5 billion Revolving Facility, which now matures in June 2028, and an extension on its $1.0 billion SLL Credit Facility, which now matures in June 2027.
On June 1, 2023, Pembina's $600 million aggregate principal amount of senior unsecured medium-term notes, series 14, matured and were fully repaid.
112 Pembina Pipeline Corporation 2023 Annual Report

On June 22, 2023, Pembina closed an offering of $500 million aggregate principal amount of senior unsecured medium-term notes. The offering was conducted in three tranches, consisting of the issuance of $300 million aggregate principal amount of senior unsecured medium-term notes, series 19, having a fixed coupon of 5.72 percent per annum, payable semi-annually and maturing on June 22, 2026; $100 million aggregate principal amount issued through a re-opening of Pembina's senior unsecured medium-term notes, series 5, having a fixed coupon of 3.54 percent per annum, paid semi-annually, and maturing on February 3, 2025; and $100 million aggregate principal amount issued through a re-opening of Pembina's senior unsecured medium-term notes, series 6, having a fixed coupon of 4.24 percent per annum, paid semi-annually, and maturing on June 15, 2027.
On December 19, 2023, Pembina closed the Subscription Receipt Offering for total gross proceeds of approximately $1.3 billion. The net proceeds of the Subscription Receipt Offering will be used to finance a portion of the purchase price for the Alliance/Aux Sable Acquisition. Refer to Note 15 Subscription Receipts for further information.
Subsequent to year-end, on January 12, 2024, Pembina closed an offering of $1.8 billion aggregate principal amount of senior unsecured medium-term notes (the "MTN Offering"). The MTN Offering was conducted in three tranches, consisting of the issuance of $600 million aggregate principal amount of senior unsecured medium-term notes, series 20 ("Series 20 notes"), having a fixed coupon of 5.02 percent per annum, payable semi-annually and maturing on January 12, 2032; $600 million aggregate principal amount of senior unsecured medium-term notes, series 21 ("Series 21 notes"), having a fixed coupon of 5.21 percent per annum, payable semi-annually and maturing on January 12, 2034; and $600 million aggregate principal amount of senior unsecured medium-term notes, series 22 ("Series 22 notes"), having a fixed coupon of 5.67 percent per annum, payable semi-annually and maturing on January 12, 2054. Pembina used a portion of the net proceeds of the MTN Offering to repay indebtedness of the Company under the Revolving Facility and for general corporate purposes. Pembina intends to use the remaining net proceeds of the MTN Offering to fund a portion of the purchase price for the Alliance/Aux Sable Acquisition.
Pembina will be required to redeem the Series 20 and Series 21 notes pursuant to a special mandatory redemption at a redemption price equal to 101 percent of the aggregate principal amount of the Series 20 and Series 21 notes, plus accrued and unpaid interest to, but excluding, the date of such special mandatory redemption, if (i) the closing of the Alliance/Aux Sable Acquisition (refer to Note 15) has not occurred on or prior to 5:00 p.m. (MST) on October 1, 2024 (the "Outside Date"); (ii) the purchase and sale agreement in respect of the Alliance/Aux Sable Acquisition is terminated at any time prior to the Outside Date; (iii) Pembina gives notice to Computershare Trust Company of Canada, as trustee for the Series 21 and 22 notes, that it does not intend to proceed with the Alliance/Aux Sable Acquisition; or (iv) Pembina announces to the public that it does not intend to proceed with the Alliance/Aux Sable Acquisition.
Subsequent to year-end, on January 22, 2024, Pembina's $650 million aggregate principal amount of senior unsecured medium-term notes, series 8, matured and were fully repaid.
For more information about Pembina's exposure to interest rate, foreign currency and liquidity risk, see Note 23 Financial Instruments & Risk Management.
Pembina Pipeline Corporation 2023 Annual Report 113

14. DECOMMISSIONING PROVISION
The decommissioning provision reflects the discounted cash flows expected to be incurred to decommission Pembina's pipeline systems, gas processing and fractionation plants, storage and terminalling hubs, including estimated environmental reclamation and remediation costs.
The undiscounted cash flows at the time of decommissioning are calculated using an estimated timing of economic outflows ranging from one to 68 years, with the majority estimated at 50 years. The estimated economic lives of the underlying assets form the basis for determining the timing of economic outflows. Pembina applied credit-adjusted risk-free rates of 5.0 percent to 5.8 percent (2022: 5.7 percent to 6.4 percent) and an inflation rate of 2.3 percent (2022: 2.1 percent).

($ millions)	2023	2022
Balance at January 1	261	412
Unwinding of discount rate	16	15
Change in rates	65	(158)
Disposition	—	(20)
Additions	4	1
Change in cost estimates and other	(4)	11
Total	342	261
Current portion of provision(1)	6	2
Balance at December 31	336	259
(1)    Included in trade payables and other on the Consolidated Statement of Financial Position.

As at December 31, 2023, Pembina had $14 million (2022: $13 million) related to long-term restricted cash included in other assets which is subject to contractual restrictions in connection with use in future Jet Fuel Pipeline abandonment activities.
15. SUBSCRIPTION RECEIPTS
On December 13, 2023, Pembina announced that it had entered into an an agreement with Enbridge Inc. ("Enbridge") to acquire all of Enbridge's interests in the Alliance, Aux Sable and NRGreen joint ventures (the "Alliance/Aux Sable Acquisition"). The Alliance/Aux Sable Acquisition is expected to close in the first half of 2024, subject to the satisfaction or waiver of customary closing conditions, including the receipt of required regulatory approvals.
In connection with the Alliance/Aux Sable Acquisition, on December 19, 2023, Pembina closed a bought deal offering in Canada and the United States of subscription receipts (the "Subscription Receipt Offering"), pursuant to which Pembina issued and sold 29.9 million subscription receipts (including 3.9 million subscription receipts issued pursuant to the exercise in full by the underwriters for the Subscription Receipt Offering of the over-allotment option granted to them by Pembina) at a price of $42.85 per subscription receipt for total gross proceeds of approximately $1.3 billion. The net proceeds of the Offering will be held in escrow and are expected to be used by Pembina to fund a portion of the purchase price of the Alliance/Aux Sable Acquisition.
The subscription receipts entitle the holder thereof to receive (i) automatically, upon the closing of the Alliance/Aux Sable Acquisition, without any further action on the part of the holder thereof and without payment of additional consideration, one common share, and (ii) payments per subscription receipt equal to the cash dividends per common share for any dividends declared from December 19, 2023 to, but excluding, the closing date of the Alliance/Aux Sable Acquisition or to, and including, the date of the termination or cancellation of the Alliance/Aux Sable Acquisition, as applicable. These dividend equivalent payments are to be paid to subscription receipt holders of record on the record date for the corresponding dividend on the common shares and are paid on the date on which such dividend is paid to holders of common shares, net of any applicable withholding taxes.
114 Pembina Pipeline Corporation 2023 Annual Report

The subscription receipts create a separate non-cash financial asset, net of prepaid share issuance costs, for the proceeds expected to be received by Pembina upon the closing of the Alliance/Aux Sable Acquisition and a financial liability for the obligation to reimburse the holders of subscription receipts pursuant to the terms of the subscription receipts. In certain situations, the settlement of the asset and the liability may not happen simultaneously. Therefore, the asset and liability are presented gross.
For more information regarding the subscription receipts and the terms thereof, refer to "Description of the Capital Structure of Pembina – Subscription Receipts" in Pembina's annual information form for the year ended December 31, 2023.
16. SHARE CAPITAL
Pembina is authorized to issue an unlimited number of common shares, without par value, 254,850,850 Class A preferred shares, issuable in series and an unlimited number of Class B preferred shares. The holders of the common shares are entitled to receive notice of, attend and vote at any meeting of the shareholders of Pembina, receive dividends declared and share in the remaining property of Pembina upon distribution of the assets of Pembina among its shareholders for the purpose of winding-up its affairs.
Common Share Capital

($ millions, except as noted)	Number of Common Shares (millions)	Common Share Capital
Balance at December 31, 2021	550	15,678
Share-based payment transactions(1)	7	319
Repurchased	(7)	(204)
Balance at December 31, 2022	550	15,793
Share-based payment transactions(1)	—	6
Repurchased	(1)	(34)
Balance at December 31, 2023	549	15,765
(1)    Exercised options are settled by issuing the net number of common shares equivalent to the gain upon exercise.
Share Repurchase Program
On March 7, 2023, the Toronto Stock Exchange ("TSX") accepted the renewal of Pembina's normal course issuer bid (the "NCIB") that allows the Company to repurchase, at its discretion, up to five percent of the Company's outstanding common shares (representing approximately 27.5 million common shares) through the facilities of the TSX, the New York Stock Exchange and/or alternative Canadian trading systems or as otherwise permitted by applicable securities law, subject to certain restrictions on the number of common shares that may be purchased on a single day. Common shares purchased by the Company under the NCIB are cancelled. The NCIB commenced on March 10, 2023 and will terminate on March 9, 2024 or on such earlier date as the Company has purchased the maximum number of common shares permitted pursuant to the NCIB or at such time Pembina determines to no longer make purchases thereunder.
The following table summarizes Pembina's share repurchases under its NCIB:

For the years ended December 31 (millions, except as noted)	2023	2022
Number of common shares repurchased for cancellation (thousands)	1,197	7,154
Average price per share	$41.76	$46.55
Total cost(1)	50	333
(1)    Total cost includes $34 million (2022: $204 million) charged to share capital and $16 million (2022: $129 million) charged to deficit.
Pembina Pipeline Corporation 2023 Annual Report 115

Preferred Share Capital

($ millions, except as noted)	Number of Preferred Shares (millions)	Preferred Share Capital
Balance at December 31, 2021	105	2,517
Class A, Series 23 Preferred shares redeemed, net of issue costs	(12)	(300)
Part VI.1 tax	—	(9)
Balance at December 31, 2022	93	2,208
Part VI.1 tax	—	(9)
Balance at December 31, 2023	93	2,199
On October 3, 2022, none of the eight million issued and outstanding Cumulative Redeemable Rate Reset Class A Preferred Series 15 Shares were converted into Cumulative Redeemable Floating Rate Class A Preferred Shares, Series 16.
On November 15, 2022, Pembina redeemed all of the 12 million issued and outstanding Cumulative Redeemable Minimum Rate Reset Class A Preferred Shares, Series 23 (the "Series 23 Class A Preferred Shares") for a redemption price equal to $25.00 per Series 23 Class A Preferred Share. The total redemption price for the Series 23 Class A Preferred Shares was $300 million.
On February 14, 2023, holders of an aggregate of 1,028,130 of the 16 million issued and outstanding Cumulative Redeemable Minimum Rate Reset Class A Preferred Shares, Series 21 (the "Series 21 Class A Preferred Shares") elected to convert, on a one-for-one basis, their Series 21 Class A Preferred Shares into Cumulative Redeemable Floating Rate Class A Preferred Shares, Series 22 ("Series 22 Class A Preferred Shares"). As a result of the exercise of such conversion rights, Pembina has 14,971,870 Series 21 Class A Preferred Shares and 1,028,130 Series 22 Class A Preferred Shares issued and outstanding. The annual dividend rate applicable to the Series 22 Class A Preferred Shares for the three-month floating rate period from and including March 1, 2024 to, but excluding June 1, 2024 is 8.291 percent.
On February 15, 2023, none of the Cumulative Redeemable Minimum Rate Reset Class A Preferred Shares, Series 25 ("Series 25 Class A Preferred Shares") outstanding were converted into Cumulative Redeemable Floating Rate Class A Preferred Shares, Series 26. The annual dividend rate for the Series 25 Class A Preferred Shares for the five-year period from and including February 15, 2023 to, but excluding, February 15, 2028 is 6.481 percent.
On December 1, 2023, none of the 10 million Cumulative Redeemable Rate Reset Class A Preferred Shares, Series 1 ("Series 1 Class A Preferred Shares") outstanding were converted into Cumulative Redeemable Floating Rate Class A Preferred Shares, Series 2. The annual dividend rate for the Series 1 Class A Preferred Shares for the five-year period from and including December 1, 2023 to, but excluding, December 1, 2028 is 6.525 percent.
Subsequent to the end of the year, on February 15, 2024, none of the six million Cumulative Redeemable Rate Reset Class A Preferred Shares, Series 3 ("Series 3 Class A Preferred Shares") outstanding were converted into Cumulative Redeemable Floating Rate Class A Preferred Shares, Series 4. The annual dividend rate for the Series 3 Class A Preferred Shares for the five-year period from and including March 1, 2024 to, but excluding March 1, 2029 will be 6.019 percent.
116 Pembina Pipeline Corporation 2023 Annual Report

Dividends
The following dividends were declared and paid by Pembina:

For the years ended December 31
($ millions)	2023	2022
Common shares
$2.66 per common share (2022: $2.55)	1,459	1,409
Class A preferred shares
$1.23 per Series 1 Class A Preferred Share (2022: $1.23)	12	12
$1.12 per Series 3 Class A Preferred Share (2022: $1.12)	7	7
$1.14 per Series 5 Class A Preferred Share (2022: $1.14)	11	11
$1.10 per Series 7 Class A Preferred Share (2022: $1.10)	11	11
$1.08 per Series 9 Class A Preferred Share (2022: $1.08)	10	10
$1.54 per Series 15 Class A Preferred Share (2022: $1.22)	12	10
$1.21 per Series 17 Class A Preferred Share (2022: $1.21)	7	7
$1.17 per Series 19 Class A Preferred Share (2022: $1.17)	9	9
$1.49 per Series 21 Class A Preferred Share (2022: $1.23)	23	20
$1.49 per Series 22 Class A Preferred Share (2022: nil)	2	—
nil per Series 23 Class A Preferred Share (2022: $1.15)	—	16
$1.54 per Series 25 Class A Preferred Share (2022: $1.30)	16	13
	120	126
On February 22, 2024, Pembina announced that its Board of Directors had declared a common share cash dividend for the first quarter of 2024 of $0.6675 per share to be paid on March 28, 2024, to shareholders of record on March 15, 2024.
Pembina's Board of Directors also declared quarterly dividends for Pembina's Class A preferred shares on January 8, 2024 as outlined in the following table:

Series	Record Date	Payable Date	Per Share Amount	Dividend Amount ($ millions)
Series 1	February 1, 2024	March 1, 2024	$0.407813	4
Series 3	February 1, 2024	March 1, 2024	$0.279875	2
Series 5	February 1, 2024	March 1, 2024	$0.285813	3
Series 7	February 1, 2024	March 1, 2024	$0.273750	3
Series 9	February 1, 2024	March 1, 2024	$0.268875	2
Series 15	March 15, 2024	April 1, 2024	$0.385250	3
Series 17	March 15, 2024	April 1, 2024	$0.301313	2
Series 19	March 15, 2024	April 1, 2024	$0.292750	2
Series 21	February 1, 2024	March 1, 2024	$0.393875	6
Series 22	February 1, 2024	March 1, 2024	$0.523436	1
Series 25	January 31, 2024	February 15, 2024	$0.405063	4
Pembina Pipeline Corporation 2023 Annual Report 117

17. EARNINGS PER COMMON SHARE
Basic Earnings Per Common Share
The calculation of basic earnings per common share at December 31, 2023 was based on the earnings attributable to common shareholders of $1.6 billion (2022: $2.8 billion) and a weighted average number of common shares outstanding of 550 million (2022: 553 million).
Diluted Earnings Per Common Share
The calculation of diluted earnings per common share at December 31, 2023 was based on earnings attributable to common shareholders of $1.6 billion(1) (2022: $2.8 billion(1)), and a weighted average number of common shares outstanding after adjustment for the effects of all dilutive potential common shares of 551 million (2022: 554 million).
Earnings Attributable to Common Shareholders

For the years ended December 31
($ millions)	2023	2022
Earnings	1,776	2,971
Dividends on preferred shares	(128)	(129)
Basic and diluted earnings attributable to common shareholders	1,648	2,842
Weighted Average Number of Common Shares

(In millions of shares, except as noted)	2023	2022
Issued common shares at January 1	550	550
Effect of shares repurchased	(1)	(2)
Effect of shares issued on exercise of options	1	5
Basic weighted average number of common shares at December 31	550	553

Dilutive effect of share options on issue(1)	1	1
Diluted weighted average number of common shares at December 31	551	554

Basic earnings per common share (dollars)	3.00	5.14
Diluted earnings per common share (dollars)	2.99	5.12
(1)    The average market value of Pembina's shares for purposes of calculating the dilutive effect of share options for the years ended December 31, 2023 and 2022 was based on quoted market prices for the period during which the options were outstanding.
118 Pembina Pipeline Corporation 2023 Annual Report

18. REVENUE
Revenue has been disaggregated into categories to reflect how the nature, timing and uncertainty of revenue and cash flows are affected by economic factors.
a.Revenue Disaggregation

	2023					2022
For the years ended December 31	Pipelines	Facilities	Marketing & New Ventures		Total	Pipelines	Facilities	Marketing & New Ventures		Total
($ millions)				Corporate					Corporate
Take-or-pay(1)	1,816	273	—	—	2,089	1,741	622	—	—	2,363
Fee-for-service(1)	490	120	62	—	672	458	137	—	—	595
Product sales(2)	—	—	6,025	—	6,025	—	—	8,471	—	8,471
Revenue from contracts with customers	2,306	393	6,087	—	8,786	2,199	759	8,471	—	11,429
Operational finance lease income	24	4	—	—	28	26	3	—	—	29
Fixed operating lease income	185	35	—	—	220	117	36	—	—	153
Variable lease income	16	—	—	—	16	—	—	—	—	—
Shared service revenue(3) and other	11	17	—	47	75	—	—	—	—	—
Total external revenue	2,542	449	6,087	47	9,125	2,342	798	8,471	—	11,611
(1)    Revenue recognized over time.
(2)    Revenue recognized at a point in time.
(3)    Includes $63 million of fixed fee income (2022: nil) related to shared service agreements with joint ventures following the PGI Transaction.
b.Contract Liabilities
Significant changes in the contract liabilities balances during the period are as follows:

	2023			2022
For the years ended December 31 ($ millions)	Take-or-Pay	Other Contract Liabilities	Total Contract Liabilities	Take-or-Pay	Other Contract Liabilities	Total Contract Liabilities
Opening balance	3	191	194	3	288	291
Additions (net in the period)	(2)	21	19	2	57	59
Disposition	—	—	—	(2)	(90)	(92)
Revenue recognized from contract liabilities(1)	—	(54)	(54)	—	(64)	(64)
Closing balance	1	158	159	3	191	194
Less current portion(2)	(1)	(32)	(33)	(3)	(53)	(56)
Ending balance	—	126	126	—	138	138
(1)    Recognition of revenue related to performance obligations satisfied in the current period that were included in the opening balance of contract liabilities.
(2)    As at December 31, 2023, the balance includes $1 million of cash collected under take-or-pay contracts which will be recognized within one year as the customer chooses to ship, process, or otherwise forego the associated service.
Contract liabilities depict Pembina's obligation to perform services in the future for cash and non-cash consideration which have been received from customers. Contract liabilities include up-front payments or non-cash consideration received from customers for future transportation, gas processing, fractionation, terminalling, and storage services. Contract liabilities also include consideration received from customers for take-or-pay commitments where the customer has a make-up right to ship or process future volumes under a firm contract. These amounts are non-refundable should the customer not use its make-up rights.
In all instances where goods or services have been transferred to a customer in advance of the receipt of customer consideration, Pembina's right to consideration is unconditional and has therefore been presented as a receivable.
Pembina Pipeline Corporation 2023 Annual Report 119

c.Revenue Allocated to Remaining Performance Obligations
Pembina expects to recognize revenue in future periods that includes current unsatisfied remaining performance obligations totaling $11.7 billion (2022: $11.1 billion). Over the next five years, these remaining performance obligations will be recognized annually ranging from $1.7 billion (2022: $1.8 billion) declining to $1.0 billion (2022: $1.0 billion). Subsequently, up to 2047 (2022: 2046), Pembina will recognize $955 million (2022: $765 million) declining to $3 million (2022: $7 million) per year.
In preparing the above figures, Pembina has taken the practical expedient to exclude contracts that have original expected durations of one year or less. Variable consideration relating to flow through costs are not included in the amounts presented. These flow through costs do not impact net income or cash flow, and due to the long-term nature of the contracts there is significant uncertainty in estimating these amounts. In addition, Pembina excludes contracted revenue amounts for assets not yet in-service unless both Board of Directors approval and regulatory approval for the asset has been obtained.
19. NET FINANCE COSTS

For the years ended December 31
($ millions)	2023	2022
Interest expense on financial liabilities measured at amortized cost:
Loans and borrowings	395	385
Subordinated hybrid notes	29	29
Leases	30	32
Unwinding of discount rate	16	16
(Gain) loss in fair value of non-commodity-related derivative financial instruments	(19)	12
Foreign exchange losses and other	15	12
Net finance costs	466	486
Net interest paid of $462 million (2022: $468 million) includes interest paid during construction and capitalized of $15 million (2022: $21 million).
20. PENSION PLAN

As at December 31
($ millions)	2023	2022
Registered defined benefit net asset	(5)	(17)
Supplemental defined benefit net obligation	14	11
Net employee benefit obligations (assets)	9	(6)
Pembina maintains defined contribution plans and non-contributory defined benefit pension plans covering its employees. Pembina contributes five to 10 percent of an employee's earnings to the defined contribution plan, until the employee's age plus years of service equals 50, at which time they become eligible for the defined benefit plans. Pembina has ended eligibility for new entrants to the defined benefit plan for those whose age and years of service did not equal 40 as at January 1, 2021. Pembina recognized $14 million in expense for the defined contribution plan during the year (2022: $12 million). The defined benefit plans include a funded registered plan for all eligible employees and an unfunded supplemental retirement plan for those employees affected by the Canada Revenue Agency maximum pension limits. The defined benefit plans are administered by separate pension funds that are legally separated from Pembina. Benefits under the plans are based on the length of service and the annual average best three years of earnings during the last 10 years of service of the employee. Benefits paid out of the plans are not indexed. Pembina measures its accrued benefit obligations and the fair value of plan assets for accounting purposes as at December 31 of each year. The most recent actuarial funding valuation was at December 31, 2022. The defined benefit plans expose Pembina to actuarial risks such as longevity risk, interest rate risk, and market (investment) risk.
120 Pembina Pipeline Corporation 2023 Annual Report

Defined Benefit Obligations

As at December 31 ($ millions)	2023		2022
	Registered Plans	Supplemental Plan	Registered Plan	Supplemental Plan
Present value of unfunded obligations	—	14	—	11
Present value of funded obligations	250	—	207	—
Total present value of obligations	250	14	207	11
Fair value of plan assets	255	—	224	—
Recognized defined benefit assets (obligations)	5	(14)	17	(11)
Pembina funds the defined benefit obligation plans in accordance with government regulations by contributing to trust funds administered by an independent trustee. The funds are invested primarily in equities and bonds. Defined benefit plan contributions totaled $17 million for the year ended December 31, 2023 (2022: $15 million).
Pembina has determined that, in accordance with the terms and conditions of the defined benefit plans, and in accordance with statutory requirements of the plans, the present value of refunds or reductions in future contributions is not lower than the balance of the total fair value of the plan assets less the total present value of obligations. As such, no decrease in the defined benefit asset is necessary at December 31, 2023 (2022: nil).
Registered Defined Benefit Pension Plan Assets Comprise

As at December 31
(Percent)	2023	2022
Equity securities	59	59
Debt	35	34
Other	6	7
	100	100
Movement in the Present Value of the Defined Benefit Pension Obligation

	2023		2022
($ millions)	Registered Plans	Supplemental Plan	Registered Plan	Supplemental Plan
Defined benefits obligations at January 1	207	11	257	17
Benefits paid by the plan	(11)	(1)	(19)	(1)
Current service costs	18	1	23	1
Interest expense	11	1	8	—
Actuarial losses (gains) in other comprehensive income	25	2	(62)	(6)
Defined benefit obligations at December 31	250	14	207	11
Movement in the Present Value of Registered Defined Benefit Pension Plan Assets

($ millions)	2023	2022
Fair value of plan assets at January 1	224	268
Contributions paid into the plan	17	15
Benefits paid by the plan	(11)	(19)
Return on plan assets	13	(49)
Interest income	12	9
Fair value of registered plan assets at December 31	255	224
Pembina Pipeline Corporation 2023 Annual Report 121

Expense Recognition in Earnings

For the years ended December 31
($ millions)	2023	2022
Registered Plan
Current service costs	19	24
Interest on obligation	11	8
Interest on plan assets	(12)	(9)
	18	23
The expense is recognized in the following line items in the consolidated statement of comprehensive income:

For the years ended December 31
($ millions)	2023	2022
Registered Plan
Operating expenses	8	11
General and administrative expense	10	12
	18	23
Expense recognized for the Supplemental Plan was less than $2 million for each of the years ended December 31, 2023 and 2022.
Actuarial Gains and Losses Recognized in Other Comprehensive Income

	2023			2022
($ millions)	Registered Plans	Supplemental Plan	Total	Registered Plan	Supplemental Plan	Total
Balance at January 1	1	3	4	(9)	(2)	(11)
Remeasurements:
Financial assumptions	(16)	(1)	(17)	54	3	57
Experience adjustments	(3)	(1)	(4)	(7)	2	(5)
Return on plan assets excluding interest income	10	—	10	(37)	—	(37)
Recognized gain during the period after tax	(9)	(2)	(11)	10	5	15
Balance at December 31	(8)	1	(7)	1	3	4
Principal actuarial assumptions used:

As at December 31
(weighted average percent)	2023	2022
Discount rate	4.6	5.3
Future pension earning increases	4.0	4.0
Assumptions regarding future mortality are based on published statistics and mortality tables. The current longevities underlying the values of the liabilities in the defined plans are as follows:

As at December 31
(years)	2023	2022
Longevity at age 65 for current pensioners
Males	22.1	22.0
Females	24.4	24.4
Longevity at age 65 for current member aged 45
Males	23.0	23.0
Females	25.4	25.3
122 Pembina Pipeline Corporation 2023 Annual Report

The calculation of the defined benefit obligation is sensitive to the discount rate, compensation increases, retirements and termination rates as set out above. A change in the estimated discount rate of 4.6 percent by 100 basis points at December 31, 2023 is considered reasonably possible in the next financial year. An increase by 100 basis points would result in a $29 million reduction to the obligation whereas, a decrease would lead to a $37 million increase to the obligation.
Pembina expects to contribute $20 million to the defined benefit plans in 2024.
21. SHARE-BASED PAYMENTS
At December 31, 2023, Pembina has the following share-based payment arrangements:
Share Option Plan (Equity-Settled)
Pembina has a share option plan under which employees are eligible to receive options to purchase shares in Pembina.
Long-Term Share Unit Award Incentive Plan (Cash-Settled)
Pembina has a long-term share unit award incentive plan. Under the share-based compensation plan, awards of restricted ("RSU") and performance ("PSU") share units are made to officers and employees. The plan results in participants receiving cash compensation based on the value of the underlying notional shares granted under the plan. Payments are based on a trading value of Pembina's common shares plus notional dividends and performance of Pembina.
Pembina also has a deferred share unit ("DSU") plan. Under the DSU plan, directors are required to take at least 50 percent of total director compensation as DSUs, until such time that they have met certain share ownership guidelines. A DSU is a notional share that has the same value as one Pembina common share. Its value changes with Pembina's share price. DSUs do not have voting rights but they accrue dividends as additional DSU units, at the same rate as dividends paid on Pembina's common shares. DSUs are paid out when a director retires from the board and are redeemed for cash using the weighted average trading price of common shares on the Toronto Stock Exchange ("TSX") for the last five trading days before the redemption date, multiplied by the number of DSUs the director holds.
Terms and Conditions of Share Option Plan and Share Unit Award Incentive Plan
Share Option Plan
Share options vest one-third on the first anniversary of the grant date, one-third on the second anniversary of the grant date and one-third on the third anniversary of the grant date and have a contractual life of seven years. In 2021, Pembina granted select executive officers and non-officers stock options that vest after a four-year period and expire seven years after issuance.
Long-Term Share Unit Award Incentive Plan(1)

Grant date RSUs, PSUs and DSUs to Officers, Employees and Directors (thousands of units, except as noted)	PSUs (2)	RSUs (2)	DSUs	Total
2022	623	1,202	39	1,864
2023	626	1,217	34	1,877
(1)    Distribution units are granted in addition to RSU and PSU grants based on notional accrued dividends.
(2)    Contractual life of 3 years.
PSUs vest on the third anniversary of the grant date. RSUs vest one-third on the first anniversary of the grant date, one-third on the second anniversary of the grant date and one-third on the third anniversary of the grant date. In 2021, Pembina granted additional RSUs that vest on the third anniversary of the grant date. Actual units awarded are based on the trading value of the shares and performance of Pembina.
Pembina Pipeline Corporation 2023 Annual Report 123

Disclosure of Share Option Plan
The number and weighted average exercise prices of share options is as follows:

(thousands of options, except as noted)	Number of Options	Weighted Average Exercise Price (dollars)
Balance at December 31, 2021	19,971	$41.33
Granted	599	$45.61
Exercised(1)	(7,722)	$41.42
Forfeited	(332)	$38.60
Expired	(431)	$41.31
Balance at December 31, 2022	12,085	$41.56
Granted	577	$45.37
Exercised(1)	(1,412)	$36.24
Forfeited	(181)	$39.85
Expired	(387)	$44.80
Balance at December 31, 2023	10,682	$42.38
(1)    Exercise represents the gross number of options exercised by the employee. Beginning in the fourth quarter of 2022, Pembina issued the net number of common shares equivalent to the employee's gain upon exercise.
As of December 31, 2023, the following options are outstanding:

(thousands of options, except as noted) Exercise Price (dollars)	Number Outstanding at December 31, 2023	Options Exercisable	Weighted Average Remaining Life
$26.83 – $37.03	2,058	1,714	4
$37.04 – $43.56	2,010	740	3
$43.57 – $45.50	2,482	2,154	3
$45.51 – $48.08	2,031	1,483	3
$48.09 – $49.78	2,101	2,102	2
Total	10,682	8,193	3
Options are exercised regularly throughout the year. Therefore, the weighted average share price during the year of $44.68 (2022: $48.62) is representative of the weighted average share price at the date of exercise.
Expected volatility is estimated by considering historic average share price volatility. The weighted average inputs used in the measurement of the fair values at grant date of share options are the following:
Share Options Granted

For the years ended December 31 (dollars, except as noted)	2023	2022
Weighted average
Fair value at grant date	8.96	11.43
Expected volatility (percent)	35.7	46.6
Expected option life (years)	3.67	3.67
Expected annual dividends per option	2.66	2.55
Expected forfeitures (percent)	7.4	7.3
Risk-free interest rate (based on government bonds) (percent)	3.9	1.7
Disclosure of Long-Term Share Unit Award Incentive Plan
The long-term share unit award incentive plans were valued using the volume weighted average price for the 20 days ending December 31, 2023 of $45.13 (2022: $46.26). Actual payment may differ from the amount valued based on market price and company performance.
124 Pembina Pipeline Corporation 2023 Annual Report

Employee Expenses

For the years ended December 31
($ millions)	2023	2022
Share option plan, equity settled	5	10
Long-term share unit award incentive plan	67	116
Share-based compensation expense	72	126

Total carrying amount of liabilities for cash settled arrangements	163	161
Total intrinsic value of liability for vested benefits	108	97
22. ACCUMULATED OTHER COMPREHENSIVE INCOME

($ millions)	Currency Translation Reserve	Cash Flow Hedge Reserve	Pension and other Post-Retirement Benefit Plan Adjustments(2)	Total
Balance at December 31, 2021	32	8	(12)	28
Other comprehensive gain before hedging activities	295	—	15	310
Other comprehensive (loss) gain resulting from hedging activities(1)	(20)	23	—	3
Balance at December 31, 2022	307	31	3	341
Other comprehensive loss before hedging activities	(106)	—	(11)	(117)
Other comprehensive gain (loss) resulting from hedging activities(1)	10	(13)	—	(3)
Balance at December 31, 2023	211	18	(8)	221
(1)     Amounts relate to hedges of the Company's net investment in foreign operations (reported in Currency Translation Reserve) and interest rate forward swaps (reported in Cash Flow Hedge Reserve) (Note 23). At December 31, 2023, the other comprehensive loss resulting from hedging activities for interest rate forward swaps includes a realized gain of $16 million that was reclassified to net finance costs (2022: $5 million realized gain).
(2)     Pension and other Post-Retirement Benefit Plan Adjustments will not be reclassified into earnings.
Pembina Pipeline Corporation 2023 Annual Report 125

23. FINANCIAL INSTRUMENTS & RISK MANAGEMENT
Risk Management Overview
Pembina has exposure to counterparty credit risk, liquidity risk, and market risk. Pembina recognizes that effective management of these risks is a critical success factor in managing organization and shareholder value.
Risk management strategies, policies, and limits ensure risks and exposures are aligned to Pembina's business strategy and risk tolerance. Pembina's Board of Directors is responsible for providing risk management oversight and oversees how management monitors compliance with the organization's risk management policies and procedures. In addition, the Board of Directors reviews the adequacy of this risk framework in relation to the risks faced by Pembina. Internal audit personnel assist the Board of Directors in its oversight role by monitoring and evaluating the effectiveness of the organization's risk management system.
Counterparty Credit Risk
Counterparty credit risk represents the financial loss Pembina may experience if a counterparty to a financial instrument or commercial agreement failed to meet its contractual obligations in accordance with the respective terms and conditions of the arrangement. Counterparty credit risk arises primarily from Pembina's cash and cash equivalents, trade receivables and other, finance lease receivables, and derivative financial instruments. The carrying amounts of these financial assets represents the maximum counterparty credit exposure, without taking into account security held.
Pembina manages counterparty credit risk through established credit management techniques. These techniques include conducting comprehensive financial and other assessments for new high exposure counterparties, regular reviews of existing counterparties to monitor a counterparty's creditworthiness, setting exposure limits, monitoring exposures against these limits, entering into master netting arrangements, and obtaining financial assurances where warranted. Pembina utilizes various sources of financial, credit and business information in assessing the creditworthiness of a counterparty. This information includes external credit ratings, where available, and in other cases, detailed financial statement analysis in order to generate an internal credit rating based on quantitative and qualitative factors. The Board of Directors has approved a counterparty exposure limit matrix which establishes the maximum exposure that can be approved for a counterparty based on debt rating. Pembina continues to closely monitor and reassess the creditworthiness of its counterparties, which has resulted in Pembina reducing or mitigating its exposure to certain counterparties where it was deemed warranted and permitted under contractual terms.
Financial assurances from counterparties may include guarantees, letters of credit, and cash. At December 31, 2023, letters of credit totaling $124 million (2022: $168 million) were held primarily in respect of customer trade receivables.
Pembina typically has collected its trade receivables in full and at December 31, 2023, 98 percent were current (2022: 98 percent). Management defines current as outstanding accounts receivable under 30 days past due. Pembina has a general lien, a continuing and first priority security interest in, and a secured charge on all of the shipper's petroleum products in its custody.
At December 31, the aging of past due trade and other receivables was as follows:

($ millions)	2023	2022
31-60 days past due	2	3
Greater than 61 days past due	3	—
	5	3
126 Pembina Pipeline Corporation 2023 Annual Report

Pembina uses a loss allowance matrix to measure lifetime expected credit losses at initial recognition and throughout the life of the receivable. The loss allowance matrix is determined based on Pembina's historical default rates over the expected life of trade receivables, adjusted for forward-looking estimates. Management believes the unimpaired amounts that are past due by greater than 30 days are fully collectible based on historical default rates of customers and management's assessment of counterparty credit risk through established credit management techniques as discussed above.
Expected credit losses on lease receivables are determined using a probability-weighted estimate of credit losses, measured as the present value of all expected cash shortfalls, discounted at the interest rates implicit in the leases, using reasonable and supportable information about past events, current conditions, and forecasts of future economic conditions. Pembina considers the risk of default relating to lease receivables low based on Pembina's assessment of individual counterparty credit risk through established credit management techniques as discussed above.
Pembina monitors and manages its concentration of counterparty credit risk on an ongoing basis. Pembina believes these measures minimize its counterparty credit risk, but there is no certainty that they will protect it against all material losses. As part of its ongoing operations, Pembina must balance its market and counterparty credit risks when making business decisions.
Liquidity Risk
Liquidity risk is the risk Pembina will not be able to meet its financial obligations as they come due. The following are the contractual maturities of financial liabilities, including estimated interest payments.

			Outstanding Balances Due by Period
As at December 31, 2023	Carrying Amount	Expected Cash Flows	Less Than 1 Year	1 - 3 Years	3 - 5 Years	More Than 5 Years
($ millions)
Trade payables and other	1,136	1,136	1,136	—	—	—
Loans and borrowings	9,903	15,027	1,010	2,443	2,238	9,336
Subordinated hybrid notes	596	804	29	57	58	660
Income tax payable	18	18	18	—	—	—
Derivative financial liabilities	40	40	26	1	—	13
Lease liabilities	644	857	102	181	152	422
Pembina manages its liquidity risk by forecasting cash flows over a 12-month rolling time period to identify financing requirements. These financing requirements are then addressed through a combination of credit facilities and through access to capital markets, if required.
Market Risk
Pembina's results are subject to movements in commodity prices, foreign exchange, and interest rates. A formal Risk Management Program, which includes policies and procedures, has been designed to mitigate these risks.
a.    Commodity Price Risk
Certain of the transportation contracts or tolling arrangements with respect to Pembina's pipeline assets do not include take-or-pay commitments from crude oil and gas producers. As a result, Pembina is exposed to throughput risk with respect to those assets. A decrease in volumes transported can directly and adversely affect Pembina's revenues and earnings. The demand for, and utilization of, Pembina's pipeline assets may be impacted by factors such as changing market fundamentals, capacity bottlenecks, operational incidents, regulatory restrictions, system maintenance, weather, and increased competition. Market fundamentals, such as commodity prices and price differentials, natural gas and gasoline consumption, alternative energy sources and global market access outside of Pembina's control can impact both the supply of and demand for the commodities transported on Pembina's pipelines.
Pembina Pipeline Corporation 2023 Annual Report 127

Pembina's Marketing business includes activities related to product storage, terminalling, and hub services. These activities expose Pembina to certain risks relating to fluctuations in commodity prices and, as a result, Pembina may experience volatility in revenue and net realizable value assessments of the related stored product inventory. Primarily, Pembina enters into contracts to purchase and sell crude oil, condensate, NGL, power and natural gas at floating market prices. As a result, the prices of products that are marketed by Pembina are subject to volatility due to factors such as seasonal demand changes, extreme weather conditions, market inventory levels, general economic conditions, changes in global markets and other factors. Pembina manages its risk exposure by balancing purchases and sales to secure less volatile margins. Notwithstanding Pembina's management of price and quality risk, marketing margins for commodities can vary and have varied significantly from period to period in the past. This variability could have an adverse effect on the results of Pembina's Marketing business and its overall results of operations. To mitigate this inherent variability in its Marketing business, Pembina has invested, and will continue to invest, in assets that have a fee-based revenue component.
Pembina is also exposed to potential price declines and decreasing frac spreads between the time Pembina purchases NGL feedstock and sells NGL products. Frac spread is the difference between the sale prices of NGL products and the cost of NGL sourced from natural gas and acquired at prices related to natural gas prices. Frac spreads can change significantly from period to period depending on the relationship between NGL and natural gas prices (the "frac spread ratio"), absolute commodity prices, and changes in the Canadian to U.S. dollar exchange rate. In addition to the frac spread ratio changes, there is also a differential between NGL product prices and crude oil prices, which can change margins realized for those products. These exposures could result in variability of cash flow generated by the Marketing business, which could affect the cash dividends that Pembina is able to distribute.
Pembina utilizes financial derivative instruments as part of its overall risk management strategy to assist in managing the exposure to commodity price, interest rate, cost of power, and foreign exchange risk. As an example of commodity price mitigation, Pembina actively fixes a portion of its exposure to frac spread margins through the use of derivative financial instruments. Pembina has also entered into power purchase agreements to secure cost-competitive renewable energy, fix the price for a portion of the power Pembina consumes, and reduce its emissions. Pembina's Marketing business is exposed to variability in quality, time and location differentials for various products, and financial instruments may be used to offset Pembina's exposures to these differentials.
The following table shows the impact on earnings if the underlying forward commodity prices of the derivative financial instruments increased or decreased by 15 percent, with other variables held constant.

As at December 31, 2023	15 Percent	15 Percent
($ millions)	Price Increase	Price Decrease
Crude oil(1)	(38)	38
Natural gas	5	(5)
NGL(2)	(21)	21
(1)    Includes condensate.
(2)    Includes propane and butane.
b.    Foreign Exchange Risk
Certain of Pembina's cash flows, namely a portion of its commodity-related cash flows, certain cash flows from U.S.-based infrastructure assets and distributions from U.S.-based investments in equity accounted investees, are subject to currency risk, arising from the denomination of specific cash flows in U.S. dollars. Additionally, a portion of Pembina's capital expenditures and contributions or loans to Pembina's U.S.-based investments in equity accounted investees, may be denominated in U.S. dollars. Furthermore, the value of the investment in U.S. dollar denominated subsidiaries will fluctuate with changes in exchange rates when translated into Pembina's functional currency.
Pembina monitors, assesses and responds to these foreign currency risks using an active risk management program, which may include the issuance of U.S. dollar debt, and exchange of foreign currency for domestic currency at a fixed rate.
128 Pembina Pipeline Corporation 2023 Annual Report

The following table shows the impact on earnings(1) if the underlying foreign exchange risk rate of the derivative financial instruments increased or decreased by $0.10, with other variables held constant.

As at December 31, 2023	$0.10	$0.10
($ millions)	Rate Increase	Rate Decrease
U.S. to Canadian dollars	(17)	17
(1)    Based on the U.S. to Canadian dollar exchange rate.
c.    Interest Rate Risk
Interest bearing financial liabilities include Pembina's debt and lease liabilities. Pembina has floating interest rate debt in the form of its Credit Facilities, which subjects Pembina to interest rate risk. Pembina monitors and assesses variable interest rate risk and responds to this risk by issuing long-term debt with fixed interest rates or by entering into interest rate swaps.
Pembina's U.S. drawings on its Credit Facilities and Pembina's interest rate swaps have variable rate components that reference the USD secured overnight financing rate ("SOFR").
Pembina's Canadian dollar drawings on its Credit Facilities have variable rate components that reference the Canadian Dollar Offered Rate ("CDOR"). CDOR rates will cease to be published at the end of June 2024. CDOR is expected to be replaced by the Canadian Overnight Repo Rate Average. Pembina will continue to monitor developments and the potential impact on the business.
At the reporting date, the interest rate profile of Pembina's interest-bearing financial instruments was:

As at December 31
($ millions)	2023	2022
Carrying amounts of financial liability
Fixed rate instruments(1)	10,365	10,507
Variable rate instruments(2)	778	771
	11,143	11,278
(1)    Includes lease liabilities and subordinated hybrid notes.
(2)    Includes financial derivative contracts designated as cash flow hedging instruments, fixing the interest rates on U.S. $250 million of variable rate debt as at December 31, 2023 (2022: U.S. $250 million).
Cash Flow Sensitivity Analysis for Variable Rate Instruments
The following table shows the impact on earnings if interest rates at the reporting date would have increased or decreased by 100 basis points, with other variables held constant.

As at December 31, 2023	100 Basis Point	100 Basis Point
($ millions)	Increase	Decrease
Variable rate instruments	(4)	4
Fair Values
The fair value of financial instruments utilizes a variety of valuation inputs. When measuring fair value, Pembina uses observable market data to the greatest extent possible. Depending on the nature of these valuation inputs, financial instruments are categorized as follows:
a.    Level 1
Level 1 fair values are based on inputs that are unadjusted observable quoted prices from active markets for identical assets or liabilities as at the measurement date.
Pembina Pipeline Corporation 2023 Annual Report 129

b.    Level 2
Level 2 fair values are based on inputs, other than quoted market prices included in Level 1, that are either directly or indirectly observable. Level 2 fair value inputs include quoted forward market prices, time value, and broker quotes that are observable for the duration of the financial instrument's contractual term. These inputs are often adjusted for factors specific to the asset or liability, such as, location differentials and credit risk.
Financial instruments that utilize Level 2 fair valuation inputs, include derivatives arising from physical commodity forward contracts, commodity swaps and options, and forward interest rate and foreign-exchange swaps. In addition, Pembina’s loans and borrowings utilize Level 2 fair valuation inputs, whereby the valuation technique is based on discounted future interest and principal payments using the current market interest rates of instruments with similar terms.
c.    Level 3
Level 3 fair values utilize inputs that are not based on observable market data. Rather, various valuation techniques are used to develop inputs.
Financial instruments that utilize Level 3 fair valuation inputs include embedded derivative instruments arising from long-term power purchase agreements, whereby Pembina has purchased a proportionate interest of wind power. The fair value of these instruments is measured using a pricing and cash flow model that accounts for forward power prices, renewable wind power pricing discounts and differentials, and inflationary metrics. The rate used to discount the respective estimated cash flows is a government risk-free interest rate that is adjusted for an appropriate credit spread. The fair valuation of the embedded derivative instruments is judged to be a significant management estimate. These assumptions and inputs are susceptible to change and may differ from actual future developments. This estimation uncertainty could materially impact the quantified fair value; and therefore, the gains and losses on commodity-related derivative financial instruments.
As at December 31, 2023, a ten percent increase or decrease of wind power pricing discounts and forward power prices would increase or decrease earnings by $80 million (2022: $75 million) due to the resulting unrealized mark-to-market adjustment.
The carrying values of financial assets and liabilities in relation to their respective fair values, together with their appropriate fair value categorization are illustrated in the table below. Certain other non-derivative financial instruments measured at amortized cost, including cash and cash equivalents, trade receivables and other, trade payables and other, and other liabilities have been excluded since their carrying values are judged to approximate their fair values due to their nature and short maturity. These instruments would be categorized as Level 2 in the fair value hierarchy.

	2023				2022
As at December 31	Carrying Value	Fair Value			Carrying Value	Fair Value
($ millions)		Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
Financial assets carried at fair value
Derivative financial instruments(1)	80	—	51	29	129	—	92	37
Financial liabilities carried at fair value
Derivative financial instruments(1)	40	—	26	14	64	—	57	7
Contingent consideration(2)	39	—	—	39	49	—	12	37
Financial liabilities carried at amortized cost
Long-term debt(3)	10,499	—	9,989	—	10,600	—	9,590	—
(1)    At December 31, 2023 all derivative financial instruments are carried at fair value through earnings, except for $18 million in interest rate derivative financial assets that have been designated as cash flow hedges.
(2)    Included in trade payables and other. Under the terms of the agreements on Pembina's investment in the Cedar LNG Project, Pembina has commitments to make additional payments on a positive final investment decision. As at December 31, 2023, Pembina has met its commitments to fund development costs and annual operating budgets.
(3)    Carrying value of current and non-current balances. Includes loans and borrowings and subordinated hybrid notes.
130 Pembina Pipeline Corporation 2023 Annual Report

Changes in fair value of the derivative net assets classified as Level 3 in the fair value hierarchy were as follows:

For the year ended December 31
($ millions)	2023	2022
Level 3 derivative net asset at January 1	30	11
(Loss) gain on commodity-related derivative financial instruments included in earnings	(15)	19
Level 3 derivative net asset at December 31	15	30
There were no transfers into or out of Level 3 during the year ended December 31, 2023.
Hedge Accounting
a.    Net Investment Hedges
Pembina has designated certain U.S. dollar denominated debt as a hedge of the Company's net investment in U.S. dollar denominated subsidiaries and investments in equity accounted investees. This hedging activity is in aid of Pembina’s risk management strategy for foreign exchange risk. The designated debt has been assessed as having no ineffectiveness as the U.S. dollar denominated debt has an equal and opposite exposure to U.S. dollar fluctuations. The designated debt is recorded in loans and borrowings on the Consolidated Statements of Financial Position and all related gains and losses are recorded directly in other comprehensive income.
The details of the U.S. dollar denominated debt are as follows:

For the years ended December 31 ($ millions)	2023	2022
Notional amount of U.S. debt designated (in U.S. dollars)	250	250
Carrying value of U.S. debt designated	330	337
Maturity date	2025	2025
b.    Cash Flow Hedges
Pembina has designated interest rate forward swaps as hedging instruments to manage interest rate risk exposure related to Credit Facilities. The designated interest rate forward swaps are recorded in derivative financial instruments on the Consolidated Statements of Financial Position and all related gains or losses are recorded directly in other comprehensive income, with realized gains or losses reclassified to net finance costs.
The details of the interest rate forward swap derivative instruments are as follows:

For the years ended December 31 ($ millions)	2023	2022
Notional amount of interest rate forward swaps	331	338
Carrying value of interest rate forward swaps	18	31
Maturity date	2025	2025

Pembina Pipeline Corporation 2023 Annual Report 131

Gains and Losses on Derivative Instruments
Realized and unrealized losses (gains) on derivative instruments are as follows:

For the years ended December 31
($ millions)	2023	2022
Derivative instruments held at FVTPL(1)
Realized (gain) loss
Commodity-related	(11)	105
Foreign exchange	15	14
Unrealized loss (gain)
Commodity-related	32	(133)
Foreign exchange	(18)	12
Derivative instruments in hedging relationships
Interest rate loss (gain) recorded in other comprehensive income(2)	13	(23)
(1)    Realized and unrealized losses or gains on commodity derivative instruments held at FVTPL are included in loss (gain) on commodity-related derivative financial instruments in the Consolidated Statements of Earnings and Comprehensive Income. Realized and unrealized losses or gains on foreign exchange derivative instruments that are not designated as hedging instruments, but rather held at FVTPL, are included in net finance costs in the Consolidated Statements of Earnings and Comprehensive Income.
(2)     Unrealized losses or gains for designated cash flow hedges are recognized in impact of hedging activities in the Consolidated Statements of Earnings and Comprehensive Income, with realized losses or gains being reclassified to net finance costs. At December 31, 2023, the movement in other comprehensive income includes a realized gain of $16 million that was reclassified to net finance costs (2022: $5 million realized gain) (Note 22). No losses or gains have been recognized in net income relating to discontinued cash flow hedges.
24. CAPITAL MANAGEMENT
Pembina's objective when managing capital is to ensure a strong financial position and a stable stream of dividends to shareholders that is sustainable over the long-term. Pembina manages its capital structure based on requirements arising from significant capital development activities, the risk characteristics of its underlying asset base and changes in economic conditions. Pembina manages its capital structure and short-term financing requirements using non-GAAP measures, including the ratios of debt to adjusted EBITDA, debt to total enterprise value, adjusted cash flow to debt, debt to equity, and rating agency metrics such as funds from operations to debt. The metrics are used to measure Pembina's financial leverage and measure the strength of Pembina's balance sheet. Pembina remains satisfied that the leverage currently employed in its capital structure is appropriate given the characteristics and operations of the underlying asset base.
Pembina maintains a conservative capital structure that allows it to finance its day-to-day cash requirements through its operations, without requiring external sources of capital. Pembina funds its operating commitments, short-term capital spending as well as its dividends to shareholders through this cash flow, while new borrowing and equity issuances are primarily reserved for the support of specific significant development activities. The capital structure of Pembina consists of shareholder's equity, comprised of common and preferred equity, and long-term debt. Long-term debt is comprised of bank credit facilities, unsecured notes, and subordinated hybrid notes.
Pembina is subject to certain financial covenants under its note indentures and credit agreements and is in compliance with all financial covenants as of December 31, 2023.
Note 16 of these financial statements shows the change in share capital for the year ended December 31, 2023.
132 Pembina Pipeline Corporation 2023 Annual Report

25. GROUP ENTITIES
Significant Subsidiaries

As at December 31		Ownership Interest
(percentages)	Jurisdiction	2023	2022
Pembina Cochin LLC	Delaware U.S.	100	100
Pembina Empress NGL Partnership	Alberta	100	100
Pembina Holding Canada L.P.	Alberta	100	100
Pembina Infrastructure and Logistics L.P.	Alberta	100	100
Pembina Midstream Limited Partnership	Alberta	100	100
Pembina Oil Sands Pipeline L.P.	Alberta	100	100
Pembina Pipeline	Alberta	100	100
26. RELATED PARTIES
Pembina enters into transactions with related parties in the normal course of business and all transactions are measured at their exchange amount, unless otherwise noted. Pembina provides management and operational oversight services, on a fixed fee and cost recovery basis, to certain equity accounted investees. Pembina also contracts for services and capacity from certain of its equity accounted investees, advances funds to support operations and provides letters of credit, including financial guarantees.
A summary of the significant related party transactions and balances are as follows:

For the years ended December 31 ($ millions)	2023	2022
Services provided(1)
PGI	272	106
Aux Sable	132	104
Alliance	15	16
Cedar LNG	12	7
Veresen Midstream	—	35
Other(2)	2	1
Total services provided	433	269
Services received
PGI	12	11
Alliance	12	12
Other(2)	—	3
Total services received	24	26

As at December 31 ($ millions)	2023	2022
Advances to related parties(3)	—	22
Trade receivables and other(4)	36	42
Trade payables and other(5)	1	150
(1)    Services provided by Pembina include payments made by Pembina on behalf of related parties.
(2) Other includes transactions with CKPC, Grand Valley, and ACG (for 2023 only). Excluded are amounts recorded on the transfer of assets and liabilities as part of the dissolution of CKPC.
(3)    During the year ended December 31, 2023, Pembina settled an advance due from Ruby for U.S. $14 million and Fort Corp repaid advances of $4 million.
(4)    As at December 31, 2023, trade receivables and other includes $33 million due from PGI (2022: $41 million).
(5)    As at December 31, 2022, trade payables and other included U.S. $102 million related to the Ruby Settlement Agreement with Ruby, which was settled in January 2023.

Pembina Pipeline Corporation 2023 Annual Report 133

Key Management Personnel and Director Compensation
Key management consists of Pembina's directors and certain key officers.
Compensation
In addition to short-term employee benefits, including salaries, director fees and short-term incentives, Pembina also provides key management personnel with share-based compensation, contributes to post employment pension plans and provides car allowances, parking and business club memberships.
Key management personnel compensation comprised:

For the years ended December 31
($ millions)	2023	2022
Short-term employee benefits	16	12
Share-based compensation and other(1)	13	34
Total compensation of key management	29	46
(1)    Includes termination benefits.
Transactions
Key management personnel and directors of Pembina control less than one percent of the voting common shares of Pembina (consistent with the prior year). Certain directors and key management personnel also hold Pembina preferred shares. Dividend payments received for the common and preferred shares held are commensurate with other non-related holders of those instruments.
Certain officers are subject to employment agreements in the event of termination without just cause or change of control.
Post-Employment Benefit Plans
Pembina has significant influence over the pension plans for the benefit of their respective employees. No balance payable is outstanding at December 31, 2023 (2022: nil).

($ millions)		Transaction Value Years Ended December 31
Post-employment benefit plan	Transaction	2023	2022
Defined benefit plan	Funding	17	15
134 Pembina Pipeline Corporation 2023 Annual Report

27. COMMITMENTS AND CONTINGENCIES
Commitments
Pembina was committed for the following amounts under its contracts and arrangements as at December 31, 2023:

Contractual Obligations(1)	Payments Due by Period
($ millions)	Total	Less than 1 year	1 – 3 years	3 – 5 years	After 5 years
Construction commitments(2)	707	525	182	—	—
Other commitments related to lease contracts(3)	502	79	100	75	248
Transportation and processing(4)	176	38	98	31	9
Funding commitments(5)	315	289	13	13	—
Software, cloud computing and other	26	11	11	3	1
Total contractual obligations	1,726	942	404	122	258
(1)Pembina enters into product purchase agreements and power purchase agreements to secure supply for future operations. Purchase prices of both NGL and power are dependent on current market prices. Volumes and prices for NGL and power contracts cannot be reasonably determined, and therefore, an amount has not been included in the contractual obligations schedule. Product purchase agreements range from one to eight years and involve the purchase of NGL products from producers. Assuming product is available, Pembina has secured between 18 and 190 mbpd of NGL each year up to and including 2031. Power purchase agreements range from one to 23 years and involve the purchase of power from electrical service providers. Pembina has secured up to 75 megawatts per day each year up to and including 2046.
(2)Excludes significant projects that are awaiting regulatory approval, projects which Pembina is not committed to construct, and projects that are executed by equity accounted investees.
(3)Relates to expected variable lease payments excluded from the measurements of the lease liability, payments under lease contracts which have not yet commenced, and payments related to non-lease components in lessee lease contracts.
(4)Take-or-pay payments for minimum volumes to be transported or processed, including $10 million of contract transportation on the Alliance Pipeline.
(5)Pembina has committed to fund the construction of an asset that will connect Pembina's assets into a third-party pipeline, as well as fund the development of an asset. At December 31, 2023, Pembina has a remaining commitment of $229 million to Cedar LNG for pre-FID costs.
Commitments to Equity Accounted Investees
Pembina has commitments to provide contributions to certain equity accounted investees based on annual budgets approved by the joint venture partners and contractual agreements.
Contingencies
Pembina, including its subsidiaries and its investments in equity accounted investees, are subject to various legal and regulatory and tax proceedings, actions and audits arising in the normal course of business. Pembina represents its interests vigorously in all proceedings in which it is involved. Legal and administrative proceedings involving possible losses are inherently complex, and the company applies significant judgment in estimating probable outcomes. Of significance was a claim filed against Aux Sable by a counterparty to an NGL supply agreement. In the fourth quarter of 2023, the claim was settled and discontinued. Pembina contributed $145 million to Aux Sable, representing Pembina's proportionate share of the settlement. In the third quarter of 2023, a $58 million provision was recognized in share of profit from equity accounted investees for the claim, net of provisions recorded in prior years.
Letters of Credit
Pembina has provided letters of credit to various third parties in the normal course of conducting business. The letters of credit include financial guarantees to counterparties for product purchases and sales, transportation services, utilities, engineering and construction services. The letters of credit have not had and are not expected to have a material impact on Pembina's financial position, earnings, liquidity or capital resources. As at December 31, 2023, Pembina had $201 million (2022: $198 million) in letters of credit issued.
Pembina Pipeline Corporation 2023 Annual Report 135

HEAD OFFICE
Pembina Pipeline Corporation
Suite 4000, 585 - 8th Avenue SW
Calgary, Alberta T2P 1G1
AUDITORS
KPMG LLP
Chartered Professional Accountants
Calgary, Alberta
TRUSTEE, REGISTRAR & TRANSFER AGENT
Computershare Trust Company of Canada
Suite 600, 530 - 8th Avenue SW
Calgary, Alberta T2P 3S8
1.800.564.6253
STOCK EXCHANGE
Pembina Pipeline Corporation
Toronto Stock Exchange listing symbols for:
COMMON SHARES PPL
PREFERRED SHARES PPL.PR.A, PPL.PR.C, PPL.PR.E, PPL.PR.G, PPL.PR.I, PPL.PR.O, PPL.PR.Q, PPL.PR.S, PPL.PF.A, PPL.PF.B and PPL.PF.E
New York Stock Exchange listing symbol for:
COMMON SHARES PBA
INVESTOR INQUIRIES
PHONE 403.231.3156
FAX 403.237.0254
TOLL FREE 1.855.880.7404
EMAIL investor-relations@pembina.com
WEBSITE www.pembina.com